SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2020

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
550 S. 4th Street
Minneapolis, MN 55415

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

(a)The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020

(b)The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23) Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2020
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Wells Fargo & Company 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1989.

Cleveland, Ohio
June 24, 2021

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019
	2020	2019
Assets:
Investments at fair value:
Allocated	$41,997,295,666	41,436,846,512
Unallocated	1,054,953,698	1,317,599,124
Investments at fair value	43,052,249,364	42,754,445,636
Investments at contract value	4,655,744,112	4,262,646,711
Total investments	47,707,993,476	47,017,092,347
Notes receivable from participants	834,307,016	934,038,551
Employer match contribution receivable	240,175,579	224,571,691
Accrued income	70,604	1,163,585
Total assets	48,782,546,675	48,176,866,174
Liabilities:
ESOP notes payable – unallocated	(874,843,759)	(1,142,883,975)
Excess contributions and earnings payable	(12,027)	(34,080)
Total liabilities	(874,855,786)	(1,142,918,055)
Net assets available for benefits	$47,907,690,889	47,033,948,119

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2020
2020
Additions (deductions) to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,152,151,066
Dividends	531,738,206
Interest	114,029,869
Total investment income	1,797,919,141
Contributions:
Employer	1,014,029,245
Participants	1,802,114,915
Rollovers	125,837,262
Total contributions	2,941,981,422
Interest income from notes receivable from participants	53,868,639
Other income	40,035,749
Total additions to plan assets	4,833,804,951
Benefits paid to participants	(3,941,691,294)
ESOP interest expense	(18,370,887)
Total deductions to plan assets	(3,960,062,181)
Net increase	873,742,770
Net assets available for benefits:
Beginning of year	47,033,948,119
End of year	$47,907,690,889

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company”, "Wells Fargo" or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service, subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions, if awarded by the Human Resources Committee of the board of directors of the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan is administered by the Plan Administrator and its delegates. The Plan document requires that Company common stock be offered as an available investment option to participants through the Wells Fargo ESOP Fund. The Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to select additional investment alternatives to be offered to participants. Under the terms of a trust agreement between the Company, Wells Fargo Bank, N.A. (the “Trustee”), which is a wholly owned subsidiary of the Company, and the Plan, the Trustee manages the Plan’s assets in one or more funds (“Trust”) on behalf of the Plan, except to the extent the Trustee is directed by the Committee. GreatBanc Trust Company has been appointed the Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary for limited purposes in connection with the ESOP provisions of the Plan.
Effective January 1, 2020, the Plan was amended and restated to (i) incorporate a previous separate plan amendment related to the divesture of Eastdil Secured, L.L.C.; (ii) change how catch-up contributions are deducted; (iii) revise certain references to money sources; (iv) add reference to expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Public Law 100-707, as it relates to disaster hardship withdrawals; (v) change the Plan Administrator definition by the removal of the Head of Enterprise Company Solutions; (vi) change the definition of Company Representative by the removal of Head of Enterprise Company Solutions; (vii) update procedures Regarding Domestic Relations Orders; and (viii) make certain changes to hardship withdrawal requests.
    5    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual, eligible certified compensation. Participants age 50 or older can make catch‑up salary deferral contributions each year in accordance with limits set by the IRS. Catch‑up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Wells Fargo ESOP Fund, which is primarily invested in the Company’s common stock, and participants can reallocate their Plan account balance, including employer matching contributions, at any time. All actively employed participants in the Plan are fully vested in their employer matching contributions.
The Company may make a discretionary profit sharing contribution to the Plan, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of annual, eligible certified compensation). The profit sharing contributions are automatically invested in the Wells Fargo ESOP Fund, which is primarily invested in the Company’s common stock, and become 100% vested after three years of service. Participants can transfer out of the Wells Fargo ESOP Fund into any other available investment funds under the Plan at any time. For the year ended December 31, 2020, the Company did not make a discretionary profit sharing contribution.
Plan participants may also elect to roll over distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.
(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions, any rollover contributions, the Company’s matching contributions, and any discretionary profit sharing contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.
(d)        ESOP Plan Notes
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company or the Company may contribute Company common stock. There was no new ESOP loan issued in 2020 or 2019, as the Plan did not borrow money to buy Company common or preferred stock.

    6    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
(e)        Payment of Benefits and Forfeitures
Upon termination of employment, a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution. The option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to roll over their account balance or takes the portion of their account invested in the Company’s common stock in-kind.
While employed, a participant may make withdrawals from his or her Plan account (as allowed under IRS regulations), subject to certain restrictions, as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the portion of their withdrawal invested in the Company’s common stock be disbursed in-kind with the value of fractional shares paid in cash. Pursuant to the Coronavirus Aid, Relief and Economic Security (CARES) Act, from June 15, 2020 to December 31, 2020, a qualifying participant was permitted to request pandemic-related distributions from the participant’s vested Plan account with such distributions permitted to be re-contributed to the Plan in accordance with applicable CARES Act guidance.
When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer contributions were approximately $2,980,000 for the year ended December 31, 2020. The unallocated forfeiture account balance was $0 for both years ended December 31, 2020 and 2019.
(f)         Notes Receivable from Participants
Two types of loans are available to participants under the Plan: general purpose and principal residence. General-purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence and may not exceed 20 years. Participants may have two loans outstanding at any time, one of which may be a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000 reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan to the Participant during the one-year period ending on the day before the date on which the loan is made, over (B) the outstanding balance of loans from the Plan to the Participant on the date on which the loan is made, or (2) one-half of the value of the Participant’s vested Account balance on the date on which the loan is made. The minimum principal amount for any loan is $500. The loan interest rate is 2% above the prime rate charged by Wells Fargo Bank, N.A., the Trustee. Pursuant to the CARES
    7    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
Act, from June 15, 2020 to September 22, 2020, a qualifying participant was permitted to request pandemic-related loans up to $100,000 in accordance with applicable CARES Act guidance.
Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated to the participant's account and invested according to the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2020, interest rates ranged from 3.25% to 11.50% and loans mature through November 30, 2040. Pursuant to the CARES Act, from June 15, 2020 to December 31, 2020, qualifying participants were permitted to temporarily suspend repayments on Plan loans.
(g)        ESOP
The Plan has purchased Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund.
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. The Plan uses the cash dividends received to purchase the shares needed to meet the employee reinvestment needs from the Company.
(h)        Investment Options
Participants may direct the investment of their salary deferral contributions to the Plan in one or more investment funds. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo/State Street Target Date CIT, an age-based series of target retirement date funds that serves as the Plan's qualified default investment alternative. Participants may change their deferral percentage or investment direction at any time.

(2)         Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns.

    8    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
(c)        Fair Value Definition and Hierarchy
Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on an exit price notion that maximizes the use of observable inputs and minimizes the use of unobservable inputs.
The Plan classifies its assets and liabilities measured at fair value based upon a three-level hierarchy that assigns the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. The three levels are as follows:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
•Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.
•Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, market comparable pricing, option models and similar techniques.
(d)        Investments and Income Recognition
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.
(e)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and Plan loan rules, as determined by the Plan Administrator.
(f)       Investments Valued at Contract Value
(i) Description
The Wells Fargo Stable Value Fund (the “Stable Value Fund”) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The security-backed contracts held in the Stable Value Fund guarantee a
    9    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
fixed return to its investors, resulting in it being considered a fully benefit responsive contract. The Stable Value Fund also invests in the Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets. The Stable Value Fund uses this investment for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.
(ii)     Valuation of Underlying Investments
Security-backed contracts are carried at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year) attached to the Form 5500 filed by the Plan with the Department of Labor (DOL). The short‑term investment fund investment is carried at the reported unit value of the fund. The underlying assets may contain issues that are considered illiquid.
(iii)  Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract
    10    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date that corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;
•the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;
•withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early
    11    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;
•any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and
•the delivery of any communication to Plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund manager does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(iv)   Wrapper Contract Fees
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2020 were $349,241 based on separate agreements for various types of instruments.
(g)        Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The continuation of COVID-19 around the world has caused significant volatility in the U.S. and abroad. There is significant uncertainty around the breadth and duration of the business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and to the future market value of the Plan's investments.
(h)         Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(i)        Payment of Benefits
Benefits are recorded when paid.

    12    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
(j)     Adopted Accounting Pronouncement
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU or Update) 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The Update modifies fair value disclosure requirements by removing, modifying or adding to the required fair value disclosures which affects our disclosures in note 5 (Fair Value Measurements). The Update is effective for fiscal years beginning after December 15, 2019. The Plan adopted the Update for plan year 2020. The Update did not have a material impact to the statement of net assets available for benefits or the statement of changes in net assets available for benefits.
(k)     Excess Contributions and Earnings Payable
Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2020 and 2019, $12,027 and $34,080, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(3)        Wells Fargo ESOP Fund
The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts.
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund and the Unallocated Reserve in proportion to “votes" cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased.
The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’
    13    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.

(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of December 31, 2020 and 2019 and for the year ended December 31, 2020 is presented in the following tables and also discussed in Note 8.

	2020	2019
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company convertible preferred stock	$989,631,427	1,231,374,393
Money market funds	25,292,257	86,224,731
Total investments	1,014,923,684	1,317,599,124
Accrued income	4,175	138,171
Total assets	1,014,927,859	1,317,737,295
Liabilities:
Notes payable	(874,843,759)	(1,142,883,975)
Total liabilities	(874,843,759)	(1,142,883,975)
Net assets available for benefits	$140,084,100	174,853,320
Company convertible preferred shares:
Number of shares	822,242	1,071,418
Cost	$874,843,715	1,142,883,919

    14    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020

2020
ESOP
Unallocated
Contributions	$147,736,208
Net appreciation	4,902,240
Dividend income	77,097,173
Interest income	511,253
Notes payable interest expense	(18,370,887)
Conversion of preferred stock	(268,040,204)
Debt principal payments	268,040,215
Release of common stock - 9,733,434 shares	(246,645,218)
Decrease in net assets	(34,769,220)
Net assets:
Beginning of year	174,853,320
End of year	$140,084,100

    15    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020

(5)        Fair Value Measurements
The Plan classifies its investments recorded at fair value as either Level 1, 2, or 3 in the fair value hierarchy. The highest priority (Level 1) is assigned to valuations based on unadjusted quoted prices in active markets and the lowest priority (Level 3) is assigned to valuations based on significant unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirety. If unobservable inputs are considered significant, the instrument is classified as Level 3.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market.
Investments in collective investment funds are redeemable daily at net asset value ("NAV"), which is the readily determinable fair value. The price per share is quoted on a private market; however, the price per share is based on the value of the underlying investments, which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Stable Value Fund’s collective investment funds that are not an underlying investment of a fully benefit responsive contract are valued at NAV as described above.
Investments in the Company’s common stock are valued at quoted market values.
Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and the Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.
Investments in money market funds are in collective investment funds and are valued at NAV as described above.
    16    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
The allocated portion of the Wells Fargo ESOP Fund is structured as a unitized account that holds Wells Fargo common stock that are valued at quoted market prices and a percentage of money market funds that are valued at NAV as described above. The money market funds are used to provide daily liquidity for the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019, respectively:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	23,196,528,648	—	23,196,528,648
Mutual funds	937,947,632	—	—	937,947,632
Multi-manager funds:
Collective investment funds	—	7,578,276,349	—	7,578,276,349
Mutual funds	3,903,618,759	—	—	3,903,618,759
Total multi-
manager funds	3,903,618,759	7,578,276,349	—	11,481,895,108
Stable Value Fund
Collective investment funds	—	222,618,539	—	222,618,539
Company common stock	6,077,601,259	—	—	6,077,601,259
Company convertible preferred
stock	—	—	989,631,427	989,631,427
Money market funds	—	146,026,751	—	146,026,751
Total investments
at fair value	$10,919,167,650	31,143,450,287	989,631,427	43,052,249,364
    17    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	20,247,438,314	—	20,247,438,314
Mutual funds	689,913,628	—	—	689,913,628
Multi-manager funds:
Collective investment funds	—	7,171,276,746	—	7,171,276,746
Mutual funds	3,546,242,857	—	—	3,546,242,857
Total multi-
manager funds	3,546,242,857	7,171,276,746	—	10,717,519,603
Stable Value Fund
Collective investment funds	—	299,158,085	—	299,158,085
Company common stock	9,366,536,745	—	—	9,366,536,745
Company convertible preferred
stock	—	—	1,231,374,393	1,231,374,393
Money market funds	—	202,504,868	—	202,504,868
Total investments
at fair value	$13,602,693,230	27,920,378,013	1,231,374,393	42,754,445,636

There were no transfers between the fair value levels in 2020.
    18    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2019	$1,231,374,393
Realized losses	(14,753,632)
Unrealized gains relating to instruments still held at the reporting date	41,050,870
Conversions	(268,040,204)
Balance, December 31, 2020	$989,631,427
Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2020:
Convertible preferred stock	$989,631,427	Discounted	Discount
		cash flow	rate	1.90% – 2.40%	2.26%
December 31, 2019:
Convertible preferred stock	$1,231,374,393	Discounted	Discount
		cash flow	rate	3.65% – 3.78%	3.75%
(1) Weighted averages are calculated using outstanding shares at the end of the year.

(6)       Concentration of Investments
At December 31, 2020 and 2019, the Plan owned approximately 3.67% and 3.18%, respectively, of the issued common stock of the Company. The Plan’s investment in shares of the Company’s common and preferred stock aggregate 16.43% and 24.79% of total investments at fair value as of December 31, 2020 and 2019, respectively. The quoted market price of the Company’s common stock was $30.18 and $53.80 as of December 31, 2020 and 2019, respectively.

(7)        Related-Party Transactions and Party in Interest
The Plan engages in transactions involving acquisition or disposition of units of participation in collective investment funds of the Trustee, as well as shares of mutual funds managed by affiliates of the Company and the Trustee, which are parties in interest with respect to the Plan. These
    19    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. Additionally, the Stable Value Fund is managed by an affiliate of the Company and the Company pays the investment management fees of such affiliate that are associated with the Stable Value Fund.
During 2020 and 2019, the Plan allowed participants to invest in Company common stock.

(8)        Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator is responsible for determining how these Proceeds will be allocated to the Plan.
These Proceeds are deposited into an interest-bearing account until the Plan Administrator is able to determine how to allocate the monies into the Plan and are included as unallocated investments on the statements of net assets available for benefits and in other income on the statement of changes of net assets available for benefits.

(9)     Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 2, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

(10)    Regulatory Matters
The Plan Sponsor received written notification dated August 29, 2014, from the DOL advising the Plan had been selected for review by the DOL. In the DOL's August 29th, 2014 written notification, the Plan Sponsor was informed the review will consist primarily of an on-site examination of Plan records and interviews of Plan officials. The DOL has requested to examine information for plan years 2010 through the present.
By a letter dated August 25th, 2020, the Plan Sponsor received written notice from the IRS that the Plan was selected for examination of the Plan year ended December 31, 2018. The IRS requested certain Plan information and documents that the Plan Sponsor has been providing.

    20    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
(11)     Notes Payable
Notes payable as of December 31 were:

	2020	2019
2.50% 2011 ESOP Convertible Preferred Stock Note, due
March 2021	$—	29,073,660
2.30% 2012 ESOP Convertible Preferred Stock Note, due
December 2021	22,573,596	53,752,596
1.30% 2013 ESOP Convertible Preferred Stock Note, due
December 2022	67,523,320	106,763,320
1.50% 2014 ESOP Convertible Preferred Stock Note, due
December 2023	107,975,439	148,268,439
1.48% 2015 ESOP Convertible Preferred Stock Note, due
December 2024	101,153,919	127,154,475
1.70% 2016 ESOP Convertible Preferred Stock Note, due
December 2025	176,420,700	214,430,700
1.90% 2017 ESOP Convertible Preferred Stock Note, due
December 2026	168,595,930	198,552,930
2.25% 2018 ESOP Convertible Preferred Stock Note, due
December 2027	230,600,855	264,887,855
	$874,843,759	1,142,883,975
Maturities of notes payable calculated based on the contractual agreements are as follows:

Year ending December 31:
2021	$25,948,756
2022	235,969,890
2023	195,785,463
2024	147,094,500
2025	127,421,400
Thereafter	142,623,750
$874,843,759
The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in installments through March 31, 2027, with the last payment due December 31, 2027. The estimated fair value of the notes as of December 31, 2020 and 2019 was approximately $899 million and $1,119 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.
    21    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020

(12)     Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

(13)   Legal Actions
The following class actions lawsuits have been brought on behalf of Plan participants and beneficiaries:
a)Plaintiff Yvonne Becker filed a putative class action Complaint against Wells Fargo & Company (“Wells Fargo”), Wells Fargo Bank, National Association, Galliard Capital Management, Inc., the Employee Benefits Review Committee, the Human Resources Committee of the Board of Directors of Wells Fargo & Company (“HRC”) and individual members Ronald L. Sargent, Wayne M. Hewett, Donald M. James, and Maria R. Morris on March 13, 2020 in the U.S. District Court for the Northern District of California. Plaintiff is a former employee of Wells Fargo and a participant in the Plan. Plaintiff purports to bring this action on behalf of “all participants and beneficiaries in the Wells Fargo & Company 401(k) Plan from March 13, 2014 through the date of judgment.” Plaintiff alleges that several investment options in the Plan charged excessive fees, underperformed comparable to investment alternatives, and paid fees to Wells Fargo. The challenged investments include:
o Wells Fargo/State Street Target Date Collective Investment Trusts
o Wells Fargo/SSGA Global Equity Index Fund (through the Target Date Funds);
o Wells Fargo/SSGA Global Bond Index Fund (through the Target Date Funds);
o Wells Fargo/Causeway International Value Fund (through the International Equity Fund);
o Wells Fargo Treasury Money Market Fund;
o Wells Fargo Emerging Growth Fund (through the Small Cap Fund);
o Wells Fargo Federated Total Return Bond Fund (through the Global Bond Fund);
o Wells Fargo Stable Value Fund;
o Wells Fargo/Blackrock Short-Term Investment Fund (through the Target Date Funds); and
o Wells Fargo Stable Return Fund (through the Wells Fargo Stable Value Fund).
On the basis of these allegations, Plaintiff asserts four claims for breach of ERISA’s fiduciary duties and violation of ERISA’s prohibited transaction rules.
On May 8, 2020, the Court so ordered the parties’ stipulation in which Plaintiff voluntarily dismissed the HRC and individual members Ronald L. Sargent, Wayne M. Hewett, Donald M. James, and Maria R. Morris from the action.
On May 8, 2020, Defendants filed a motion to transfer venue to the District of Minnesota. On September 21, 2020, the U.S. District Court for the Northern District of California granted Defendants' motion to transfer the case to the U.S. District Court for the District of Minnesota
    22    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
pursuant to the Plan's forum selection clause. Plaintiff appealed that order (via petition for mandamus) and, on April 1, 2021, the Ninth Circuit denied Becker's petition.
Defendants filed a motion to dismiss the Complaint, and the Court heard oral arguments on April 16, 2021.
b)Plaintiffs filed two securities class actions in the Northern District of California against the Company and certain individual defendants: (1) Hefler v. Wells Fargo & Company et al., No. 16-cv-05479, filed on September 26, 2016 by Robbins Geller Rudman & Dowd LLP; and (2) Klein v. Wells Fargo & Company et al., No. 16-cv-05513, filed on September 28, 2016 by Pomerantz LLP. On January 5, 2017, Judge Jon S. Tigar issued an order consolidating the two cases. On March 6, 2017, plaintiffs filed a Consolidated Class Action Complaint for Violations of the Federal Securities Laws (the “First Consolidated Complaint”).
On March 15, 2018, plaintiffs filed a Second Consolidated Class Action Complaint for Violations of the Federal Securities Laws. In the second amended complaint, Plaintiffs purported to represent a class of all persons who acquired Wells Fargo common stock between February 26, 2014 and September 20, 2016. Plaintiffs alleged that defendants made material misstatements and omissions regarding, inter alia, Wells Fargo’s (i) cross-sell metrics, (ii) cross-selling strategy and the purpose of the strategy, (iii) risk management and the effectiveness of internal controls over financial reporting, and (iv) corporate culture and business practices. Plaintiffs allege that these misstatements and omissions were made in, inter alia, Wells Fargo’s quarterly and annual financial statements during the Class Period, quarterly and annual earnings press releases and analyst and investor conference calls, presentations at various investor and industry conferences, and in certain other public statements. On July 30, 2018, the parties entered into a Stipulation and Agreement of Settlement (the “Settlement Agreement”). Therein, Wells Fargo agreed to pay $480,000,000 on behalf of all Defendants for the benefit of the settlement class in return for a release by the class members of all claims relating to the purchase, acquisition, or ownership of Wells Fargo common stock during the Class Period that were asserted or could have been asserted in the action and which relate to the allegations, facts, and circumstances referred to in the complaint.
The deadline for class members to opt out of the settlement or object to its terms was November 27, 2018. The hearing on final approval of the settlement was held on December 18, 2018, and the Court issued an order the same day granting final approval to the settlement. The deadline for class members to submit a claim under the settlement was January 23, 2019. The Plan received notice of the pendency of the proposed class settlement as a result of the Wells Fargo stock purchased and sold in the Plan during the Class Period on behalf of the Plan participants.
In order to avoid any potential conflict of interest with respect to whether to opt in or out of the settlement, the Employee Benefit Review Committee retained an Independent Fiduciary to review the settlement and determine whether it was in the best interest of the Plan participants and beneficiaries for the Trustee of the Plan to opt in or out of the settlement and then direct the Trustee whether to file a claim. The Independent Fiduciary determined that it is in the best
    23    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
interest of the Plan participants and beneficiaries for the Trustee to file a claim and directed the Trustee to file a claim. The Independent Fiduciary worked with the Trustee to determine the amount of the claim, and the Trustee timely filed the claim with the settlement administrator.
The Court previously granted a motion for preliminary approval of the settlement and held a fairness hearing on December 18, 2018, during which the Court granted the motions. The settlement proceeds disbursed to the Plan was dependent on, among other things, the total number of class members who submit claims under the settlement. The settlement administrator disbursed funds to the Trustee in the amount of $40,039,393 on October 8, 2020, which was allocated on February 16, 2021 to Plan participants with positive net purchases in the Wells Fargo ESOP and Non-ESOP Funds greater than $10 (which was the di minimum approved by the Court) between and including February 26, 2014 and September 20, 2016. The settlement excluded the following individuals and entities: (i) Defendants; (ii) Immediate Family Members of any Individual Defendant; (iii) any person who was a director or member of the Operating Committee of Wells Fargo during the Class Period and their Immediate Family Members; (iv) any parent, subsidiary or affiliate of Wells Fargo; (v) any firm, trust, corporation, or other entity in which Defendants or any other excluded person or entity has, or had during the Class Period, a controlling interest; and (vi) the legal representatives, agents, affiliates, heirs, successors-in-interest or assigns of any such excluded persons or entities.
c)Plan participants filed three putative class actions, now consolidated into one action, In re: Wells Fargo ERISA 401(k) Litigation (D. Minn.) against Wells Fargo and various individuals alleged to be fiduciaries under the Plan. The lawsuit alleges that the Company’s stock should not have been offered as an investment option in the Plan and seeks damages, as a result of the drop in the Company’s stock price. This consolidated class action arises out of the Wells Fargo government consent orders relating to sales practices, which were announced publicly on September 8, 2016.
Plaintiffs challenge the decision to offer the Wells Fargo Stock Fund as an investment option, alleging that the stock was trading at an artificially high price due to allegedly undisclosed sales practices and that the defendants should have acted on that information to prevent Plan participant losses when the stock price declined. Plaintiffs filed a consolidated, amended complaint on December 21, 2016, and defendants moved to dismiss the action on April 3, 2017. On September 21, 2017, the Court dismissed the action but allowed the plaintiffs to replead one count of the prior complaint. Plaintiffs filed an amended complaint, which defendants moved to dismiss on December 4, 2017. On July 19, 2018, the District Court dismissed the action completely. In July 2020, the United States Court of Appeals for the Eighth Circuit affirmed the District Court's dismissal. Plaintiffs' filed a petition for certiorari in the U.S. Supreme Court, and Wells Fargo's response was filed on March 1, 2021. On May 3, 2021, the Supreme Court denied the petition for writ of certiorari affirming the decisions of the lower courts, therefore the action is closed.
    24    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Notes to Financial Statements
December 31, 2020
(14)    Subsequent Events
In accordance with ASC 855, Subsequent Events, the Plan has events that have occurred subsequent to period end December 31, 2020 through June 24, 2021, the date at which the financial statements were available to be issued that require disclosure as follows:
Effective January 1, 2021, Empower Retirement, LLC became the new recordkeeper for the Plan and Great-West Trust Company, LLC became the new trustee for the Plan.
Effective January 1, 2021, Wells Fargo made certain changes relating to employer matching contributions under the Plan, with the result that the Plan is no longer considered a safe harbor plan under the IRC and is subject to annual nondiscrimination testing requirements from which it was previously exempt. Employer matching contributions are now subject to 3-year cliff vesting. With certain exceptions, a participant who is otherwise eligible to receive employer matching contributions will receive an employer matching contribution for a plan year only if he or she is employed on December 15 of that year.
Effective January 1, 2021, Wells Fargo amended the Plan to provide for a new annual employer contribution generally equal to the greater of 1% of an eligible participant’s certified compensation under the Plan for the plan year or $300. To be eligible to receive this contribution for a plan year, a participant must have completed one year of vesting service, must be employed on December 15 of the plan year (with certain exceptions), and the sum of the participant’s certified compensation and elective deferrals to the Wells Fargo & Company Deferred Compensation Plan for the plan year must be less than $75,000.
Effective January 1, 2021, Wells Fargo amended the Plan’s eligibility requirements with respect to employer discretionary contributions. To be eligible to receive this contribution for a plan year, in addition to completing a year of vesting service, a participant must now be employed on December 15 of the plan year (with certain exceptions) and the sum of the participant’s certified compensation and elective deferrals to the Wells Fargo & Company Deferred Compensation Plan for the plan year must be less than $150,000.
Effective January 1, 2021, Wells Fargo amended the Plan to add the option for distribution in the form of installments for participants who otherwise become eligible to receive distribution of their Plan benefit.

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
*	Participant loans	Participant loans,
		interest rates ranging from 3.25% to
		11.50%, maturing at various dates
		through November 30, 2040	N/A		$834,307,016

	State Street U.S. Bond Index Fund	Collective Investment Fund	137,378,971	(1)	1,689,211,828
	State Street S&P 500 Index Fund	Collective Investment Fund	163,892,264	(1)	5,573,156,422
	State Street S&P MidCap Index Fund	Collective Investment Fund	49,750,129	(1)	2,288,058,175
	State Street Russell Small Cap Index Fund	Collective Investment Fund	22,636,425	(1)	894,885,775
	State Street International Index Fund	Collective Investment Fund	25,892,953	(1)	694,008,807
	State Street NASDAQ 100 Index Fund	Collective Investment Fund	44,720,182	(1)	3,781,225,563
	Blackrock Global ESG Equity Index Fund	Collective Investment Fund	9,047,983	(1)	130,118,139
	State Street Emerging Markets Index Fund	Collective Investment Fund	3,253,445	(1)	130,355,790
*	Wells Fargo / State Street Target Today CIT	Collective Investment Fund	12,965,579	(1)	182,922,272
*	Wells Fargo / State Street Target 2015 CIT	Collective Investment Fund	10,065,911	(1)	132,749,236
*	Wells Fargo / State Street Target 2020 CIT	Collective Investment Fund	25,806,598	(1)	516,147,442
*	Wells Fargo / State Street Target 2025 CIT	Collective Investment Fund	95,914,672	(1)	1,370,121,902
*	Wells Fargo / State Street Target 2030 CIT	Collective Investment Fund	51,118,394	(1)	1,227,025,474
*	Wells Fargo / State Street Target 2035 CIT	Collective Investment Fund	59,373,770	(1)	961,504,773
*	Wells Fargo / State Street Target 2040 CIT	Collective Investment Fund	37,938,944	(1)	1,109,327,135
*	Wells Fargo / State Street Target 2045 CIT	Collective Investment Fund	41,271,164	(1)	740,239,599
*	Wells Fargo / State Street Target 2050 CIT	Collective Investment Fund	67,156,193	(1)	1,170,122,788
*	Wells Fargo / State Street Target 2055 CIT	Collective Investment Fund	20,420,449	(1)	434,955,565
*	Wells Fargo / State Street Target 2060 CIT	Collective Investment Fund	9,737,143	(1)	162,380,499
*	Wells Fargo / State Street Target 2065 CIT	Collective Investment Fund	688,105	(1)	8,011,464
					23,196,528,648

*	Wells Fargo 100% Treasury Money Market Fund	Mutual Fund	937,947,632	(1)	937,947,632
					937,947,632
	Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual Fund	4,965,771	(1)	956,208,839
	T Rowe Price Equity Income Fund	Common Collective Fund	34,295,525	(1)	924,950,314
	MFS Large Cap Value Fund	Common Collective Fund	27,549,259	(1)	936,399,326
					2,817,558,479
	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Large Cap Growth Fund	Common Collective Fund	40,504,069	(1)	1,340,684,694
	T Rowe Price Blue Chip Growth Fund	Common Collective Fund	20,629,745	(1)	1,361,150,583
	Delaware US Growth Fund	Mutual Fund	43,760,874	(1)	1,338,645,126
					4,040,480,403
	Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Emerging Growth Fund	Mutual Fund	15,040,857	(1)	302,170,812
	Advisory Research Small Cap Value Fund	Common Collective Fund	11,853,072	(1)	292,770,884
	State Street Russell Small Cap Index Fund	Common Collective Fund	15,283,227	(1)	604,191,811
	Wellington Select Small Cap Growth Fund	Common Collective Fund	11,112,433	(1)	301,369,174
	Wellington Small Cap Value Fund	Common Collective Fund	22,433,253	(1)	291,407,960
					1,791,910,641
	International Equity Fund	Multi-Manager Fund
	Causeway International Value Fund	Common Collective Fund	33,982,896	(1)	388,424,504
	Sprucegrove Collective Fund	Common Collective Fund	37,879,098	(1)	396,215,363
	American Funds EuroPacific Growth Fund	Mutual Fund	11,562,617	(1)	801,289,387
					1,585,929,254
	Emerging Markets Equity Fund	Multi-Manager Fund
	Acadian Emerging Markets Equity Fund	Common Collective Fund	23,101,288	(1)	338,433,877
	Lazard Emerging Markets Fund	Common Collective Fund	17,047,923	(1)	331,582,098
	DFA Emerging Markets Small Cap Fund	Mutual Fund	7,239,898	(1)	167,676,031
					837,692,006
	Diversified Real Asset Fund	Multi-Manager Fund
	Principal Diversified Real Asset Fund	Common Collective Fund	4,466,602	(1)	53,018,563
	State Street Real Asset Fund	Common Collective Fund	1,508,165	(1)	17,677,198
					70,695,761
	Global Bond Fund	Multi-Manager Fund
	Federated Hermes Total Return Bond Fund	Mutual Fund	5,815,143	(1)	67,281,206
	Brandywine Global Opportunities Bond Fund	Mutual Fund	11,373,133	(1)	135,795,211
	PIMCO Global Advantage Strategy Bond Fund	Mutual Fund	11,490,363	(1)	134,552,147
					337,628,564
					11,481,895,108

    26    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
*	Wells Fargo Stable Value Fund
	Security-backed contracts:
	American General Life Ins. Co.	2.00%		(1)	$—
	Massachusetts Mutual Life Ins.	2.31%		(1)	—
	Pacific Life Ins. Co.	2.46%		(1)	—
	Prudential Ins. Co. of America	2.52%		(1)	—
	Royal Bank of Canada	2.18%		(1)	—
	State Street Bank and TrustCo.	2.34%		(1)	—
	Transamerica Premier Life Ins. Co.	2.37%		(1)	—
	Voya Ins. and Annuity Co.	2.15%		(1)	—
*	Wells Fargo Fixed Income Fund C2	12,357,237 units		(1)	381,687,874
					381,687,874
		Adjustment from fair value to current value			(18,035,871)
		Total			363,652,003

	American General Life Ins. Co.	2.00%		(1)	—
	Massachusetts Mutual Life Ins.	2.31%		(1)	—
	Pacific Life Ins. Co.	2.46%		(1)	—
	Prudential Ins. Co. of America	2.52%		(1)	—
	Royal Bank of Canada	2.18%		(1)	—
	State Street Bank and TrustCo.	2.34%		(1)	—
	Transamerica Premier Life Ins. Co.	2.37%		(1)	—
	Voya Ins. and Annuity Co.	2.15%		(1)	—
*	Wells Fargo Fixed Income Fund Q2	31,307,770 units		(1)	390,286,983
					390,286,983
		Adjustment from fair value to current value			(18,023,055)
		Total			372,263,928

	Metropolitan Life Ins. Co.	2.31%		(1)	—
	Separate account 771			(1)	375,897,170
	Separate account 690			(1)	297,325,934
					673,223,104
		Adjustment from fair value to current value			(29,020,103)
		Total			644,203,001

	American General Life Ins. Co.	2.00%		(1)	—
	Massachusetts Mutual Life Ins.	2.31%		(1)	—
	Nationwide Life Insurance Co.	2.36%		(1)	—
	Pacific Life Ins. Co.	2.46%		(1)	—
	Prudential Ins. Co. of America	2.52%		(1)	—
	Royal Bank of Canada	2.18%		(1)	—
	State Street Bank and TrustCo.	2.34%		(1)	—
	Transamerica Premier Life Ins. Co.	2.37%		(1)	—
	Voya Ins. and Annuity Co.	2.15%		(1)	—
	3M Co	2.650%, $225,000 par, due 4/15/2025		(1)	244,376
	Abay Leasing 2014 LLC	2.654%, $1,905,000 par, due 11/9/2026		(1)	2,016,846
	ABB Treasury Center USA Inc	4.000%, $550,000 par, due 6/15/2021		(1)	559,129
	AbbVie Inc	3.375%, $561,000 par, due 11/14/2021		(1)	576,078
	AbbVie Inc	2.300%, $3,680,000 par, due 11/21/2022		(1)	3,813,952
	AbbVie Inc	2.150%, $2,450,000 par, due 11/19/2021		(1)	2,489,460
	Access Group Inc 2013-1	0.648%, $1,068,876 par, due 2/25/2036		(1)	1,058,594
	AEP Texas Inc	2.400%, $153,000 par, due 10/1/2022		(1)	157,820
	AIG Global Funding	2.700%, $1,380,000 par, due 12/15/2021		(1)	1,410,963
	AIG Global Funding	2.300%, $1,660,000 par, due 7/1/2022		(1)	1,704,888
	Alexandria Real Estate Equities Inc	3.450%, $2,000,000 par, due 4/30/2025		(1)	2,223,840
	Alexandria Real Estate Equities Inc	4.000%, $882,000 par, due 1/15/2024		(1)	970,685
	Alliant Energy Finance LLC	3.750%, $166,000 par, due 6/15/2023		(1)	177,856
	Ally Auto Receivables Trust 2018-1	2.350%, $239,048 par, due 6/15/2022		(1)	239,697
	Ally Auto Receivables Trust 2018-2	2.920%, $662,197 par, due 11/15/2022		(1)	667,226
	Ally Auto Receivables Trust 2018-3	3.000%, $296,905 par, due 1/17/2023		(1)	299,929
	Ally Auto Receivables Trust 2019-1	2.910%, $1,511,356 par, due 9/15/2023		(1)	1,536,243
	Ally Auto Receivables Trust 2019-3	1.930%, $1,490,000 par, due 5/15/2024		(1)	1,513,940
	Amal Ltd/Cayman Islands	3.465%, $129,842 par, due 8/21/2021		(1)	131,397
	Ameren Illinois Co	2.700%, $620,000 par, due 9/1/2022		(1)	640,688
	Ameren Illinois Co	3.250%, $1,420,000 par, due 3/1/2025		(1)	1,559,494
	American Electric Power Co Inc	3.650%, $400,000 par, due 12/1/2021		(1)	412,353
	American Express Co	3.375%, $1,026,000 par, due 5/17/2021		(1)	1,034,902
	American Express Co	2.750%, $850,000 par, due 5/20/2022		(1)	876,905
	American Express Co	3.400%, $360,000 par, due 2/22/2024		(1)	390,701
	American Express Co	3.400%, $355,000 par, due 2/27/2023		(1)	377,564
    27    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
American Express Co	3.700%, $1,300,000 par, due 8/3/2023		(1)	$1,407,756
American Express Credit Account Master Trust	3.180%, $3,633,000 par, due 4/15/2024		(1)	3,707,942
American Express Credit Account Master Trust	2.870%, $4,380,000 par, due 10/15/2024		(1)	4,519,284
American Express Credit Account Master Trust	3.060%, $4,000,000 par, due 2/15/2024		(1)	4,061,168
American Honda Finance Corp	2.200%, $2,232,000 par, due 6/27/2022		(1)	2,293,670
American Honda Finance Corp	3.450%, $274,000 par, due 7/14/2023		(1)	295,106
American Honda Finance Corp	2.050%, $2,110,000 par, due 1/10/2023		(1)	2,181,926
American Honda Finance Corp	1.950%, $1,470,000 par, due 5/10/2023		(1)	1,524,502
American Transmission Systems Inc	5.250%, $755,000 par, due 1/15/2022		(1)	786,863
Americredit Automobile Receivables Trust 2018-2	3.150%, $698,014 par, due 3/20/2023		(1)	704,025
Americredit Automobile Receivables Trust 2018-3	3.380%, $747,841 par, due 7/18/2023		(1)	756,830
AmeriCredit Automobile Receivables Trust 2019-3	2.060%, $2,120,000 par, due 4/18/2024		(1)	2,153,117
Amphenol Corp	2.050%, $1,295,000 par, due 3/1/2025		(1)	1,368,042
Amphenol Corp	3.200%, $58,000 par, due 4/1/2024		(1)	62,475
Analog Devices Inc	2.950%, $225,000 par, due 4/1/2025		(1)	245,575
Anglo American Capital PLC	3.625%, $1,200,000 par, due 9/11/2024		(1)	1,305,438
Anheuser-Busch InBev Worldwide Inc	4.150%, $450,000 par, due 1/23/2025		(1)	512,411
Ann Arbor School District	2.016%, $3,500,000 par, due 5/1/2023		(1)	3,622,570
Archer-Daniels-Midland Co	2.750%, $450,000 par, due 3/27/2025		(1)	489,427
ARI Fleet Lease Trust 2018-B	3.220%, $1,118,146 par, due 8/16/2027		(1)	1,127,005
ARI Fleet Lease Trust 2019-A	2.410%, $1,095,302 par, due 11/15/2027		(1)	1,110,272
AT&T Inc	1.650%, $1,400,000 par, due 2/1/2028		(1)	1,428,412
AT&T Inc	2.300%, $560,000 par, due 6/1/2027		(1)	597,261
AT&T Inc	1.400%, $1,680,000 par, due 6/12/2024		(1)	1,721,126
AvalonBay Communities Inc	2.950%, $264,000 par, due 9/15/2022		(1)	273,975
BA Credit Card Trust	0.340%, $2,630,000 par, due 5/15/2026		(1)	2,633,216
BAE Systems Holdings Inc	3.800%, $1,850,000 par, due 10/7/2024		(1)	2,057,243
BAE Systems PLC	4.750%, $315,000 par, due 10/11/2021		(1)	325,116
Baker Hughes a GE Co LLC	2.773%, $1,312,000 par, due 12/15/2022		(1)	1,370,245
Bank of America Corp	3.004%, $2,629,000 par, due 12/20/2023		(1)	2,767,049
Bank of America Corp	3.499%, $220,000 par, due 5/17/2022		(1)	222,607
Bank of America Corp	2.881%, $517,000 par, due 4/24/2023		(1)	533,501
Bank of America Corp	1.169%, $960,000 par, due 7/23/2024		(1)	972,620
Bank of America Corp	1.215%, $2,214,000 par, due 4/24/2023		(1)	2,236,970
Bank of America Corp	0.810%, $3,500,000 par, due 10/24/2024		(1)	3,532,704
Bank of America Corp	3.864%, $567,000 par, due 7/23/2024		(1)	614,743
Bank of America Corp	3.124%, $1,162,000 par, due 1/20/2023		(1)	1,195,360
Bank of America Corp	4.000%, $1,014,000 par, due 4/1/2024		(1)	1,125,602
Bank of America Corp	3.300%, $405,000 par, due 1/11/2023		(1)	429,385
Bank of America NA	3.335%, $500,000 par, due 1/25/2023		(1)	516,242
Bank of Montreal	3.300%, $749,000 par, due 2/5/2024		(1)	812,371
Bank of Montreal	2.500%, $1,952,000 par, due 1/11/2022		(1)	1,997,107
Bank of Montreal	2.050%, $380,000 par, due 11/1/2022		(1)	392,110
Bank of Montreal	1.750%, $450,000 par, due 6/15/2021		(1)	453,010
Bank of New York Mellon Corp/The	2.661%, $370,000 par, due 5/16/2023		(1)	381,311
Bank of New York Mellon Corp/The	3.450%, $202,000 par, due 8/11/2023		(1)	218,355
Bank of Nova Scotia/The	3.400%, $391,000 par, due 2/11/2024		(1)	425,476
Bank of Nova Scotia/The	1.950%, $860,000 par, due 2/1/2023		(1)	888,156
Bank of Nova Scotia/The	2.000%, $1,840,000 par, due 11/15/2022		(1)	1,900,120
Bank of Nova Scotia/The	1.875%, $2,553,000 par, due 4/26/2021		(1)	2,566,048
Baptist Health South Florida Inc	4.590%, $1,000,000 par, due 8/15/2021		(1)	1,024,103
Bayer US Finance II LLC	3.875%, $454,000 par, due 12/15/2023		(1)	494,552
Bayer US Finance II LLC	1.227%, $860,000 par, due 12/15/2023		(1)	868,843
Bayer US Finance II LLC	3.500%, $413,000 par, due 6/25/2021		(1)	418,021
BMW US Capital LLC	3.150%, $378,000 par, due 4/18/2024		(1)	407,587
BMW US Capital LLC	3.100%, $405,000 par, due 4/12/2021		(1)	407,900
BMW US Capital LLC	2.000%, $350,000 par, due 4/11/2021		(1)	351,058
BMW US Capital LLC	2.950%, $1,485,000 par, due 4/14/2022		(1)	1,535,254
BMW US Capital LLC	2.700%, $1,095,000 par, due 4/6/2022		(1)	1,125,409
BMW Vehicle Lease Trust 2018-1	3.260%, $248,465 par, due 7/20/2021		(1)	248,854
BMW Vehicle Owner Trust 2019-A	1.920%, $2,970,000 par, due 1/25/2024		(1)	3,015,304
BNP Paribas SA	4.705%, $1,307,000 par, due 1/10/2025		(1)	1,452,639
BNP Paribas SA	2.819%, $425,000 par, due 11/19/2025		(1)	453,017
Boeing Co/The	2.700%, $470,000 par, due 5/1/2022		(1)	483,216
Boeing Co/The	2.300%, $900,000 par, due 8/1/2021		(1)	908,249
Boeing Co/The	4.875%, $1,585,000 par, due 5/1/2025		(1)	1,806,754
Boston Properties LP	4.125%, $369,000 par, due 5/15/2021		(1)	370,526
Boston Properties LP	3.125%, $635,000 par, due 9/1/2023		(1)	673,557
    28    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Boston Properties LP	3.800%, $624,000 par, due 2/1/2024		(1)	$678,038
BP Capital Markets America Inc	3.790%, $112,000 par, due 2/6/2024		(1)	122,398
BP Capital Markets America Inc	3.194%, $365,000 par, due 4/6/2025		(1)	401,496
BP Capital Markets America Inc	2.937%, $490,000 par, due 4/6/2023		(1)	517,113
BP Capital Markets America Inc	2.520%, $36,000 par, due 9/19/2022		(1)	37,236
BP Capital Markets America Inc	3.245%, $270,000 par, due 5/6/2022		(1)	280,743
BP Capital Markets America Inc	2.750%, $1,417,000 par, due 5/10/2023		(1)	1,494,564
BP Capital Markets America Inc	3.224%, $234,000 par, due 4/14/2024		(1)	253,133
Brazos Higher Education Authority Inc	1.107%, $325,921 par, due 5/25/2029		(1)	326,215
Bristol-Myers Squibb Co	2.900%, $280,000 par, due 7/26/2024		(1)	303,871
Bristol-Myers Squibb Co	0.537%, $2,470,000 par, due 11/13/2023		(1)	2,474,473
Burlington Northern Santa Fe LLC	3.050%, $787,000 par, due 9/1/2022		(1)	817,573
Byron Center Public Schools	2.546%, $750,000 par, due 5/1/2024		(1)	799,493
Canadian Natural Resources Ltd	2.950%, $1,300,000 par, due 1/15/2023		(1)	1,359,644
Capital One Bank USA NA	2.014%, $710,000 par, due 1/27/2023		(1)	722,186
Capital One Financial Corp	3.450%, $1,010,000 par, due 4/30/2021		(1)	1,017,502
Capital One NA	1.033%, $1,549,000 par, due 8/8/2022		(1)	1,560,410
Capital One NA	2.250%, $1,197,000 par, due 9/13/2021		(1)	1,211,390
Capital One Prime Auto Receivables Trust 2019-2	1.920%, $3,335,000 par, due 5/15/2024		(1)	3,394,950
Cardinal Health Inc	2.616%, $1,882,000 par, due 6/15/2022		(1)	1,937,128
Cargill Inc	1.375%, $635,000 par, due 7/23/2023		(1)	650,853
Cargill Inc	3.250%, $1,596,000 par, due 11/15/2021		(1)	1,636,495
CarMax Auto Owner Trust 2017-3	1.970%, $189,816 par, due 4/15/2022		(1)	190,131
CarMax Auto Owner Trust 2018-2	2.980%, $347,005 par, due 1/17/2023		(1)	350,733
Carmax Auto Owner Trust 2018-4	3.360%, $1,356,527 par, due 9/15/2023		(1)	1,385,113
Carmax Auto Owner Trust 2019-3	2.210%, $1,933,777 par, due 12/15/2022		(1)	1,942,664
Carmax Auto Owner Trust 2019-4	2.020%, $4,445,000 par, due 11/15/2024		(1)	4,569,384
Carmax Auto Owner Trust 2020-1	1.890%, $4,145,000 par, due 12/16/2024		(1)	4,252,206
CarMax Auto Owner Trust 2020-3	0.490%, $6,005,000 par, due 6/15/2023		(1)	6,014,200
Carrier Global Corp	1.923%, $775,000 par, due 2/15/2023		(1)	798,382
Carrier Global Corp	2.242%, $1,185,000 par, due 2/15/2025		(1)	1,253,923
Caterpillar Financial Services Corp	3.650%, $261,000 par, due 12/7/2023		(1)	286,199
Caterpillar Financial Services Corp	0.505%, $680,000 par, due 9/7/2021		(1)	681,075
Caterpillar Financial Services Corp	2.850%, $135,000 par, due 5/17/2024		(1)	145,327
Caterpillar Financial Services Corp	2.550%, $99,000 par, due 11/29/2022		(1)	103,146
Caterpillar Financial Services Corp	0.450%, $800,000 par, due 9/14/2023		(1)	803,083
CenterPoint Energy Houston Electric LLC	2.250%, $1,553,000 par, due 8/1/2022		(1)	1,592,751
CES MU2 LLC	2.166%, $3,613,590 par, due 12/16/2026		(1)	3,774,145
Charles Schwab Corp/The	4.200%, $900,000 par, due 3/24/2025		(1)	1,031,818
Chesapeake Funding II LLC	3.230%, $333,610 par, due 8/15/2030		(1)	341,037
Chesapeake Funding II LLC	3.040%, $683,873 par, due 4/15/2030		(1)	690,847
Chesapeake Funding II LLC	1.950%, $2,586,717 par, due 9/15/2031		(1)	2,628,420
Chesapeake Funding II LLC	0.870%, $4,525,062 par, due 8/16/2032		(1)	4,547,506
Chesapeake Funding II LLC	3.390%, $1,097,444 par, due 1/15/2031		(1)	1,129,140
Chevron Corp	1.554%, $790,000 par, due 5/11/2025		(1)	821,584
Chevron Phillips Chemical Co LLC	3.300%, $171,000 par, due 5/1/2023		(1)	180,997
Chubb INA Holdings Inc	3.350%, $500,000 par, due 5/15/2024		(1)	545,861
Cigna Corp	3.750%, $114,000 par, due 7/15/2023		(1)	123,242
Cigna Corp	3.400%, $967,000 par, due 9/17/2021		(1)	987,789
Cintas Corp No 2	4.300%, $360,000 par, due 6/1/2021		(1)	365,813
Cintas Corp No 2	2.900%, $2,129,000 par, due 4/1/2022		(1)	2,191,329
Citibank NA	3.165%, $2,200,000 par, due 2/19/2022		(1)	2,207,671
Citibank NA	3.650%, $340,000 par, due 1/23/2024		(1)	371,668
Citibank NA	2.844%, $920,000 par, due 5/20/2022		(1)	928,744
Citigroup Commercial Mortgage Trust 2012-GC8	2.608%, $474,353 par, due 9/10/2045		(1)	480,776
Citigroup Commercial Mortgage Trust 2014-GC19	3.552%, $1,236,988 par, due 3/10/2047		(1)	1,298,881
Citigroup Inc	4.044%, $430,000 par, due 6/1/2024		(1)	467,644
Citigroup Inc	1.248%, $480,000 par, due 6/1/2024		(1)	485,347
Citigroup Inc	2.312%, $2,980,000 par, due 11/4/2022		(1)	3,027,614
Citigroup Inc	0.776%, $1,020,000 par, due 10/30/2024		(1)	1,026,617
Citigroup Inc	3.352%, $331,000 par, due 4/24/2025		(1)	359,855
Citigroup Inc	4.500%, $292,000 par, due 1/14/2022		(1)	304,462
Citizens Bank NA/Providence RI	3.250%, $1,140,000 par, due 2/14/2022		(1)	1,173,676
Citizens Bank NA/Providence RI	2.550%, $250,000 par, due 5/13/2021		(1)	251,544
Citizens Bank NA/Providence RI	2.250%, $1,045,000 par, due 4/28/2025		(1)	1,108,818
Clorox Co/The	3.800%, $359,000 par, due 11/15/2021		(1)	369,909
CNH Equipment Trust 2017-B	1.860%, $297,530 par, due 9/15/2022		(1)	298,258
CNH Equipment Trust 2019-A	3.010%, $1,197,620 par, due 4/15/2024		(1)	1,224,474
    29    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Coca-Cola Co/The	2.950%, $1,100,000 par, due 3/25/2025		(1)	$1,212,483
COLGATE UNIVERSITY	2.180%, $1,135,000 par, due 7/1/2023		(1)	1,167,189
College Loan Corp Trust I	0.965%, $5,945,000 par, due 4/25/2046		(1)	5,835,541
Comcast Corp	3.700%, $1,000,000 par, due 4/15/2024		(1)	1,100,208
Comcast Corp	3.100%, $1,105,000 par, due 4/1/2025		(1)	1,215,844
Comcast Corp	3.000%, $405,000 par, due 2/1/2024		(1)	435,677
Comerica Inc	3.700%, $326,000 par, due 7/31/2023		(1)	351,703
COMM 2012-CCRE1 Mortgage Trust	3.053%, $72,454 par, due 5/15/2045		(1)	73,360
COMM 2012-CCRE2 Mortgage Trust	2.752%, $29,640 par, due 8/15/2045		(1)	29,748
COMM 2012-CCRE3 Mortgage Trust	2.372%, $683,569 par, due 10/15/2045		(1)	692,472
COMM 2012-CCRE5 Mortgage Trust	2.388%, $1,274,818 par, due 12/10/2045		(1)	1,291,661
Comm 2013-CCRE13 Mortgage Trust	4.194%, $810,000 par, due 11/10/2046		(1)	887,920
COMM 2013-CCRE7 Mortgage Trust	3.213%, $379,318 par, due 3/10/2046		(1)	399,154
COMM 2013-LC6 Mortgage Trust	2.941%, $342,613 par, due 1/10/2046		(1)	355,987
COMM 2014-CCRE19 Mortgage Trust	3.499%, $2,236,834 par, due 8/10/2047		(1)	2,354,382
COMM 2014-CR14 Mortgage Trust	3.743%, $1,705,333 par, due 2/10/2047		(1)	1,784,597
CommonSpirit Health	2.760%, $415,000 par, due 10/1/2024		(1)	444,898
Connecticut Light and Power Co/The	2.500%, $1,020,000 par, due 1/15/2023		(1)	1,059,113
Connecticut Light and Power Co/The	0.750%, $1,390,000 par, due 12/1/2025		(1)	1,405,788
Cooperatieve Rabobank UA	2.625%, $2,005,000 par, due 7/22/2024		(1)	2,144,117
Cooperatieve Rabobank UA	1.111%, $470,000 par, due 9/26/2023		(1)	475,948
Cooperatieve Rabobank UA/NY	2.750%, $265,000 par, due 1/10/2023		(1)	277,952
County of Berks PA	1.817%, $1,000,000 par, due 11/15/2022		(1)	1,022,740
County of Howard MD	1.337%, $3,000,000 par, due 8/15/2023		(1)	3,090,510
County of Spokane WA	2.096%, $1,400,000 par, due 12/1/2024		(1)	1,485,330
Credit Suisse Group AG	3.574%, $1,480,000 par, due 1/9/2023		(1)	1,524,856
Credit Suisse Group AG	2.997%, $324,000 par, due 12/14/2023		(1)	338,770
Credit Suisse Group AG	4.207%, $420,000 par, due 6/12/2024		(1)	455,037
Credit Suisse Group AG	1.420%, $1,600,000 par, due 12/14/2023		(1)	1,619,318
Credit Suisse Group AG	1.460%, $790,000 par, due 6/12/2024		(1)	801,197
CRH America Inc	3.875%, $1,410,000 par, due 5/18/2025		(1)	1,583,767
Curators of the University of Missouri/The	1.714%, $1,765,000 par, due 11/1/2025		(1)	1,842,466
Curators of the University of Missouri/The	1.466%, $1,000,000 par, due 11/1/2023		(1)	1,027,370
CVS Health Corp	2.125%, $304,000 par, due 6/1/2021		(1)	305,801
CVS Health Corp	3.700%, $194,000 par, due 3/9/2023		(1)	207,545
CVS Health Corp	3.350%, $516,000 par, due 3/9/2021		(1)	518,829
CVS Health Corp	2.625%, $690,000 par, due 8/15/2024		(1)	739,385
Daimler Finance North America LLC	3.750%, $450,000 par, due 11/5/2021		(1)	462,471
Daimler Finance North America LLC	3.350%, $610,000 par, due 5/4/2021		(1)	615,850
Daimler Finance North America LLC	2.200%, $270,000 par, due 10/30/2021		(1)	273,767
Daimler Finance North America LLC	2.300%, $1,077,000 par, due 2/12/2021		(1)	1,079,172
Daimler Finance North America LLC	2.000%, $202,000 par, due 7/6/2021		(1)	203,600
Daimler Finance North America LLC	3.000%, $770,000 par, due 2/22/2021		(1)	772,540
Daimler Finance North America LLC	3.350%, $250,000 par, due 2/22/2023		(1)	264,574
Daimler Finance North America LLC	1.750%, $3,145,000 par, due 3/10/2023		(1)	3,228,887
Danone SA	3.000%, $830,000 par, due 6/15/2022		(1)	861,705
Dell Equipment Finance Trust 2018-1	3.180%, $156,166 par, due 6/22/2023		(1)	156,771
Dell Equipment Finance Trust 2018-2	3.370%, $655,973 par, due 10/22/2023		(1)	659,609
Dell Equipment Finance Trust 2019-2	1.910%, $2,905,000 par, due 10/22/2024		(1)	2,954,922
Dell Equipment Finance Trust 2020-1	2.260%, $4,395,000 par, due 6/22/2022		(1)	4,446,325
Dell Equipment Finance Trust 2020-2	0.570%, $1,915,000 par, due 10/23/2023		(1)	1,921,526
Diageo Capital PLC	3.500%, $1,502,000 par, due 9/18/2023		(1)	1,618,668
Diageo Capital PLC	1.375%, $480,000 par, due 9/29/2025		(1)	493,207
Discover Card Execution Note Trust	3.110%, $1,095,000 par, due 1/16/2024		(1)	1,111,877
Discover Card Execution Note Trust	3.040%, $1,980,000 par, due 7/15/2024		(1)	2,038,578
DNB Boligkreditt AS	2.500%, $788,000 par, due 3/28/2022		(1)	808,898
DTE Electric Co	3.650%, $1,020,000 par, due 3/15/2024		(1)	1,110,785
Duke Energy Carolinas LLC	2.500%, $337,000 par, due 3/15/2023		(1)	351,711
Duke Energy Carolinas LLC	3.050%, $1,193,000 par, due 3/15/2023		(1)	1,260,303
Duke Energy Progress LLC	3.375%, $90,000 par, due 9/1/2023		(1)	96,821
DuPont de Nemours Inc	4.493%, $965,000 par, due 11/15/2025		(1)	1,126,493
DuPont de Nemours Inc	1.331%, $940,000 par, due 11/15/2023		(1)	954,355
East Ohio Gas Co/The	1.300%, $390,000 par, due 6/15/2025		(1)	397,382
EdLinc Student Loan Funding Trust 2012-1	1.148%, $860,636 par, due 9/25/2030		(1)	863,975
Edsouth Indenture No 2 LLC	1.298%, $132,324 par, due 9/25/2040		(1)	132,660
Edsouth Indenture No 3 LLC	0.878%, $420,300 par, due 4/25/2039		(1)	417,743
Edsouth Indenture No 4 LLC	0.718%, $363,250 par, due 2/26/2029		(1)	361,890
Edu Fund of South	1.198%, $453,751 par, due 3/25/2036		(1)	455,883
    30    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Edu Fund of South	0.865%, $669,064 par, due 4/25/2035		(1)	$669,107
EI du Pont de Nemours and Co	1.700%, $410,000 par, due 7/15/2025		(1)	427,264
Emory University	1.566%, $780,000 par, due 9/1/2025		(1)	810,436
Entergy Arkansas LLC	3.050%, $796,000 par, due 6/1/2023		(1)	839,204
Entergy Louisiana LLC	0.620%, $1,470,000 par, due 11/17/2023		(1)	1,474,885
Enterprise Fleet Financing 2018-2 LLC	3.140%, $706,824 par, due 2/20/2024		(1)	711,710
Enterprise Fleet Financing 2019-2 LLC	2.290%, $2,996,418 par, due 2/20/2025		(1)	3,046,321
Enterprise Fleet Financing 2019-3 LLC	2.060%, $2,162,161 par, due 5/20/2025		(1)	2,198,524
Enterprise Fleet Financing 2020-1 LLC	1.780%, $3,347,109 par, due 12/22/2025		(1)	3,400,934
Enterprise Fleet Financing 2020-2 LLC	0.610%, $4,265,000 par, due 7/20/2026		(1)	4,276,541
Enterprise Fleet Financing LLC	2.870%, $25,874 par, due 10/20/2023		(1)	25,981
Enterprise Products Operating LLC	2.850%, $405,000 par, due 4/15/2021		(1)	406,977
Enterprise Products Operating LLC	2.800%, $1,247,000 par, due 2/15/2021		(1)	1,250,520
Enterprise Products Operating LLC	3.500%, $941,000 par, due 2/1/2022		(1)	972,776
Equifax Inc	3.600%, $1,018,000 par, due 8/15/2021		(1)	1,036,971
Equifax Inc	2.300%, $864,000 par, due 6/1/2021		(1)	868,856
Equifax Inc	3.950%, $45,000 par, due 6/15/2023		(1)	48,617
Equinor ASA	2.875%, $1,375,000 par, due 4/6/2025		(1)	1,501,783
Equinor ASA	1.750%, $220,000 par, due 1/22/2026		(1)	231,106
Equinor ASA	2.650%, $1,400,000 par, due 1/15/2024		(1)	1,486,870
Ethiopian Leasing 2012 LLC	1.506%, $6,666,667 par, due 10/3/2024		(1)	6,784,393
Ethiopian Leasing 2012 LLC	2.566%, $3,530,902 par, due 8/14/2026		(1)	3,714,530
Evergy Metro Inc	3.150%, $725,000 par, due 3/15/2023		(1)	763,508
Exxon Mobil Corp	1.571%, $1,385,000 par, due 4/15/2023		(1)	1,424,333
Fannie Mae Grantor Trust 2004-T2	6.000%, $456,338 par, due 11/25/2043		(1)	532,918
Fannie Mae or Freddie Mac	2.000%, $46,170,000 par, due 1/1/2036		(1)	48,269,304
Fannie Mae or Freddie Mac	1.500%, $2,670,000 par, due 1/1/2036		(1)	2,747,179
Fannie Mae Pool	5.000%, $430,521 par, due 6/1/2035		(1)	499,660
Fannie Mae Pool	5.500%, $317,425 par, due 9/1/2036		(1)	370,185
Fannie Mae Pool	5.500%, $185,366 par, due 4/1/2033		(1)	217,341
Fannie Mae Pool	6.000%, $35,899 par, due 2/1/2033		(1)	42,494
Fannie Mae Pool	5.500%, $28,215 par, due 1/1/2036		(1)	29,802
Fannie Mae Pool	5.500%, $82,818 par, due 2/1/2036		(1)	90,404
Fannie Mae Pool	5.000%, $2,288,792 par, due 8/1/2056		(1)	2,607,865
Fannie Mae Pool	5.500%, $390 par, due 6/1/2021		(1)	391
Fannie Mae Pool	5.500%, $32,679 par, due 11/1/2021		(1)	32,961
Fannie Mae Pool	4.000%, $1,394,226 par, due 2/1/2034		(1)	1,500,350
Fannie Mae Pool	4.000%, $963,106 par, due 2/1/2034		(1)	1,036,967
Fannie Mae Pool	3.000%, $1,965,242 par, due 8/1/2027		(1)	2,066,055
Fannie Mae Pool	2.000%, $141,306 par, due 5/1/2023		(1)	147,474
Fannie Mae Pool	2.000%, $157,300 par, due 6/1/2023		(1)	159,764
Fannie Mae Pool	2.000%, $142,201 par, due 4/1/2023		(1)	148,420
Fannie Mae Pool	2.000%, $374,719 par, due 8/1/2023		(1)	381,041
Fannie Mae Pool	2.500%, $4,240,787 par, due 12/1/2031		(1)	4,431,869
Fannie Mae Pool	3.000%, $1,083,067 par, due 7/1/2034		(1)	1,137,234
Fannie Mae Pool	3.000%, $3,145,185 par, due 7/1/2034		(1)	3,357,614
Fannie Mae Pool	3.000%, $3,146,760 par, due 4/1/2031		(1)	3,371,439
Fannie Mae Pool	3.000%, $392,369 par, due 2/1/2031		(1)	420,327
Fannie Mae Pool	3.000%, $273,302 par, due 2/1/2031		(1)	292,784
Fannie Mae Pool	3.000%, $163,670 par, due 5/1/2031		(1)	175,030
Fannie Mae Pool	2.500%, $4,088,732 par, due 11/1/2027		(1)	4,274,291
Fannie Mae Pool	2.500%, $1,398,972 par, due 12/1/2026		(1)	1,458,672
Fannie Mae Pool	2.500%, $946,719 par, due 8/1/2027		(1)	989,575
Fannie Mae Pool	3.000%, $944,447 par, due 2/1/2027		(1)	990,770
Fannie Mae Pool	3.815%, $21,952 par, due 2/1/2041		(1)	21,902
Fannie Mae Pool	2.259%, $162,481 par, due 10/1/2041		(1)	163,770
Fannie Mae Pool	2.270%, $101,194 par, due 11/1/2041		(1)	101,911
Fannie Mae Pool	3.604%, $435,109 par, due 5/1/2036		(1)	456,020
Fannie Mae Pool	3.750%, $46,819 par, due 3/1/2042		(1)	48,110
Fannie Mae Pool	2.000%, $562,498 par, due 9/1/2023		(1)	587,297
Fannie Mae Pool	2.500%, $152,417 par, due 10/1/2023		(1)	158,807
Fannie Mae Pool	2.500%, $545,428 par, due 10/1/2024		(1)	568,497
Fannie Mae Pool	2.729%, $729,455 par, due 8/1/2044		(1)	756,431
Fannie Mae Pool	2.804%, $377,279 par, due 8/1/2044		(1)	390,952
Fannie Mae Pool	2.804%, $251,768 par, due 8/1/2044		(1)	260,265
Fannie Mae Pool	2.879%, $363,947 par, due 8/1/2044		(1)	377,553
Fannie Mae Pool	2.142%, $14,162 par, due 9/1/2044		(1)	14,649
Fannie Mae Pool	2.743%, $228,924 par, due 10/1/2044		(1)	236,747
    31    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	3.581%, $423,582 par, due 2/1/2045		(1)	$439,363
Fannie Mae Pool	2.497%, $754,120 par, due 4/1/2045		(1)	778,976
Fannie Mae Pool	3.559%, $252,562 par, due 4/1/2045		(1)	260,956
Fannie Mae Pool	2.280%, $113,623 par, due 8/1/2045		(1)	117,447
Fannie Mae Pool	2.620%, $543,133 par, due 8/1/2045		(1)	562,950
Fannie Mae Pool	2.491%, $805,783 par, due 8/1/2045		(1)	837,011
Fannie Mae Pool	2.615%, $1,042,872 par, due 11/1/2045		(1)	1,085,889
Fannie Mae Pool	2.714%, $127,333 par, due 12/1/2045		(1)	132,070
Fannie Mae Pool	3.253%, $1,512,792 par, due 5/1/2048		(1)	1,576,498
Fannie Mae Pool	3.038%, $3,524,056 par, due 8/1/2049		(1)	3,687,583
Fannie Mae Pool	3.704%, $357,209 par, due 10/1/2032		(1)	377,649
Fannie Mae Pool	1.903%, $685,559 par, due 11/1/2032		(1)	686,234
Fannie Mae Pool	2.585%, $464,763 par, due 7/1/2033		(1)	468,911
Fannie Mae Pool	2.145%, $564,218 par, due 6/1/2033		(1)	581,866
Fannie Mae Pool	2.063%, $146,380 par, due 8/1/2035		(1)	147,633
Fannie Mae Pool	2.065%, $209,808 par, due 8/1/2033		(1)	216,579
Fannie Mae Pool	2.049%, $112,022 par, due 8/1/2033		(1)	115,621
Fannie Mae Pool	1.867%, $494,263 par, due 10/1/2033		(1)	501,028
Fannie Mae Pool	1.889%, $159,580 par, due 12/1/2033		(1)	162,038
Fannie Mae Pool	1.853%, $94,879 par, due 3/1/2034		(1)	98,485
Fannie Mae Pool	1.800%, $57,540 par, due 5/1/2034		(1)	59,739
Fannie Mae Pool	2.074%, $896,588 par, due 6/1/2034		(1)	926,702
Fannie Mae Pool	1.971%, $88,085 par, due 8/1/2034		(1)	91,093
Fannie Mae Pool	3.405%, $464,869 par, due 5/1/2038		(1)	485,872
Fannie Mae Pool	2.484%, $151,065 par, due 5/1/2037		(1)	152,606
Fannie Mae Pool	3.346%, $412,048 par, due 11/1/2048		(1)	430,675
Fannie Mae Pool	2.765%, $1,577,596 par, due 11/1/2047		(1)	1,646,223
Fannie Mae Pool	2.971%, $634,965 par, due 5/1/2047		(1)	661,694
Fannie Mae Pool	2.972%, $796,669 par, due 2/1/2048		(1)	832,025
Fannie Mae Pool	3.019%, $1,822,445 par, due 8/1/2049		(1)	1,907,734
Fannie Mae Pool	2.757%, $4,993,867 par, due 11/1/2049		(1)	5,256,944
Fannie Mae Pool	2.851%, $1,367,960 par, due 11/1/2049		(1)	1,434,708
Fannie Mae Pool	2.840%, $803,737 par, due 11/1/2049		(1)	843,967
Fannie Mae Pool	2.805%, $975,278 par, due 12/1/2049		(1)	1,025,373
Fannie Mae Pool	2.664%, $1,862,273 par, due 12/1/2049		(1)	1,958,456
Fannie Mae Pool	2.737%, $2,251,913 par, due 12/1/2049		(1)	2,371,197
Fannie Mae Pool	2.741%, $6,552,431 par, due 1/1/2050		(1)	6,891,192
Fannie Mae Pool	2.748%, $4,357,976 par, due 1/1/2050		(1)	4,587,502
Fannie Mae Pool	2.354%, $1,017,005 par, due 10/1/2046		(1)	1,052,840
Fannie Mae Pool	2.383%, $1,428,539 par, due 11/1/2046		(1)	1,479,888
Fannie Mae Pool	3.082%, $1,406,073 par, due 6/1/2047		(1)	1,467,447
Fannie Mae Pool	3.036%, $1,717,377 par, due 6/1/2047		(1)	1,792,106
Fannie Mae Pool	3.010%, $1,007,797 par, due 6/1/2047		(1)	1,052,532
Fannie Mae Pool	2.839%, $853,612 par, due 7/1/2047		(1)	890,361
Fannie Mae Pool	3.059%, $992,008 par, due 7/1/2047		(1)	1,036,034
Fannie Mae Pool	2.777%, $1,649,698 par, due 9/1/2047		(1)	1,721,920
Fannie Mae Pool	2.667%, $912,043 par, due 9/1/2047		(1)	949,600
Fannie Mae Pool	2.351%, $70,534 par, due 6/1/2045		(1)	72,984
Fannie Mae Pool	2.604%, $254,849 par, due 7/1/2045		(1)	264,693
Fannie Mae Pool	2.708%, $318,852 par, due 4/1/2022		(1)	322,585
Fannie Mae Pool	2.600%, $607,002 par, due 1/1/2021		(1)	606,762
Fannie Mae Pool	3.410%, $854,566 par, due 11/1/2023		(1)	914,167
Fannie Mae Pool	3.120%, $945,000 par, due 1/1/2024		(1)	1,010,847
Fannie Mae Pool	2.337%, $669,649 par, due 6/1/2022		(1)	674,772
Fannie Mae REMIC Trust 2002-W12	5.066%, $11,935 par, due 2/25/2033		(1)	11,930
Fannie Mae REMIC Trust 2003-W11	6.681%, $34,052 par, due 7/25/2033		(1)	38,503
Fannie Mae REMIC Trust 2004-W11	7.000%, $498,436 par, due 5/25/2044		(1)	574,740
Fannie Mae REMICS	5.500%, $1,450,061 par, due 4/25/2035		(1)	1,699,101
Fannie Mae REMICS	5.500%, $1,315,814 par, due 4/25/2035		(1)	1,537,378
Fannie Mae REMICS	3.000%, $15,706 par, due 6/25/2038		(1)	15,822
Fannie Mae REMICS	4.000%, $66,445 par, due 4/25/2027		(1)	68,165
Fannie Mae REMICS	2.500%, $41,763 par, due 3/25/2037		(1)	44,083
Fannie Mae Trust 2003-W6	6.500%, $167,902 par, due 9/25/2042		(1)	197,032
Fannie Mae Trust 2004-W1	7.000%, $359,743 par, due 12/25/2033		(1)	426,381
Fannie Mae-Aces	2.263%, $219,658 par, due 2/25/2023		(1)	221,988
Fannie Mae-Aces	0.641%, $92,178 par, due 4/25/2024		(1)	92,245
Federal Realty Investment Trust	1.250%, $810,000 par, due 2/15/2026		(1)	824,868
Federal Realty Investment Trust	2.750%, $518,000 par, due 6/1/2023		(1)	541,420
    32    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Federation des Caisses Desjardin du Quebec	0.450%, $3,635,000 par, due 10/7/2023		(1)	$3,640,482
FedEx Corp	3.800%, $1,170,000 par, due 5/15/2025		(1)	1,320,758
FedEx Corp	2.625%, $270,000 par, due 8/1/2022		(1)	279,343
FedEx Corp	3.400%, $1,000,000 par, due 1/14/2022		(1)	1,031,588
Fidelity National Information Services Inc	3.500%, $1,000,000 par, due 4/15/2023		(1)	1,061,250
Fifth Third Bancorp	1.625%, $440,000 par, due 5/5/2023		(1)	453,826
Fifth Third Bancorp	3.650%, $220,000 par, due 1/25/2024		(1)	239,938
Fiserv Inc	3.800%, $450,000 par, due 10/1/2023		(1)	490,138
Fiserv Inc	2.750%, $1,690,000 par, due 7/1/2024		(1)	1,814,710
Florida Power & Light Co	2.850%, $700,000 par, due 4/1/2025		(1)	761,776
Florida Water Pollution Control Financing Corp	1.900%, $1,580,000 par, due 1/15/2022		(1)	1,607,350
Ford Credit Auto Lease Trust	3.190%, $94,111 par, due 12/15/2021		(1)	94,194
Ford Credit Auto Lease Trust 2019-A	2.900%, $743,839 par, due 5/15/2022		(1)	748,265
Ford Credit Auto Lease Trust 2019-B	2.220%, $5,490,000 par, due 10/15/2022		(1)	5,540,799
Ford Credit Auto Lease Trust 2020-B	0.620%, $4,515,000 par, due 8/15/2023		(1)	4,534,171
Ford Credit Auto Owner Tr	2.310%, $1,415,000 par, due 8/15/2027		(1)	1,418,301
Ford Credit Auto Owner Tr	2.620%, $2,625,000 par, due 8/15/2028		(1)	2,691,439
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $628,000 par, due 3/15/2029		(1)	649,554
Ford Credit Auto Owner Trust 2018-A	3.030%, $1,182,122 par, due 11/15/2022		(1)	1,192,679
Ford Credit Auto Owner Trust 2018-REV2	3.470%, $761,000 par, due 1/15/2030		(1)	816,017
Ford Credit Auto Owner Trust 2019-C	1.870%, $4,040,000 par, due 3/15/2024		(1)	4,118,812
Ford Credit Auto Owner Trust 2020-A	1.030%, $2,561,547 par, due 10/15/2022		(1)	2,568,646
Ford Credit Auto Owner Trust 2020-B	0.560%, $8,100,000 par, due 10/15/2024		(1)	8,135,972
Ford Motor Credit Co LLC	3.470%, $200,000 par, due 4/5/2021		(1)	200,000
Fortune Brands Home & Security Inc	4.000%, $67,000 par, due 9/21/2023		(1)	73,001
Fragata Leasing LLC	1.732%, $444,313 par, due 9/18/2024		(1)	454,185
Freddie Mac Gold Pool	5.500%, $10,174 par, due 11/1/2021		(1)	10,225
Freddie Mac Gold Pool	2.500%, $107,216 par, due 7/1/2023		(1)	111,730
Freddie Mac Gold Pool	6.000%, $1,580,493 par, due 8/1/2038		(1)	1,870,994
Freddie Mac Gold Pool	6.000%, $760,233 par, due 8/1/2038		(1)	900,454
Freddie Mac Gold Pool	5.500%, $120,913 par, due 12/1/2033		(1)	136,866
Freddie Mac Gold Pool	3.000%, $1,688,477 par, due 8/1/2027		(1)	1,772,947
Freddie Mac Gold Pool	3.000%, $354,948 par, due 10/1/2026		(1)	379,071
Freddie Mac Multifam Struct PT Cert	0.853%, $54,787 par, due 9/25/2022		(1)	54,854
Freddie Mac Multifam Struct PT Cert	0.803%, $34,928 par, due 1/25/2023		(1)	34,974
Freddie Mac Multifam Struct PT Cert	2.615%, $11,470,000 par, due 1/25/2023		(1)	11,992,367
Freddie Mac Multifam Struct PT Cert	2.779%, $628,790 par, due 1/25/2046		(1)	628,666
Freddie Mac Multifam Struct PT Cert	2.791%, $2,500,000 par, due 1/25/2022		(1)	2,550,583
Freddie Mac Non Gold Pool	2.581%, $109,797 par, due 6/1/2045		(1)	113,840
Freddie Mac Non Gold Pool	2.570%, $986,609 par, due 5/1/2045		(1)	1,023,253
Freddie Mac Non Gold Pool	3.699%, $465,211 par, due 4/1/2038		(1)	491,318
Freddie Mac Non Gold Pool	3.564%, $50,893 par, due 5/1/2038		(1)	53,321
Freddie Mac Non Gold Pool	2.875%, $368,559 par, due 5/1/2047		(1)	383,687
Freddie Mac Non Gold Pool	2.980%, $273,880 par, due 8/1/2047		(1)	285,589
Freddie Mac Non Gold Pool	2.547%, $542,842 par, due 10/1/2047		(1)	566,112
Freddie Mac Non Gold Pool	2.864%, $235,901 par, due 7/1/2047		(1)	245,752
Freddie Mac Non Gold Pool	2.971%, $1,785,675 par, due 6/1/2047		(1)	1,860,736
Freddie Mac Non Gold Pool	2.539%, $174,405 par, due 11/1/2046		(1)	181,131
Freddie Mac Non Gold Pool	2.196%, $1,983,732 par, due 1/1/2047		(1)	2,054,174
Freddie Mac Non Gold Pool	2.267%, $189,098 par, due 10/1/2046		(1)	195,900
Freddie Mac Non Gold Pool	2.381%, $3,372,242 par, due 10/1/2046		(1)	3,490,736
Freddie Mac Non Gold Pool	2.451%, $1,475,597 par, due 10/1/2046		(1)	1,528,622
Freddie Mac Non Gold Pool	2.541%, $390,003 par, due 9/1/2037		(1)	411,153
Freddie Mac Non Gold Pool	1.890%, $48,472 par, due 6/1/2036		(1)	48,651
Freddie Mac Non Gold Pool	2.318%, $231,626 par, due 8/1/2035		(1)	232,747
Freddie Mac Non Gold Pool	3.602%, $1,205,562 par, due 5/1/2048		(1)	1,258,705
Freddie Mac Non Gold Pool	2.821%, $839,592 par, due 11/1/2047		(1)	875,381
Freddie Mac Non Gold Pool	3.147%, $2,644,737 par, due 7/1/2049		(1)	2,761,344
Freddie Mac Non Gold Pool	2.719%, $3,925,809 par, due 11/1/2045		(1)	4,073,454
Freddie Mac Non Gold Pool	2.684%, $42,465 par, due 1/1/2041		(1)	44,238
Freddie Mac Non Gold Pool	3.531%, $54,378 par, due 2/1/2042		(1)	56,603
Freddie Mac Non Gold Pool	2.450%, $1,182,703 par, due 2/1/2046		(1)	1,219,556
Freddie Mac Non Gold Pool	2.368%, $527,685 par, due 12/1/2042		(1)	545,664
Freddie Mac Non Gold Pool	2.661%, $228,015 par, due 8/1/2045		(1)	236,579
Freddie Mac Non Gold Pool	2.130%, $155,389 par, due 10/1/2045		(1)	160,335
Freddie Mac Non Gold Pool	2.632%, $1,169,328 par, due 11/1/2045		(1)	1,212,252
Freddie Mac Non Gold Pool	2.227%, $169,751 par, due 9/1/2045		(1)	176,200
Freddie Mac Non Gold Pool	2.379%, $1,713,641 par, due 7/1/2045		(1)	1,771,679
    33    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Non Gold Pool	2.344%, $94,252 par, due 8/1/2045		(1)	$97,513
Freddie Mac Non Gold Pool	2.413%, $2,890,612 par, due 8/1/2045		(1)	2,993,512
Freddie Mac Non Gold Pool	2.723%, $525,791 par, due 12/1/2044		(1)	546,410
Freddie Mac Non Gold Pool	2.582%, $417,882 par, due 1/1/2045		(1)	433,414
Freddie Mac Non Gold Pool	2.808%, $137,070 par, due 5/1/2042		(1)	137,979
Freddie Mac Non Gold Pool	2.625%, $28,884 par, due 6/1/2042		(1)	28,918
Freddie Mac Non Gold Pool	2.655%, $56,971 par, due 6/1/2042		(1)	59,169
Freddie Mac Non Gold Pool	2.613%, $73,026 par, due 7/1/2042		(1)	76,083
Freddie Mac Non Gold Pool	2.500%, $29,629 par, due 8/1/2042		(1)	29,651
Freddie Mac Non Gold Pool	2.371%, $288,111 par, due 9/1/2042		(1)	298,992
Freddie Mac Non Gold Pool	2.285%, $310,819 par, due 8/1/2043		(1)	322,047
Freddie Mac Non Gold Pool	2.113%, $733,732 par, due 10/1/2043		(1)	758,313
Freddie Mac Non Gold Pool	3.350%, $297,130 par, due 5/1/2044		(1)	308,418
Freddie Mac Non Gold Pool	2.687%, $397,784 par, due 8/1/2044		(1)	411,994
Freddie Mac Pool	3.000%, $2,589,046 par, due 7/1/2034		(1)	2,716,176
Freddie Mac Pool	3.000%, $5,308,757 par, due 1/1/2035		(1)	5,655,175
Freddie Mac REMICS	3.500%, $27,032 par, due 4/15/2041		(1)	27,637
Freddie Mac REMICS	3.000%, $28,522 par, due 12/15/2044		(1)	30,652
Freddie Mac Struct PT Cert	5.231%, $2,291,790 par, due 5/25/2043		(1)	2,653,928
General Dynamics Corp	3.250%, $1,410,000 par, due 4/1/2025		(1)	1,556,902
General Mills Inc	2.600%, $775,000 par, due 10/12/2022		(1)	804,063
General Mills Inc	3.200%, $779,000 par, due 4/16/2021		(1)	784,978
General Mills Inc	3.700%, $480,000 par, due 10/17/2023		(1)	522,760
General Motors Financial Co Inc	4.200%, $1,080,000 par, due 11/6/2021		(1)	1,113,174
General Motors Financial Co Inc	3.550%, $750,000 par, due 7/8/2022		(1)	782,224
Georgia-Pacific LLC	1.750%, $1,755,000 par, due 9/30/2025		(1)	1,834,856
Georgia-Pacific LLC	3.163%, $225,000 par, due 11/15/2021		(1)	229,217
GlaxoSmithKline Capital PLC	0.534%, $860,000 par, due 10/1/2023		(1)	862,544
Gilead Sciences Inc	0.750%, $990,000 par, due 9/29/2023		(1)	993,009
Ginnie Mae II pool	4.740%, $908 par, due 6/20/2061		(1)	1,055
Ginnie Mae II pool	3.125%, $175,083 par, due 10/20/2045		(1)	181,296
Ginnie Mae II pool	3.125%, $29,616 par, due 12/20/2045		(1)	30,579
Ginnie Mae II pool	3.000%, $80,548 par, due 3/20/2042		(1)	83,668
Ginnie Mae II pool	2.875%, $269,916 par, due 4/20/2042		(1)	280,806
Ginnie Mae II Pool	3.919%, $23,704 par, due 12/20/2066		(1)	24,263
Ginnie Mae II Pool	3.917%, $10,551 par, due 1/20/2067		(1)	10,798
Ginnie Mae II pool	1.520%, $375,478 par, due 6/20/2058		(1)	381,507
Ginnie Mae II pool	5.470%, $2,184 par, due 8/20/2059		(1)	2,241
Ginnie Mae II pool	0.770%, $3,427,001 par, due 5/20/2058		(1)	3,469,386
GlaxoSmithKline Capital Inc	3.375%, $1,218,000 par, due 5/15/2023		(1)	1,304,920
GlaxoSmithKline Capital PLC	2.850%, $740,000 par, due 5/8/2022		(1)	765,341
GM Fin Consumer Auto Recv Tr 2017-3A	1.970%, $155,859 par, due 5/16/2022		(1)	156,112
GM Fin Consumer Auto Recv Tr 2018-1	2.320%, $575,897 par, due 7/18/2022		(1)	578,491
GM Fin Consumer Auto Recv Tr 2018-2	2.810%, $1,273,252 par, due 12/16/2022		(1)	1,285,493
GM Financial Automobile Leasing Trust 2019-1	2.980%, $809,344 par, due 12/20/2021		(1)	812,814
GM Financial Automobile Leasing Trust 2020-2	0.710%, $4,842,008 par, due 10/20/2022		(1)	4,857,478
GM Financial Automobile Leasing Trust 2020-3	0.450%, $4,545,000 par, due 8/21/2023		(1)	4,556,299
GM Financial Consumer Auto Rec Trust 2020-3	0.450%, $11,020,000 par, due 4/16/2025		(1)	11,064,267
GM Financial Consumer Automobile Rec Trust 2019-3	2.180%, $2,110,000 par, due 4/16/2024		(1)	2,144,136
GM Financial Consumer Automobile Rec Trust 2020-1	1.840%, $2,675,000 par, due 9/16/2024		(1)	2,732,943
GM Financial Consumer Automobile Receivables Trust	1.500%, $2,577,720 par, due 3/16/2023		(1)	2,589,067
GNMA	1.140%, $3,131,194 par, due 12/20/2066		(1)	3,197,122
GNMA	0.790%, $3,021,782 par, due 10/20/2065		(1)	3,044,729
Goldman Sachs Group Inc/The	0.627%, $790,000 par, due 11/17/2023		(1)	793,196
Goldman Sachs Group Inc/The	5.750%, $945,000 par, due 1/24/2022		(1)	998,861
Goldman Sachs Group Inc/The	3.500%, $1,000,000 par, due 1/23/2025		(1)	1,103,659
Goldman Sachs Group Inc/The	2.875%, $511,000 par, due 2/25/2021		(1)	511,951
Goldman Sachs Group Inc/The	2.625%, $171,000 par, due 4/25/2021		(1)	171,889
Goldman Sachs Group Inc/The	3.000%, $2,094,000 par, due 4/26/2022		(1)	2,110,991
Goldman Sachs Group Inc/The	1.215%, $179,000 par, due 7/24/2023		(1)	180,601
Goldman Sachs Group Inc/The	3.272%, $1,445,000 par, due 9/29/2025		(1)	1,582,889
Goldman Sachs Group Inc/The	2.876%, $1,321,000 par, due 10/31/2022		(1)	1,347,810
Goldman Sachs Group Inc/The	3.625%, $1,147,000 par, due 2/20/2024		(1)	1,248,297
Government National Mortgage Association	1.040%, $1,478,656 par, due 1/20/2066		(1)	1,502,864
Green Bay Area Public School District	2.050%, $2,040,000 par, due 4/1/2023		(1)	2,114,725
GS Mortgage Securities Corp II	2.943%, $6,800,000 par, due 2/10/2046		(1)	7,056,272
GS Mortgage Securities Trust 2012-GCJ9	2.368%, $1,123,971 par, due 11/10/2045		(1)	1,137,841
GS Mortgage Securities Trust 2012-GCJ9	2.773%, $3,522,276 par, due 11/10/2045		(1)	3,626,704
    34    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
GS Mortgage Securities Trust 2013-GC16	4.271%, $576,000 par, due 11/10/2046		(1)	$628,208
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $942,617 par, due 5/10/2045		(1)	954,183
Guardian Life Global Funding	3.400%, $327,000 par, due 4/25/2023		(1)	349,311
Guardian Life Global Funding	2.500%, $301,000 par, due 5/8/2022		(1)	310,222
Halliburton Co	3.500%, $18,000 par, due 8/1/2023		(1)	19,233
Harlandale Independent School District	5.000%, $1,880,000 par, due 8/15/2022		(1)	2,019,571
Health Care Service Corp A Mutual Legal Reserve Co	1.500%, $1,490,000 par, due 6/1/2025		(1)	1,529,346
Hewlett Packard Enterprise Co	3.500%, $1,170,000 par, due 10/5/2021		(1)	1,194,710
Hewlett Packard Enterprise Co	2.250%, $950,000 par, due 4/1/2023		(1)	984,615
Hewlett Packard Enterprise Co	4.450%, $1,435,000 par, due 10/2/2023		(1)	1,578,621
Hewlett Packard Enterprise Co	0.974%, $616,000 par, due 10/5/2021		(1)	616,089
HNA 2015 LLC	2.291%, $1,903,774 par, due 6/30/2027		(1)	2,012,780
Honda Auto Receivables 2018-2 Owner Trust	3.010%, $1,014,770 par, due 5/18/2022		(1)	1,023,230
Honda Auto Receivables 2019-4 Owner Trust	1.830%, $3,085,000 par, due 1/18/2024		(1)	3,147,777
Honda Auto Receivables 2020-2 Owner Trust	0.820%, $5,860,000 par, due 7/15/2024		(1)	5,917,170
Honda Auto Receivables 2020-3 Owner Trust	0.370%, $4,365,000 par, due 10/18/2024		(1)	4,372,381
Honeywell International Inc	1.350%, $550,000 par, due 6/1/2025		(1)	569,848
HPEFS Equipment Trust	0.690%, $4,810,000 par, due 7/22/2030		(1)	4,828,528
HSBC Holdings PLC	1.589%, $1,560,000 par, due 5/24/2027		(1)	1,586,391
HSBC Holdings PLC	2.099%, $580,000 par, due 6/4/2026		(1)	602,703
HSBC Holdings PLC	3.600%, $1,300,000 par, due 5/25/2023		(1)	1,398,296
HSBC Holdings PLC	1.220%, $770,000 par, due 5/18/2024		(1)	775,104
HSBC Holdings PLC	3.950%, $229,000 par, due 5/18/2024		(1)	247,015
HSBC Holdings PLC	3.262%, $587,000 par, due 3/13/2023		(1)	606,339
HSBC Holdings PLC	3.803%, $238,000 par, due 3/11/2025		(1)	259,854
Huntington National Bank/The	3.550%, $319,000 par, due 10/6/2023		(1)	345,380
Hyundai Auto Lease Securitization Trust 2019-A	2.980%, $1,448,166 par, due 7/15/2022		(1)	1,457,098
Hyundai Auto Receivables Trust 2018-A	2.790%, $371,028 par, due 7/15/2022		(1)	373,443
Hyundai Auto Receivables Trust 2020-A	1.410%, $4,625,000 par, due 11/15/2024		(1)	4,723,869
Hyundai Auto Receivables Trust 2020-B	0.480%, $5,995,000 par, due 12/16/2024		(1)	6,020,155
IBM Credit LLC	3.000%, $387,000 par, due 2/6/2023		(1)	409,842
Illinois Tool Works Inc	3.500%, $660,000 par, due 3/1/2024		(1)	718,123
Intel Corp	3.400%, $2,855,000 par, due 3/25/2025		(1)	3,174,948
International Business Machines Corp	3.000%, $418,000 par, due 5/15/2024		(1)	452,811
Iowa Stud Ln Liq Co	0.395%, $918,712 par, due 9/25/2037		(1)	896,444
Jackson National Life Global Funding	2.375%, $870,000 par, due 9/15/2022		(1)	899,344
Jackson National Life Global Funding	3.300%, $690,000 par, due 2/1/2022		(1)	711,902
John Deere Capital Corp	2.700%, $164,000 par, due 1/6/2023		(1)	171,912
John Deere Owner Trust 2018	2.660%, $292,129 par, due 4/18/2022		(1)	292,862
John Deere Owner Trust 2019-A	2.910%, $1,439,500 par, due 7/17/2023		(1)	1,467,059
John Deere Owner Trust 2019-B	2.210%, $1,565,000 par, due 12/15/2023		(1)	1,595,205
John Deere Owner Trust 2020	1.100%, $3,220,000 par, due 8/15/2024		(1)	3,260,398
John Deere Owner Trust 2020-B	0.510%, $3,260,000 par, due 11/15/2024		(1)	3,270,481
JPMBB Comml Mtg Sec Tr	3.157%, $710,413 par, due 7/15/2045		(1)	722,641
JPMBB Comml Mtg Sec Tr	3.761%, $920,637 par, due 8/15/2046		(1)	956,573
JPMorgan Chase & Co	3.797%, $99,000 par, due 7/23/2024		(1)	107,391
JPMorgan Chase & Co	3.220%, $870,000 par, due 3/1/2025		(1)	938,144
JPMorgan Chase & Co	3.207%, $1,960,000 par, due 4/1/2023		(1)	2,031,173
JPMorgan Chase & Co	4.023%, $1,280,000 par, due 12/5/2024		(1)	1,410,084
JPMorgan Chase & Co	1.514%, $3,380,000 par, due 6/1/2024		(1)	3,470,229
JPMorgan Chase & Co	1.099%, $670,000 par, due 7/23/2024		(1)	678,941
JPMorgan Chase & Co	2.776%, $139,000 par, due 4/25/2023		(1)	143,495
JPMorgan Chase Comml Mtg Sec Tr	3.414%, $266,226 par, due 1/15/2046		(1)	275,154
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $630,000 par, due 12/15/2046		(1)	684,201
JPMorgan Chase Comml Mtg Sec Tr 2013-C13	3.994%, $3,604,579 par, due 1/15/2046		(1)	3,863,453
JPMorgan Comm Mtg Sec Tr	3.144%, $114,949 par, due 5/15/2045		(1)	116,779
JPMorgan Comm Mtg Sec Tr	4.388%, $970,630 par, due 7/15/2046		(1)	977,632
JPMorgan Comm Mtg Sec Tr	3.483%, $870,712 par, due 6/15/2045		(1)	884,435
JPMorgan Comm Mtg Sec Tr	1.453%, $325,250 par, due 6/15/2045		(1)	325,597
Kaiser Foundation Hospitals	3.500%, $3,675,000 par, due 4/1/2022		(1)	3,817,090
Keller Independent School District/TX	0.000%, $3,305,000 par, due 2/15/2025		(1)	3,205,090
KeyBank NA/Cleveland OH	1.250%, $1,820,000 par, due 3/10/2023		(1)	1,855,650
KeyBank NA/Cleveland OH	3.300%, $530,000 par, due 2/1/2022		(1)	546,956
Kubota Credit Owner Trust 2018-1	3.100%, $480,893 par, due 8/15/2022		(1)	486,072
Lake Central Multi-District School Building Corp	0.983%, $1,000,000 par, due 1/15/2025		(1)	1,020,050
Lake Central Multi-District School Building Corp	1.053%, $1,200,000 par, due 7/15/2025		(1)	1,230,600
Leland Stanford Junior Uni Board of Trustees	6.875%, $1,185,000 par, due 2/1/2024		(1)	1,401,200
Lincoln Airport Authority	2.123%, $500,000 par, due 7/1/2022		(1)	512,535
    35    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Lincoln Airport Authority	2.303%, $500,000 par, due 7/1/2023		(1)	$522,105
Lincoln Airport Authority	1.911%, $710,000 par, due 7/1/2021		(1)	715,275
Los Angeles Community College District/CA	0.673%, $1,430,000 par, due 8/1/2024		(1)	1,442,384
Lowe's Cos Inc	4.000%, $370,000 par, due 4/15/2025		(1)	420,398
M&T Bank Corp	0.895%, $512,000 par, due 7/26/2023		(1)	516,613
Manufacturers & Traders Trust Co	0.830%, $1,870,000 par, due 5/18/2022		(1)	1,882,963
Marathon Petroleum Corp	4.500%, $655,000 par, due 5/1/2023		(1)	711,216
Marathon Petroleum Corp	5.125%, $1,500,000 par, due 3/1/2021		(1)	1,510,610
Marathon Petroleum Corp	4.750%, $1,100,000 par, due 12/15/2023		(1)	1,217,707
Marsh & McLennan Cos Inc	3.300%, $800,000 par, due 3/14/2023		(1)	846,966
Marsh & McLennan Cos Inc	3.875%, $420,000 par, due 3/15/2024		(1)	463,242
Marsh & McLennan Cos Inc	2.750%, $225,000 par, due 1/30/2022		(1)	230,349
Massachusetts Water Resources Authority	1.772%, $500,000 par, due 8/1/2023		(1)	518,890
MassMutual Global Funding II	0.850%, $520,000 par, due 6/9/2023		(1)	526,355
MassMutual Global Funding II	2.250%, $1,842,000 par, due 7/1/2022		(1)	1,894,037
Maxim Integrated Products Inc	3.375%, $94,000 par, due 3/15/2023		(1)	98,958
McCormick & Co Inc/MD	2.700%, $2,797,000 par, due 8/15/2022		(1)	2,895,619
McCormick & Co Inc/MD	3.900%, $451,000 par, due 7/15/2021		(1)	455,412
McDonald's Corp	3.350%, $886,000 par, due 4/1/2023		(1)	943,834
McDonald's Corp	3.300%, $690,000 par, due 7/1/2025		(1)	768,361
Mercedes-Benz Auto Lease Trust 2018-B	3.210%, $389,757 par, due 9/15/2021		(1)	390,483
Mercedes-Benz Auto Lease Trust 2019-A	3.100%, $732,235 par, due 11/15/2021		(1)	735,249
Mercedes-Benz Auto Lease Trust 2020-A	1.840%, $3,010,000 par, due 12/15/2022		(1)	3,052,053
Mercedes-Benz Auto Receivables Trust 2018-1	3.030%, $310,269 par, due 1/17/2023		(1)	313,752
Mercedes-Benz Auto Receivables Trust 2020-1	0.550%, $5,065,000 par, due 2/18/2025		(1)	5,091,191
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $274,570 par, due 4/25/2058		(1)	294,331
Metropolitan Life Global Funding I	3.000%, $320,000 par, due 1/10/2023		(1)	337,354
Metropolitan Life Global Funding I	3.600%, $260,000 par, due 1/11/2024		(1)	283,105
Microchip Technology Inc	3.922%, $815,000 par, due 6/1/2021		(1)	826,572
Microchip Technology Inc	4.333%, $220,000 par, due 6/1/2023		(1)	238,153
Mill City Mortgage Loan Trust 2017-1	2.750%, $396,446 par, due 11/25/2058		(1)	402,481
Mitsubishi UFJ Financial Group Inc	2.665%, $193,000 par, due 7/25/2022		(1)	199,680
Mitsubishi UFJ Financial Group Inc	3.455%, $99,000 par, due 3/2/2023		(1)	105,484
Mitsubishi UFJ Financial Group Inc	3.535%, $1,561,000 par, due 7/26/2021		(1)	1,589,307
Mitsubishi UFJ Financial Group Inc	3.761%, $139,000 par, due 7/26/2023		(1)	150,697
Mitsubishi UFJ Financial Group Inc	3.218%, $2,010,000 par, due 3/7/2022		(1)	2,078,298
Mitsubishi UFJ Financial Group Inc	1.412%, $1,260,000 par, due 7/17/2025		(1)	1,294,416
Mitsubishi UFJ Financial Group Inc	0.848%, $1,480,000 par, due 9/15/2024		(1)	1,488,825
Mitsubishi UFJ Financial Group Inc	1.075%, $300,000 par, due 7/26/2023		(1)	303,255
MMAF Equipment Finance LLC 2016-A	1.760%, $530,823 par, due 1/17/2023		(1)	532,945
MMAF Equipment Finance LLC 2017-A	2.410%, $342,111 par, due 8/16/2024		(1)	345,907
MMAF Equipment Finance LLC 2018-A	3.200%, $2,671,006 par, due 9/12/2022		(1)	2,697,881
MMAF Equipment Finance LLC 2019-A	2.840%, $1,435,000 par, due 11/13/2023		(1)	1,470,380
MMAF Equipment Finance LLC 2019-B	2.010%, $4,385,000 par, due 12/12/2024		(1)	4,513,524
MMAF Equipment Finance LLC 2020-A	0.970%, $4,125,000 par, due 4/9/2027		(1)	4,165,029
MO State Higher Ed Std Asst	1.152%, $867,339 par, due 5/20/2030		(1)	868,723
Mondelez International Holdings Netherlands BV	2.125%, $1,225,000 par, due 9/19/2022		(1)	1,260,093
Mondelez International Inc	2.125%, $215,000 par, due 4/13/2023		(1)	223,309
Monongahela Power Co	4.100%, $1,103,000 par, due 4/15/2024		(1)	1,188,390
Morgan Stanley	2.625%, $1,753,000 par, due 11/17/2021		(1)	1,787,601
Morgan Stanley	3.750%, $2,000,000 par, due 2/25/2023		(1)	2,144,342
Morgan Stanley	3.875%, $757,000 par, due 4/29/2024		(1)	838,618
Morgan Stanley	2.750%, $153,000 par, due 5/19/2022		(1)	158,007
Morgan Stanley	1.146%, $1,246,000 par, due 7/22/2022		(1)	1,251,345
Morgan Stanley	3.125%, $800,000 par, due 1/23/2023		(1)	844,296
Morgan Stanley BAML Trust	3.824%, $164,125 par, due 10/15/2046		(1)	170,646
Morgan Stanley BAML Trust 2014-C15	4.051%, $945,000 par, due 4/15/2047		(1)	1,032,462
Morgan Stanley Barclays Bank Trust	2.200%, $1,400,000 par, due 9/13/2031		(1)	1,398,190
MPLX LP	3.375%, $730,000 par, due 3/15/2023		(1)	773,139
National Australia Bank Ltd/New York	3.700%, $700,000 par, due 11/4/2021		(1)	719,957
Navient Student Loan Trust 2016-3	0.998%, $1,712 par, due 6/25/2065		(1)	1,712
Navient Student Loan Trust 2016-6	0.898%, $1,358,987 par, due 3/25/2066		(1)	1,361,681
NC State Edu Asst Auth	0.648%, $79,145 par, due 12/26/2039		(1)	78,725
New York Life Global Funding	2.875%, $1,940,000 par, due 4/10/2024		(1)	2,085,034
New York Life Global Funding	0.750%, $738,000 par, due 6/10/2022		(1)	742,517
NextEra Energy Capital Holdings Inc	2.403%, $1,500,000 par, due 9/1/2021		(1)	1,520,625
NextEra Energy Capital Holdings Inc	3.150%, $171,000 par, due 4/1/2024		(1)	184,850
NextEra Energy Capital Holdings Inc	2.900%, $1,400,000 par, due 4/1/2022		(1)	1,444,647
    36    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
NIKE Inc	2.400%, $615,000 par, due 3/27/2025		(1)	$662,781
Nissan Auto Lease Trust 2019-B	2.270%, $2,555,000 par, due 7/15/2022		(1)	2,576,309
Nissan Auto Lease Trust 2020-A	1.840%, $6,085,000 par, due 1/17/2023		(1)	6,176,963
Nissan Auto Lease Trust 2020-B	0.430%, $4,835,000 par, due 10/16/2023		(1)	4,841,943
Nissan Auto Receivables 2018-B Owner Trust	3.060%, $371,503 par, due 3/15/2023		(1)	376,606
Nissan Auto Receivables 2019-A Owner Trust	2.900%, $2,673,655 par, due 10/16/2023		(1)	2,723,856
Nissan Auto Receivables 2019-C Owner Trust	1.930%, $4,645,000 par, due 7/15/2024		(1)	4,739,735
Nissan Auto Receivables 2020-B Owner Trust	0.550%, $3,810,000 par, due 7/15/2024		(1)	3,825,754
North Carolina State Education Assistance Auth	0.950%, $3,025,542 par, due 7/25/2039		(1)	3,020,611
North TX Highed Ed Auth	1.155%, $1,793,196 par, due 12/1/2034		(1)	1,803,560
Northern States Power Co/MN	2.600%, $277,000 par, due 5/15/2023		(1)	288,540
Northrop Grumman Corp	2.550%, $2,699,000 par, due 10/15/2022		(1)	2,801,335
Northstar Edu Fin Inc	0.848%, $1,319,832 par, due 12/26/2031		(1)	1,323,996
Nutrien Ltd	1.900%, $910,000 par, due 5/13/2023		(1)	939,981
Oklahoma Water Resources Board	0.700%, $1,610,000 par, due 10/1/2024		(1)	1,613,413
Oklahoma Water Resources Board	1.884%, $2,565,000 par, due 4/1/2024		(1)	2,675,244
Oncor Electric Delivery Co LLC	2.750%, $1,628,000 par, due 6/1/2024		(1)	1,746,007
Oracle Corp	2.500%, $2,380,000 par, due 4/1/2025		(1)	2,557,926
Oracle Corp	2.625%, $2,436,000 par, due 2/15/2023		(1)	2,549,793
Otis Worldwide Corp	2.056%, $670,000 par, due 4/5/2025		(1)	710,095
Otis Worldwide Corp	0.704%, $1,030,000 par, due 4/5/2023		(1)	1,030,244
PA State Higher Ed Asst	0.698%, $109,483 par, due 4/25/2030		(1)	108,344
PA State Higher Ed Asst	1.315%, $410,502 par, due 1/25/2028		(1)	413,527
PACCAR Financial Corp	2.650%, $350,000 par, due 4/6/2023		(1)	368,736
PACCAR Financial Corp	2.300%, $173,000 par, due 8/10/2022		(1)	178,806
Pacific Life Global Funding II	0.500%, $750,000 par, due 9/23/2023		(1)	751,994
PacifiCorp	2.950%, $640,000 par, due 6/1/2023		(1)	675,066
PacifiCorp	3.600%, $225,000 par, due 4/1/2024		(1)	245,133
Packaging Corp of America	4.500%, $337,000 par, due 11/1/2023		(1)	371,638
Packaging Corp of America	3.650%, $1,695,000 par, due 9/15/2024		(1)	1,857,218
Parker-Hannifin Corp	3.500%, $630,000 par, due 9/15/2022		(1)	661,640
Parker-Hannifin Corp	2.700%, $456,000 par, due 6/14/2024		(1)	489,057
PayPal Holdings Inc	1.350%, $560,000 par, due 6/1/2023		(1)	573,392
PeaceHealth Obligated Group	1.375%, $455,000 par, due 11/15/2025		(1)	464,408
PepsiCo Inc	2.250%, $100,000 par, due 3/19/2025		(1)	106,819
Petroleos Mexicanos	0.652%, $1,470,625 par, due 2/15/2024		(1)	1,472,550
Petroleos Mexicanos	0.587%, $445,500 par, due 4/15/2025		(1)	446,227
Petroleos Mexicanos	1.950%, $1,580,000 par, due 12/20/2022		(1)	1,608,903
Petroleos Mexicanos	1.700%, $2,000,000 par, due 12/20/2022		(1)	2,024,242
PHEAA Student Loan Trust 2013-1	0.648%, $917,075 par, due 11/25/2036		(1)	891,602
PHEAA Student Loan Trust 2016-1	1.298%, $1,074,159 par, due 9/25/2065		(1)	1,091,247
Phillips 66	0.900%, $830,000 par, due 2/15/2024		(1)	832,010
Phillips 66	0.833%, $405,000 par, due 2/26/2021		(1)	405,047
Phillips 66	3.700%, $365,000 par, due 4/6/2023		(1)	390,908
Phillips 66	3.850%, $365,000 par, due 4/9/2025		(1)	409,460
PNC Bank NA	3.500%, $250,000 par, due 6/8/2023		(1)	268,379
PNC Bank NA	2.028%, $2,130,000 par, due 12/9/2022		(1)	2,162,723
PNC Bank NA	2.232%, $1,550,000 par, due 7/22/2022		(1)	1,566,542
Pomona Redevelopment Agency Successor Agency	3.406%, $425,000 par, due 2/1/2021		(1)	425,829
Pomona Redevelopment Agency Successor Agency	3.632%, $400,000 par, due 2/1/2023		(1)	421,704
Portland Community College District	0.572%, $3,445,000 par, due 6/15/2024		(1)	3,452,476
Premier Air Leasing EXIN	3.576%, $57,084 par, due 2/6/2022		(1)	58,029
Providence Health & Services Obligated Group	4.379%, $1,225,000 par, due 10/1/2023		(1)	1,346,864
PSNH Funding LLC 3	3.094%, $1,392,280 par, due 2/1/2026		(1)	1,449,528
Public Service Co of Colorado	2.250%, $1,680,000 par, due 9/15/2022		(1)	1,719,661
Public Service Co of Colorado	2.500%, $750,000 par, due 3/15/2023		(1)	776,763
Public Service Electric and Gas Co	3.250%, $2,195,000 par, due 9/1/2023		(1)	2,350,233
Public Service Electric and Gas Co	2.375%, $2,050,000 par, due 5/15/2023		(1)	2,141,553
Raytheon Technologies Corp	3.650%, $33,000 par, due 8/16/2023		(1)	35,580
Raytheon Technologies Corp	3.200%, $330,000 par, due 3/15/2024		(1)	356,429
Realty Income Corp	3.250%, $663,000 par, due 10/15/2022		(1)	691,208
Reckitt Benckiser Treasury Services PLC	2.750%, $1,240,000 par, due 6/26/2024		(1)	1,326,137
Reckitt Benckiser Treasury Services PLC	2.375%, $979,000 par, due 6/24/2022		(1)	1,006,760
Regions Financial Corp	2.250%, $500,000 par, due 5/18/2025		(1)	530,239
Regions Financial Corp	3.800%, $790,000 par, due 8/14/2023		(1)	856,995
Reliance Industries Ltd	2.512%, $2,373,250 par, due 1/15/2026		(1)	2,485,813
Reliance Industries Ltd	2.444%, $3,473,684 par, due 1/15/2026		(1)	3,633,727
Reliance Industries Ltd	1.870%, $210,158 par, due 1/15/2026		(1)	216,696
    37    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
RELX Capital Inc	3.500%, $1,410,000 par, due 3/16/2023		(1)	$1,499,637
RI State Std Ln Authority	0.805%, $452,821 par, due 9/1/2036		(1)	452,581
Rockwall Independent School District	4.000%, $2,000,000 par, due 2/15/2025		(1)	2,283,760
Roper Technologies Inc	1.000%, $570,000 par, due 9/15/2025		(1)	576,878
Roper Technologies Inc	0.450%, $710,000 par, due 8/15/2022		(1)	711,152
Roper Technologies Inc	2.350%, $440,000 par, due 9/15/2024		(1)	469,558
Roper Technologies Inc	3.650%, $765,000 par, due 9/15/2023		(1)	830,058
Royal Bank of Canada	1.950%, $1,840,000 par, due 1/17/2023		(1)	1,900,170
Royal Bank of Canada	3.350%, $2,240,000 par, due 10/22/2021		(1)	2,294,636
Royal Bank of Canada	2.300%, $1,479,000 par, due 3/22/2021		(1)	1,485,657
Royal Bank of Canada	3.700%, $1,439,000 par, due 10/5/2023		(1)	1,568,968
Royal Bank of Canada	0.914%, $1,300,000 par, due 10/5/2023		(1)	1,312,974
Ryder System Inc	2.875%, $1,060,000 par, due 6/1/2022		(1)	1,094,985
Ryder System Inc	3.650%, $292,000 par, due 3/18/2024		(1)	319,076
Salvation Army/United States	3.140%, $255,000 par, due 9/1/2021		(1)	258,925
Salvation Army/United States	3.396%, $230,000 par, due 9/1/2023		(1)	247,844
San Diego Gas & Electric Co	1.914%, $157,719 par, due 2/1/2022		(1)	158,555
San Ramon Valley Unified School District/CA	0.580%, $2,690,000 par, due 8/1/2024		(1)	2,700,626
SANFORD HEALTH	2.396%, $1,250,000 par, due 11/1/2023		(1)	1,307,050
SANFORD HEALTH	2.496%, $1,345,000 par, due 11/1/2024		(1)	1,427,556
Santa Ana Community Redevelopment Agency	3.467%, $780,000 par, due 9/1/2022		(1)	820,973
Santa Monica Community College District	3.254%, $430,000 par, due 8/1/2025		(1)	483,505
Santander Retail Auto Lease Trust 2019-B	2.290%, $1,633,425 par, due 4/20/2022		(1)	1,642,719
Santander Retail Auto Lease Trust 2019-C	1.860%, $2,910,000 par, due 2/21/2023		(1)	2,964,062
Santander Retail Auto Lease Trust 2020-A	1.740%, $5,560,000 par, due 7/20/2023		(1)	5,682,720
Santander Retail Auto Lease Trust 2020-B	0.570%, $5,075,000 par, due 4/22/2024		(1)	5,091,504
Sayarra Ltd	2.575%, $103,418 par, due 4/14/2022		(1)	104,978
SBA Small Business Investment Cos	3.644%, $26,936 par, due 9/10/2023		(1)	27,327
SBA Small Business Investment Cos	2.517%, $373,206 par, due 3/10/2025		(1)	385,489
SBA Small Business Investment Cos	2.829%, $3,374,963 par, due 9/10/2025		(1)	3,553,323
SBA Small Business Investment Cos	2.507%, $1,727,891 par, due 3/10/2026		(1)	1,806,676
SC State Std Ln Corp	0.905%, $554,336 par, due 5/1/2030		(1)	554,027
SC State Std Ln Corp	0.648%, $738,140 par, due 1/25/2041		(1)	733,136
Schlumberger Finance Canada Ltd	2.650%, $680,000 par, due 11/20/2022		(1)	705,361
Schlumberger Investment SA	2.400%, $1,808,000 par, due 8/1/2022		(1)	1,853,272
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $161,420 par, due 8/25/2057		(1)	174,821
Seasoned Credit Risk Transfer Trust Series 2020-2	2.500%, $4,874,234 par, due 11/25/2059		(1)	5,132,568
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $1,997,327 par, due 5/25/2060		(1)	2,102,259
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $2,832,330 par, due 5/25/2060		(1)	2,968,358
Sempra Energy	2.900%, $79,000 par, due 2/1/2023		(1)	82,885
Shell International Finance BV	3.400%, $2,220,000 par, due 8/12/2023		(1)	2,396,197
Shell International Finance BV	3.500%, $274,000 par, due 11/13/2023		(1)	298,265
Shell International Finance BV	0.621%, $1,080,000 par, due 11/13/2023		(1)	1,086,016
Shell International Finance BV	0.375%, $550,000 par, due 9/15/2023		(1)	551,209
Shell International Finance BV	2.375%, $535,000 par, due 4/6/2025		(1)	573,788
Sherwin-Williams Co/The	2.750%, $83,000 par, due 6/1/2022		(1)	85,643
Simon Property Group LP	2.750%, $2,500,000 par, due 6/1/2023		(1)	2,627,643
Simon Property Group LP	2.500%, $83,000 par, due 7/15/2021		(1)	83,486
Simon Property Group LP	2.350%, $950,000 par, due 1/30/2022		(1)	964,679
SLCC Student Loan Trust I	1.368%, $36,152 par, due 10/25/2027		(1)	36,332
SLM Student Loan Trust 2005-4	0.335%, $282,649 par, due 1/25/2027		(1)	280,988
SLM Student Loan Trust 2005-8	0.765%, $183,371 par, due 1/25/2028		(1)	183,409
SLM Student Loan Trust 2008-9	1.715%, $418,905 par, due 4/25/2023		(1)	418,707
Southern California Edison Co	1.845%, $257,143 par, due 2/1/2022		(1)	257,697
Starbucks Corp	1.300%, $300,000 par, due 5/7/2022		(1)	304,197
State of Hawaii	0.852%, $4,225,000 par, due 10/1/2025		(1)	4,274,982
State of Hawaii	2.255%, $1,500,000 par, due 10/1/2023		(1)	1,578,915
State of Louisiana	0.650%, $2,095,000 par, due 6/1/2024		(1)	2,107,340
State of Maine	1.250%, $690,000 par, due 6/1/2022		(1)	697,224
State of Maine	1.250%, $400,000 par, due 6/1/2023		(1)	406,200
State of Maryland	0.660%, $1,000,000 par, due 8/1/2025		(1)	1,010,490
State of New York	1.950%, $1,500,000 par, due 2/15/2023		(1)	1,539,180
State of Utah	4.554%, $1,160,000 par, due 7/1/2024		(1)	1,253,972
State of Utah	3.539%, $1,340,000 par, due 7/1/2025		(1)	1,457,813
State of Washington	3.250%, $750,000 par, due 8/1/2026		(1)	850,710
State Street Corp	3.776%, $63,000 par, due 12/3/2024		(1)	69,258
State Street Corp	2.653%, $1,080,000 par, due 5/15/2023		(1)	1,113,760
Student Loan Corp	1.015%, $1,118,275 par, due 4/25/2037		(1)	1,124,078
    38    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Student Loan Corp	0.848%, $2,071,098 par, due 7/25/2036		(1)	$2,054,469
Sumitomo Mitsui Financial Group Inc	3.936%, $2,523,000 par, due 10/16/2023		(1)	2,764,297
Sumitomo Mitsui Financial Group Inc	1.030%, $1,310,000 par, due 10/16/2023		(1)	1,321,059
Sumitomo Mitsui Financial Group Inc	2.784%, $975,000 par, due 7/12/2022		(1)	1,010,810
Sutter Health	1.321%, $1,040,000 par, due 8/15/2025		(1)	1,057,521
Tagua Leasing LLC	1.900%, $6,052,103 par, due 7/12/2024		(1)	6,191,174
Tagua Leasing LLC	1.732%, $184,794 par, due 9/18/2024		(1)	189,709
Target Corp	2.250%, $760,000 par, due 4/15/2025		(1)	813,548
Texas Tech University System	0.938%, $1,250,000 par, due 2/15/2025		(1)	1,263,150
Thermo Fisher Scientific Inc	3.000%, $350,000 par, due 4/15/2023		(1)	369,385
Thermo Fisher Scientific Inc	4.133%, $435,000 par, due 3/25/2025		(1)	494,611
Toronto-Dominion Bank/The	3.350%, $740,000 par, due 10/22/2021		(1)	757,977
Toronto-Dominion Bank/The	1.900%, $1,860,000 par, due 12/1/2022		(1)	1,917,850
Toronto-Dominion Bank/The	2.650%, $736,000 par, due 6/12/2024		(1)	788,639
Toronto-Dominion Bank/The	0.750%, $720,000 par, due 6/12/2023		(1)	727,623
Toronto-Dominion Bank/The	3.250%, $497,000 par, due 3/11/2024		(1)	539,747
Toronto-Dominion Bank/The	2.250%, $2,168,000 par, due 3/15/2021		(1)	2,176,848
Total Capital Canada Ltd	2.750%, $387,000 par, due 7/15/2023		(1)	411,003
Total Capital International SA	2.700%, $600,000 par, due 1/25/2023		(1)	629,057
Total Capital International SA	2.434%, $1,273,000 par, due 1/10/2025		(1)	1,358,720
Total Capital International SA	3.700%, $402,000 par, due 1/15/2024		(1)	440,372
Towd Point Mortgage Trust 2015-4	3.500%, $112,862 par, due 4/25/2055		(1)	113,503
Towd Point Mortgage Trust 2015-5	2.750%, $12,783 par, due 5/25/2055		(1)	12,876
Towd Point Mortgage Trust 2015-6	3.500%, $182,782 par, due 4/25/2055		(1)	186,781
Towd Point Mortgage Trust 2016-1	2.750%, $389,002 par, due 2/25/2055		(1)	393,230
Towd Point Mortgage Trust 2016-2	2.750%, $710,611 par, due 8/25/2055		(1)	718,570
Towd Point Mortgage Trust 2016-3	2.250%, $448,884 par, due 4/25/2056		(1)	453,142
Towd Point Mortgage Trust 2016-4	2.250%, $63,102 par, due 7/25/2056		(1)	64,077
Towd Point Mortgage Trust 2017-1	2.750%, $1,102,564 par, due 10/25/2056		(1)	1,130,020
Towd Point Mortgage Trust 2017-2	2.750%, $399,709 par, due 4/25/2057		(1)	408,611
Towd Point Mortgage Trust 2017-5	0.748%, $424,689 par, due 2/25/2057		(1)	423,328
Towd Point Mortgage Trust 2017-6	2.750%, $787,899 par, due 10/25/2057		(1)	811,208
Towd Point Mortgage Trust 2018-1	3.000%, $367,091 par, due 1/25/2058		(1)	381,502
Towd Point Mortgage Trust 2018-2	3.250%, $2,677,390 par, due 3/25/2058		(1)	2,802,545
Towd Point Mortgage Trust 2018-3	3.750%, $1,578,356 par, due 5/25/2058		(1)	1,679,761
Towd Point Mortgage Trust 2019-HY3	1.148%, $2,511,949 par, due 10/25/2059		(1)	2,522,901
Toyota Auto Loan Extended Note Trust 2019-1	2.560%, $3,565,000 par, due 11/25/2031		(1)	3,807,088
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $2,710,000 par, due 5/25/2033		(1)	2,790,452
Toyota Auto Receivables 2018-B Owner Trust	2.960%, $761,874 par, due 9/15/2022		(1)	769,991
Toyota Auto Receivables 2019-A Owner Trust	2.910%, $2,198,251 par, due 7/17/2023		(1)	2,236,584
Toyota Auto Receivables 2020-B Owner Trust	1.380%, $3,590,290 par, due 12/15/2022		(1)	3,608,328
Toyota Auto Receivables 2020-C Owner Trust	0.360%, $4,565,000 par, due 2/15/2023		(1)	4,567,725
Toyota Motor Corp	3.419%, $405,000 par, due 7/20/2023		(1)	436,446
Toyota Motor Corp	2.157%, $380,000 par, due 7/2/2022		(1)	390,057
Toyota Motor Credit Corp	3.350%, $198,000 par, due 1/8/2024		(1)	214,906
Toyota Motor Credit Corp	2.900%, $2,430,000 par, due 3/30/2023		(1)	2,570,687
Toyota Motor Credit Corp	1.350%, $760,000 par, due 8/25/2023		(1)	780,263
Transportation Finance Equipment Trust 2019-1	1.850%, $4,520,000 par, due 4/24/2023		(1)	4,583,601
Tricahue Leasing LLC	3.744%, $84,367 par, due 2/26/2022		(1)	86,144
Truist Bank	3.200%, $315,000 par, due 4/1/2024		(1)	341,921
Truist Bank	3.502%, $970,000 par, due 8/2/2022		(1)	987,606
Truist Financial Corp	3.050%, $1,110,000 par, due 6/20/2022		(1)	1,152,071
Truist Financial Corp	2.200%, $2,105,000 par, due 3/16/2023		(1)	2,185,108
TSMC Global Ltd	0.750%, $2,220,000 par, due 9/28/2025		(1)	2,211,209
Tyco Electronics Group SA	3.450%, $440,000 par, due 8/1/2024		(1)	476,216
Tyco Electronics Group SA	3.500%, $1,039,000 par, due 2/3/2022		(1)	1,067,482
UBS AG/London	1.750%, $200,000 par, due 4/21/2022		(1)	203,559
UBS Commercial Mortgage Trust 2012-C1	3.002%, $56,238 par, due 5/10/2045		(1)	56,647
UBS Commercial Mortgage Trust 2012-C1	3.400%, $447,347 par, due 5/10/2045		(1)	455,970
UBS Group AG	1.171%, $555,000 par, due 8/15/2023		(1)	560,382
UBS Group AG	3.491%, $250,000 par, due 5/23/2023		(1)	260,156
UBS Group AG	1.433%, $2,325,000 par, due 5/23/2023		(1)	2,351,665
UBS Group AG	1.008%, $780,000 par, due 7/30/2024		(1)	787,542
UBS-Barclays Commercial Mortgage Trust 2012-C3	3.091%, $3,708,823 par, due 8/10/2049		(1)	3,834,842
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.459%, $651,401 par, due 12/10/2045		(1)	658,959
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $630,000 par, due 12/10/2045		(1)	653,033
Union Pacific Corp	4.163%, $27,000 par, due 7/15/2022		(1)	28,325
Union Pacific Corp	3.150%, $94,000 par, due 3/1/2024		(1)	101,697
    39    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Union Pacific Corp	2.950%, $700,000 par, due 3/1/2022		(1)	$721,671
	Union Pacific Corp	3.200%, $278,000 par, due 6/8/2021		(1)	281,446
	Union Pacific Corp	3.500%, $1,822,000 par, due 6/8/2023		(1)	1,953,312
	United Parcel Service Inc	3.900%, $880,000 par, due 4/1/2025		(1)	994,214
	United Parcel Service Inc	2.500%, $950,000 par, due 4/1/2023		(1)	993,615
	United States Small Business Administration	5.630%, $765,707 par, due 10/1/2028		(1)	843,933
	United States Small Business Administration	5.510%, $177,896 par, due 11/1/2027		(1)	196,043
	United States Small Business Administration	6.770%, $294,331 par, due 11/1/2028		(1)	329,147
	United States Small Business Administration	5.290%, $555,585 par, due 12/1/2027		(1)	599,594
	United States Small Business Administration	4.760%, $769,846 par, due 9/1/2025		(1)	809,289
	United States Small Business Administration	1.880%, $91,811 par, due 3/1/2025		(1)	94,225
	United States Small Business Administration	5.720%, $157,675 par, due 1/1/2029		(1)	173,995
	United States Treasury Note/Bond	0.250%, $27,750,000 par, due 11/15/2023		(1)	27,828,033
	United States Treasury Note/Bond	0.125%, $30,625,000 par, due 12/15/2023		(1)	30,589,108
	United States Treasury Note/Bond	0.125%, $15,575,000 par, due 8/15/2023		(1)	15,566,480
	United States Treasury Note/Bond	1.375%, $34,000,000 par, due 2/15/2023		(1)	34,896,478
	United States Treasury Note/Bond	0.500%, $58,500,000 par, due 3/15/2023		(1)	58,975,313
	United States Treasury Note/Bond	1.500%, $17,250,000 par, due 1/15/2023		(1)	17,731,120
	United States Treasury Note/Bond	0.125%, $15,000,000 par, due 7/15/2023		(1)	14,992,965
	United States Treasury Note/Bond	1.625%, $17,000,000 par, due 12/15/2022		(1)	17,496,723
	United States Treasury Note/Bond	0.125%, $38,850,000 par, due 10/15/2023		(1)	38,822,688
	United States Treasury Note/Bond	0.125%, $30,175,000 par, due 5/15/2023		(1)	30,166,762
	United States Treasury Note/Bond	1.625%, $20,890,000 par, due 11/15/2022		(1)	21,471,828
	United States Treasury Note/Bond	0.125%, $22,000,000 par, due 9/15/2023		(1)	21,984,534
	United States Treasury Note/Bond	0.250%, $14,800,000 par, due 4/15/2023		(1)	14,836,423
	UnitedHealth Group Inc	3.500%, $1,435,000 par, due 6/15/2023		(1)	1,548,597
	UnitedHealth Group Inc	3.500%, $1,390,000 par, due 2/15/2024		(1)	1,521,383
	University of Michigan	1.004%, $2,710,000 par, due 4/1/2025		(1)	2,753,387
	US Bancorp	3.375%, $292,000 par, due 2/5/2024		(1)	317,881
	US Bank NA/Cincinnati OH	3.400%, $472,000 par, due 7/24/2023		(1)	506,829
	USAA Capital Corp	1.500%, $240,000 par, due 5/1/2023		(1)	246,181
	Utah State Board of Regents	0.898%, $594,267 par, due 12/26/2031		(1)	591,949
	Ventas Realty LP	2.650%, $430,000 par, due 1/15/2025		(1)	460,204
	Ventas Realty LP	3.100%, $1,517,000 par, due 1/15/2023		(1)	1,591,864
	Verizon Communications Inc	1.219%, $1,802,000 par, due 3/16/2022		(1)	1,821,656
	Verizon Owner Trust 2018-1	2.820%, $624,144 par, due 9/20/2022		(1)	626,706
	Verizon Owner Trust 2018-A	3.230%, $3,647,957 par, due 4/20/2023		(1)	3,696,383
	Verizon Owner Trust 2019-A	2.930%, $2,794,000 par, due 9/20/2023		(1)	2,848,192
	Verizon Owner Trust 2019-B	2.330%, $4,020,000 par, due 12/20/2023		(1)	4,099,572
	Verizon Owner Trust 2019-C	1.940%, $7,890,000 par, due 4/22/2024		(1)	8,059,280
	Verizon Owner Trust 2020-A	1.850%, $7,875,000 par, due 7/22/2024		(1)	8,064,055
	Verizon Owner Trust 2020-B	0.470%, $6,240,000 par, due 2/20/2025		(1)	6,262,090
	Verizon Owner Trust 2020-C	0.410%, $3,095,000 par, due 4/21/2025		(1)	3,100,713
	Vermont Std Asst Corp	0.848%, $663,671 par, due 7/28/2034		(1)	663,677
	Vodafone Group PLC	3.750%, $1,666,000 par, due 1/16/2024		(1)	1,820,533
	Volkswagen Auto Lease Trust 2019-A	1.990%, $2,160,000 par, due 11/21/2022		(1)	2,192,121
	Volkswagen Auto Loan Enhanced Trust 2018-1	3.020%, $1,161,729 par, due 11/21/2022		(1)	1,175,462
	Volkswagen Auto Loan Enhanced Trust 2018-2	3.250%, $836,964 par, due 4/20/2023		(1)	851,828
	Volkswagen Auto Loan Enhanced Trust 2020-1	0.930%, $4,511,811 par, due 12/20/2022		(1)	4,523,212
	Volkswagen Group of America Finance LLC	2.700%, $880,000 par, due 9/26/2022		(1)	912,336
	Volvo Financial Equipment LLC Series 2019-2	2.040%, $3,180,000 par, due 11/15/2023		(1)	3,241,266
	Walt Disney Co/The	1.750%, $730,000 par, due 8/30/2024		(1)	761,300
	Walt Disney Co/The	3.350%, $2,460,000 par, due 3/24/2025		(1)	2,727,139
*	Wells Fargo Commercial Mortgage Trust 2013-LC12	4.218%, $607,000 par, due 7/15/2046		(1)	651,999
	Welltower Inc	3.950%, $130,000 par, due 9/1/2023		(1)	141,047
	Welltower Inc	3.625%, $2,496,000 par, due 3/15/2024		(1)	2,720,370
	Westpac Banking Corp	3.300%, $252,000 par, due 2/26/2024		(1)	273,906
	Westpac Banking Corp	1.003%, $1,190,000 par, due 2/26/2024		(1)	1,211,189
	WestRock RKT LLC	4.900%, $2,080,000 par, due 3/1/2022		(1)	2,185,612
	WFRBS Commercial Mortgage Trust 2011-C5	3.667%, $3,366,879 par, due 11/15/2044		(1)	3,407,359
	WFRBS Commercial Mortgage Trust 2012-C10	2.875%, $1,850,000 par, due 12/15/2045		(1)	1,916,450
	WFRBS Commercial Mortgage Trust 2012-C10	2.453%, $521,867 par, due 12/15/2045		(1)	530,465
	WFRBS Commercial Mortgage Trust 2012-C8	2.559%, $62,231 par, due 8/15/2045		(1)	62,724
	WFRBS Commercial Mortgage Trust 2012-C8	1.153%, $214,630 par, due 8/15/2045		(1)	214,889
	WFRBS Commercial Mortgage Trust 2013-C12	2.838%, $125,327 par, due 3/15/2048		(1)	128,238
	WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $382,000 par, due 12/15/2046		(1)	413,148
	Windermere Aviation LLC	2.351%, $699,595 par, due 5/27/2026		(1)	734,404
	World Omni Auto Receivables Trust	1.100%, $7,520,000 par, due 4/15/2025		(1)	7,623,204
    40    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	World Omni Auto Receivables Trust 2017-B	1.950%, $1,301,458 par, due 2/15/2023		(1)	$1,310,229
	World Omni Auto Receivables Trust 2018-B	2.870%, $1,253,344 par, due 7/17/2023		(1)	1,271,092
	World Omni Auto Receivables Trust 2018-C	3.130%, $2,189,495 par, due 11/15/2023		(1)	2,226,292
	World Omni Auto Receivables Trust 2019-C	1.960%, $5,115,000 par, due 12/16/2024		(1)	5,217,499
	World Omni Auto Receivables Trust 2020-C	0.480%, $7,820,000 par, due 11/17/2025		(1)	7,847,159
	World Omni Automobile Lease Sec Trust 2018-B	3.190%, $1,079,818 par, due 12/15/2021		(1)	1,083,435
	World Omni Automobile Lease Sec Trust 2019-A	2.940%, $1,175,000 par, due 5/16/2022		(1)	1,185,757
	World Omni Automobile Lease Sec Trust 2019-B	2.030%, $2,900,000 par, due 11/15/2022		(1)	2,949,004
	World Omni Select Auto Trust 2019-A	2.000%, $5,370,000 par, due 8/15/2024		(1)	5,455,383
	World Omni Select Auto Trust 2020-A	0.470%, $4,425,000 par, due 6/17/2024		(1)	4,431,965
	WRKCo Inc	3.000%, $720,000 par, due 9/15/2024		(1)	775,261
	Xcel Energy Inc	2.400%, $730,000 par, due 3/15/2021		(1)	731,626
	Yale University	0.873%, $3,670,000 par, due 4/15/2025		(1)	3,727,931
*	Wells Fargo/BlackRock Short Term Investment Fund S	55,873,512 shares		(1)	55,873,512
					1,623,207,155
		Accrued income receivable			4,638,893
		Payable for securities purchased on a forward commitment basis			(50,508,995)
		Receivable for investment payments due			2,155,251
		Cash			1,697
		Adjustment from fair value to current value			(74,532,183)
		Total			1,504,961,818

	American General Life Ins. Co.	2.00%		(1)	—
	Massachsetts Mutual Life Ins. Co.	2.31%		(1)	—
	Nationwide Life Insurance Co.	2.36%		(1)	—
	Pacific Life Ins. Co.	2.46%		(1)	—
	Prudential Ins. Co. of America	2.52%		(1)	—
	Royal Bank of Canada	2.18%		(1)	—
	State Street Bank and TrustCo.	2.34%		(1)	—
	Transamerica Premier Life Ins. Co.	2.37%		(1)	—
	Voya Ins. and Annuity Co.	2.15%		(1)	—
	3M Co	2.000%, $1,240,000 par, due 2/14/2025		(1)	1,314,476
	ABB Treasury Center USA Inc	4.000%, $1,500,000 par, due 6/15/2021		(1)	1,524,899
	AbbVie Inc	2.950%, $1,120,000 par, due 11/21/2026		(1)	1,238,551
	AbbVie Inc	3.200%, $720,000 par, due 11/21/2029		(1)	806,901
	AbbVie Inc	2.600%, $3,370,000 par, due 11/21/2024		(1)	3,611,953
	AbbVie Inc	3.800%, $1,170,000 par, due 3/15/2025		(1)	1,304,758
	Access Group Inc 2013-1	0.648%, $551,678 par, due 2/25/2036		(1)	546,371
	Advocate Health & Hospitals Corp	3.829%, $1,830,000 par, due 8/15/2028		(1)	2,107,893
	Advocate Health & Hospitals Corp	2.211%, $940,000 par, due 6/15/2030		(1)	979,784
	AEP Texas Inc	2.400%, $417,000 par, due 10/1/2022		(1)	430,138
	AIG Global Funding	2.700%, $2,250,000 par, due 12/15/2021		(1)	2,300,483
	AIG Global Funding	0.900%, $2,020,000 par, due 9/22/2025		(1)	2,024,072
	Air Products and Chemicals Inc	1.850%, $515,000 par, due 5/15/2027		(1)	545,132
	Alexandria Real Estate Equities Inc	4.300%, $780,000 par, due 1/15/2026		(1)	906,872
	Alexandria Real Estate Equities Inc	3.450%, $1,600,000 par, due 4/30/2025		(1)	1,779,072
	Alexandria Real Estate Equities Inc	3.800%, $1,010,000 par, due 4/15/2026		(1)	1,161,339
	Alliant Energy Finance LLC	3.750%, $884,000 par, due 6/15/2023		(1)	947,139
	Amal Ltd/Cayman Islands	3.465%, $298,830 par, due 8/21/2021		(1)	302,410
	American Express Co	3.700%, $990,000 par, due 8/3/2023		(1)	1,072,060
	American Express Co	3.400%, $1,000,000 par, due 2/22/2024		(1)	1,085,281
	American Express Co	3.400%, $1,285,000 par, due 2/27/2023		(1)	1,366,675
	American Express Credit Account Master Trust	3.060%, $839,000 par, due 2/15/2024		(1)	851,830
	American Express Credit Account Master Trust	3.180%, $517,000 par, due 4/15/2024		(1)	527,665
	American Honda Finance Corp	2.400%, $990,000 par, due 6/27/2024		(1)	1,051,576
	American Honda Finance Corp	3.625%, $1,720,000 par, due 10/10/2023		(1)	1,871,362
	American Honda Finance Corp	1.650%, $528,000 par, due 7/12/2021		(1)	531,802
	American Honda Finance Corp	3.450%, $766,000 par, due 7/14/2023		(1)	825,006
	Amphenol Corp	3.200%, $1,335,000 par, due 4/1/2024		(1)	1,437,998
	Amphenol Corp	4.350%, $440,000 par, due 6/1/2029		(1)	538,630
	Anglo American Capital PLC	4.875%, $1,240,000 par, due 5/14/2025		(1)	1,434,379
	Anglo American Capital PLC	3.625%, $200,000 par, due 9/11/2024		(1)	217,573
	Anheuser-Busch InBev Worldwide Inc	3.650%, $1,070,000 par, due 2/1/2026		(1)	1,209,496
	Anheuser-Busch InBev Worldwide Inc	4.150%, $310,000 par, due 1/23/2025		(1)	352,994
	Apple Inc	3.000%, $2,400,000 par, due 2/9/2024		(1)	2,581,822
	Apple Inc	2.850%, $870,000 par, due 5/11/2024		(1)	938,077
	Apple Inc	1.125%, $475,000 par, due 5/11/2025		(1)	488,473
	Archer-Daniels-Midland Co	3.250%, $970,000 par, due 3/27/2030		(1)	1,121,796
	Ascension Health	2.532%, $1,743,000 par, due 11/15/2029		(1)	1,909,638
    41    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
AT&T Inc	4.500%, $870,000 par, due 5/15/2035		(1)	$1,055,688
AT&T Inc	1.400%, $320,000 par, due 6/12/2024		(1)	327,834
AT&T Inc	2.250%, $2,730,000 par, due 2/1/2032		(1)	2,769,364
AvalonBay Communities Inc	2.950%, $562,000 par, due 9/15/2022		(1)	583,235
AvalonBay Communities Inc	3.450%, $560,000 par, due 6/1/2025		(1)	623,353
BAE Systems Holdings Inc	3.850%, $1,200,000 par, due 12/15/2025		(1)	1,360,818
BAE Systems Holdings Inc	3.800%, $1,000,000 par, due 10/7/2024		(1)	1,112,023
BAE Systems PLC	4.750%, $1,485,000 par, due 10/11/2021		(1)	1,532,688
Baker Hughes a GE Co LLC	2.773%, $1,318,000 par, due 12/15/2022		(1)	1,376,511
Bank of America Corp	2.015%, $1,740,000 par, due 2/13/2026		(1)	1,823,591
Bank of America Corp	4.000%, $1,500,000 par, due 4/1/2024		(1)	1,665,092
Bank of America Corp	3.124%, $303,000 par, due 1/20/2023		(1)	311,699
Bank of America Corp	3.864%, $193,000 par, due 7/23/2024		(1)	209,251
Bank of America Corp	4.271%, $2,180,000 par, due 7/23/2029		(1)	2,595,826
Bank of America Corp	3.458%, $1,700,000 par, due 3/15/2025		(1)	1,850,946
Bank of America Corp	2.456%, $620,000 par, due 10/22/2025		(1)	660,938
Bank of America Corp	2.881%, $1,643,000 par, due 4/24/2023		(1)	1,695,438
Bank of America Corp	1.197%, $1,510,000 par, due 10/24/2026		(1)	1,530,106
Bank of America Corp	1.319%, $2,020,000 par, due 6/19/2026		(1)	2,063,089
Bank of Montreal	1.750%, $1,100,000 par, due 6/15/2021		(1)	1,107,358
Bank of Montreal	3.300%, $2,181,000 par, due 2/5/2024		(1)	2,365,528
Bank of New York Mellon Corp/The	3.450%, $1,118,000 par, due 8/11/2023		(1)	1,208,517
Bank of New York Mellon Corp/The	3.500%, $590,000 par, due 4/28/2023		(1)	632,721
Bank of Nova Scotia/The	1.875%, $1,045,000 par, due 4/26/2021		(1)	1,050,341
Bank of Nova Scotia/The	2.200%, $2,300,000 par, due 2/3/2025		(1)	2,443,867
Bank of Nova Scotia/The	4.500%, $210,000 par, due 12/16/2025		(1)	244,848
Bank of Nova Scotia/The	3.400%, $2,269,000 par, due 2/11/2024		(1)	2,469,065
Barbers Hill Independent School District	4.000%, $2,175,000 par, due 2/15/2027		(1)	2,542,162
Baxter International Inc	3.950%, $385,000 par, due 4/1/2030		(1)	460,118
Bayer US Finance II LLC	4.375%, $1,200,000 par, due 12/15/2028		(1)	1,411,460
Bayer US Finance II LLC	4.250%, $790,000 par, due 12/15/2025		(1)	903,033
Bayer US Finance II LLC	3.875%, $556,000 par, due 12/15/2023		(1)	605,662
Black Hills Corp	4.250%, $710,000 par, due 11/30/2023		(1)	778,204
Black Hills Corp	3.150%, $630,000 par, due 1/15/2027		(1)	685,324
BMW US Capital LLC	3.150%, $3,362,000 par, due 4/18/2024		(1)	3,625,150
BNP Paribas SA	4.400%, $1,510,000 par, due 8/14/2028		(1)	1,789,456
BNP Paribas SA	4.705%, $1,283,000 par, due 1/10/2025		(1)	1,425,965
Boeing Co/The	2.700%, $1,420,000 par, due 2/1/2027		(1)	1,477,009
Boeing Co/The	5.040%, $270,000 par, due 5/1/2027		(1)	315,649
Boeing Co/The	5.150%, $1,780,000 par, due 5/1/2030		(1)	2,154,247
Boston Properties LP	2.750%, $1,150,000 par, due 10/1/2026		(1)	1,253,785
Boston Properties LP	3.850%, $1,162,000 par, due 2/1/2023		(1)	1,236,216
Boston Properties LP	3.650%, $1,550,000 par, due 2/1/2026		(1)	1,763,985
Boston Properties LP	3.125%, $165,000 par, due 9/1/2023		(1)	175,019
BP Capital Markets America Inc	3.790%, $678,000 par, due 2/6/2024		(1)	740,944
BP Capital Markets America Inc	3.796%, $600,000 par, due 9/21/2025		(1)	680,374
BP Capital Markets America Inc	3.224%, $286,000 par, due 4/14/2024		(1)	309,385
BP Capital Markets America Inc	2.750%, $275,000 par, due 5/10/2023		(1)	290,053
BP Capital Markets America Inc	3.216%, $1,200,000 par, due 11/28/2023		(1)	1,286,934
BP Capital Markets PLC	3.814%, $560,000 par, due 2/10/2024		(1)	615,022
BP Capital Markets PLC	3.279%, $865,000 par, due 9/19/2027		(1)	971,248
Bristol-Myers Squibb Co	3.200%, $1,030,000 par, due 6/15/2026		(1)	1,158,887
Bristol-Myers Squibb Co	2.900%, $2,660,000 par, due 7/26/2024		(1)	2,886,778
Brown-Forman Corp	3.500%, $950,000 par, due 4/15/2025		(1)	1,051,998
Burlington Northern Santa Fe LLC	3.400%, $1,840,000 par, due 9/1/2024		(1)	2,018,909
Canadian Natural Resources Ltd	2.950%, $1,320,000 par, due 1/15/2023		(1)	1,380,562
Canadian Pacific Railway Co	2.900%, $460,000 par, due 2/1/2025		(1)	497,994
Canadian Pacific Railway Co	4.500%, $775,000 par, due 1/15/2022		(1)	807,062
Capital One Bank USA NA	2.280%, $930,000 par, due 1/28/2026		(1)	972,888
Capital One Financial Corp	3.900%, $650,000 par, due 1/29/2024		(1)	711,995
Capital One Financial Corp	3.200%, $230,000 par, due 1/30/2023		(1)	242,328
Cardinal Health Inc	2.616%, $468,000 par, due 6/15/2022		(1)	481,709
Cargill Inc	2.125%, $755,000 par, due 4/23/2030		(1)	794,316
Cargill Inc	3.250%, $1,610,000 par, due 3/1/2023		(1)	1,707,389
Carmax Auto Owner Trust 2018-4	3.360%, $1,964,182 par, due 9/15/2023		(1)	2,005,574
Carrier Global Corp	2.493%, $1,870,000 par, due 2/15/2027		(1)	2,017,803
Caterpillar Financial Services Corp	3.650%, $1,329,000 par, due 12/7/2023		(1)	1,457,312
Caterpillar Financial Services Corp	1.100%, $420,000 par, due 9/14/2027		(1)	424,350
    42    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Caterpillar Financial Services Corp	2.850%, $985,000 par, due 5/17/2024		(1)	$1,060,349
Caterpillar Financial Services Corp	2.150%, $500,000 par, due 11/8/2024		(1)	532,629
Caterpillar Inc	2.600%, $110,000 par, due 4/9/2030		(1)	121,259
CenterPoint Energy Houston Electric LLC	2.250%, $853,000 par, due 8/1/2022		(1)	874,833
Cherokee County Board of Education	5.626%, $1,000,000 par, due 8/1/2028		(1)	1,254,010
Chevron Corp	2.895%, $810,000 par, due 3/3/2024		(1)	867,983
Chevron Corp	1.995%, $390,000 par, due 5/11/2027		(1)	413,591
Chevron Corp	1.554%, $90,000 par, due 5/11/2025		(1)	93,598
Chevron Phillips Chemical Co LLC	3.300%, $209,000 par, due 5/1/2023		(1)	221,218
Children's Hospital Medical Center/Cincinnati OH	2.853%, $1,775,000 par, due 11/15/2026		(1)	1,914,107
CHRISTUS Health	4.341%, $1,500,000 par, due 7/1/2028		(1)	1,778,507
Cigna Corp	3.750%, $691,000 par, due 7/15/2023		(1)	747,019
Cimarex Energy Co	3.900%, $640,000 par, due 5/15/2027		(1)	705,368
Cintas Corp No 2	4.300%, $440,000 par, due 6/1/2021		(1)	447,104
Cintas Corp No 2	3.250%, $780,000 par, due 6/1/2022		(1)	805,596
Cintas Corp No 2	2.900%, $231,000 par, due 4/1/2022		(1)	237,763
Cintas Corp No 2	3.700%, $850,000 par, due 4/1/2027		(1)	979,356
Citigroup Inc	3.200%, $1,300,000 par, due 10/21/2026		(1)	1,452,968
Citigroup Inc	2.750%, $790,000 par, due 4/25/2022		(1)	813,612
Citigroup Inc	3.352%, $1,144,000 par, due 4/24/2025		(1)	1,243,729
Citigroup Inc	3.142%, $370,000 par, due 1/24/2023		(1)	380,467
Citigroup Inc	3.668%, $880,000 par, due 7/24/2028		(1)	997,660
Citigroup Inc	4.044%, $1,325,000 par, due 6/1/2024		(1)	1,440,997
Citigroup Inc	3.400%, $760,000 par, due 5/1/2026		(1)	855,439
Citigroup Inc	3.300%, $380,000 par, due 4/27/2025		(1)	421,406
Citigroup Inc	3.520%, $500,000 par, due 10/27/2028		(1)	565,278
Citigroup Inc	2.572%, $2,050,000 par, due 6/3/2031		(1)	2,185,013
Citizens Bank NA/Providence RI	3.750%, $260,000 par, due 2/18/2026		(1)	295,432
Citizens Bank NA/Providence RI	3.700%, $1,720,000 par, due 3/29/2023		(1)	1,839,320
City & County of Honolulu HI	3.753%, $425,000 par, due 9/1/2030		(1)	495,244
City of Boston MA	4.400%, $950,000 par, due 4/1/2026		(1)	958,332
City of Chicago IL	6.050%, $315,000 par, due 1/1/2029		(1)	327,735
City of Houston TX	3.725%, $735,000 par, due 3/1/2030		(1)	834,681
City of Phoenix Civic Improvement Corp	1.455%, $835,000 par, due 7/1/2028		(1)	845,045
City of Worcester MA	6.250%, $1,145,000 par, due 1/1/2028		(1)	1,330,055
CLEVELAND CLINIC HEALTH SYSTEM	2.885%, $3,475,000 par, due 1/1/2032		(1)	3,846,061
Clorox Co/The	3.100%, $1,200,000 par, due 10/1/2027		(1)	1,349,672
Coast Community College District	2.788%, $3,610,000 par, due 8/1/2033		(1)	3,978,581
COLUMBUS GA WATER & SEWER	2.379%, $2,075,000 par, due 5/1/2026		(1)	2,228,965
Comcast Corp	3.950%, $1,570,000 par, due 10/15/2025		(1)	1,803,742
Comcast Corp	3.000%, $1,265,000 par, due 2/1/2024		(1)	1,360,817
Comcast Corp	3.400%, $750,000 par, due 4/1/2030		(1)	867,266
Comerica Inc	3.700%, $844,000 par, due 7/31/2023		(1)	910,545
COMM 2012-LC4 A4 9.6-Yr CMBS	3.288%, $2,123,647 par, due 12/10/2044		(1)	2,153,019
COMM 2013-CCRE11 Mortgage Trust	4.258%, $3,900,000 par, due 8/10/2050		(1)	4,257,466
Comm 2013-CCRE13 Mortgage Trust	4.194%, $990,000 par, due 11/10/2046		(1)	1,085,235
COMM 2013-CCRE6 Mortgage Trust	3.101%, $2,880,000 par, due 3/10/2046		(1)	2,985,952
COMM 2013-CCRE7 Mortgage Trust	3.213%, $463,611 par, due 3/10/2046		(1)	487,855
COMM 2013-CCRE8 Mortgage Trust	3.612%, $2,165,000 par, due 6/10/2046		(1)	2,307,886
COMM 2013-LC6 Mortgage Trust	2.941%, $800,768 par, due 1/10/2046		(1)	832,026
COMM 2014-CCRE17 Mortgage Trust	3.977%, $2,355,000 par, due 5/10/2047		(1)	2,596,590
COMM 2014-CCRE18 Mortgage Trust	3.828%, $4,505,000 par, due 7/15/2047		(1)	4,962,375
COMM 2014-CCRE19 Mortgage Trust	3.796%, $2,420,133 par, due 8/10/2047		(1)	2,670,822
COMM 2014-CR14 Mortgage Trust	4.236%, $6,235,000 par, due 2/10/2047		(1)	6,849,721
Commonwealth of Massachusetts	0.986%, $1,365,000 par, due 11/1/2026		(1)	1,404,640
Commonwealth of Massachusetts	4.500%, $2,000,000 par, due 8/1/2031		(1)	2,564,900
Commonwealth of Pennsylvania	4.650%, $750,000 par, due 2/15/2026		(1)	843,525
Contra Costa Community College District	2.048%, $2,740,000 par, due 8/1/2026		(1)	2,896,399
Cooperatieve Rabobank UA	2.625%, $535,000 par, due 7/22/2024		(1)	572,121
Cooperatieve Rabobank UA	3.875%, $300,000 par, due 9/26/2023		(1)	327,240
Cooperatieve Rabobank UA	1.004%, $870,000 par, due 9/24/2026		(1)	876,214
Cooperatieve Rabobank UA/NY	2.750%, $2,075,000 par, due 1/10/2023		(1)	2,176,420
County of Baltimore MD	2.778%, $1,000,000 par, due 7/1/2030		(1)	1,126,800
County of Baltimore MD	2.847%, $550,000 par, due 8/1/2026		(1)	612,112
County of Broward FL Airport System Revenue	2.384%, $1,500,000 par, due 10/1/2026		(1)	1,546,125
County of Cumberland ME	5.000%, $1,560,000 par, due 12/1/2026		(1)	1,892,826
County of Cuyahoga OH	2.141%, $2,455,000 par, due 12/1/2027		(1)	2,596,825
County of Lee County FL Water & Sewer Revenue	2.416%, $2,140,000 par, due 10/1/2028		(1)	2,301,570
    43    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
County of Monroe PA	2.470%, $2,175,000 par, due 12/15/2025		(1)	$2,357,896
County of Montgomery MD	1.250%, $1,245,000 par, due 11/1/2028		(1)	1,269,041
County of Spokane WA	2.728%, $1,195,000 par, due 12/1/2031		(1)	1,315,516
County of Spokane WA	2.828%, $875,000 par, due 12/1/2032		(1)	962,281
Credit Suisse AG/New York NY	3.625%, $330,000 par, due 9/9/2024		(1)	366,171
Credit Suisse Group AG	3.574%, $700,000 par, due 1/9/2023		(1)	721,216
Credit Suisse Group AG	3.869%, $340,000 par, due 1/12/2029		(1)	385,084
Credit Suisse Group AG	2.593%, $640,000 par, due 9/11/2025		(1)	673,455
Credit Suisse Group AG	2.997%, $816,000 par, due 12/14/2023		(1)	853,199
Credit Suisse Group AG	4.207%, $950,000 par, due 6/12/2024		(1)	1,029,251
CRH America Finance Inc	3.950%, $370,000 par, due 4/4/2028		(1)	430,582
CRH America Finance Inc	3.400%, $410,000 par, due 5/9/2027		(1)	456,824
CRH America Inc	3.875%, $740,000 par, due 5/18/2025		(1)	831,197
Crowley Conro LLC	4.181%, $1,536,599 par, due 8/15/2043		(1)	1,839,492
CVS Health Corp	3.500%, $340,000 par, due 7/20/2022		(1)	354,915
CVS Health Corp	4.300%, $1,083,000 par, due 3/25/2028		(1)	1,288,728
CVS Health Corp	3.000%, $400,000 par, due 8/15/2026		(1)	442,603
CVS Health Corp	1.300%, $2,530,000 par, due 8/21/2027		(1)	2,541,749
Daimler Finance North America LLC	2.000%, $483,000 par, due 7/6/2021		(1)	486,827
Daimler Finance North America LLC	3.000%, $285,000 par, due 2/22/2021		(1)	285,940
Daimler Finance North America LLC	3.350%, $150,000 par, due 2/22/2023		(1)	158,745
Daimler Finance North America LLC	2.125%, $2,040,000 par, due 3/10/2025		(1)	2,142,357
Daimler Finance North America LLC	2.200%, $470,000 par, due 10/30/2021		(1)	476,557
Daimler Finance North America LLC	2.700%, $1,640,000 par, due 6/14/2024		(1)	1,755,869
Danone SA	2.589%, $1,760,000 par, due 11/2/2023		(1)	1,851,967
DBUBS 2011-LC1 Mortgage Trust	5.002%, $285,891 par, due 11/10/2046		(1)	285,867
DBUBS 2011-LC2 Mortgage Trust	4.537%, $1,559,594 par, due 7/10/2044		(1)	1,567,487
Denver City & County School District No 1	3.587%, $1,255,000 par, due 12/1/2032		(1)	1,419,116
Diageo Capital PLC	2.000%, $620,000 par, due 4/29/2030		(1)	646,542
Diageo Capital PLC	3.500%, $1,048,000 par, due 9/18/2023		(1)	1,129,403
Diageo Capital PLC	2.125%, $750,000 par, due 10/24/2024		(1)	791,594
Digital Realty Trust LP	4.750%, $580,000 par, due 10/1/2025		(1)	678,970
Digital Realty Trust LP	4.450%, $990,000 par, due 7/15/2028		(1)	1,190,313
DTE Electric Co	2.625%, $950,000 par, due 3/1/2031		(1)	1,051,741
Duke Energy Carolinas LLC	2.500%, $1,073,000 par, due 3/15/2023		(1)	1,119,840
Duke Energy Carolinas LLC	3.050%, $1,701,000 par, due 3/15/2023		(1)	1,796,962
Duke Energy Progress LLC	3.700%, $730,000 par, due 9/1/2028		(1)	854,423
Duke Energy Progress LLC	3.375%, $110,000 par, due 9/1/2023		(1)	118,337
Duke Energy Progress LLC	3.450%, $350,000 par, due 3/15/2029		(1)	406,553
Duke Realty LP	3.250%, $1,200,000 par, due 6/30/2026		(1)	1,344,185
Duke Realty LP	4.000%, $1,020,000 par, due 9/15/2028		(1)	1,202,141
Duke Realty LP	3.750%, $1,820,000 par, due 12/1/2024		(1)	2,009,857
Duke University Health System Inc	2.552%, $2,674,000 par, due 6/1/2029		(1)	2,829,787
DuPont de Nemours Inc	4.493%, $770,000 par, due 11/15/2025		(1)	898,860
DuPont de Nemours Inc	4.725%, $2,610,000 par, due 11/15/2028		(1)	3,215,348
Ecolab Inc	4.800%, $1,080,000 par, due 3/24/2030		(1)	1,378,070
Ecolab Inc	3.250%, $520,000 par, due 1/14/2023		(1)	547,252
EdLinc Student Loan Funding Trust 2012-1	1.148%, $174,892 par, due 9/25/2030		(1)	175,571
Edsouth Indenture No 2 LLC	1.298%, $100,801 par, due 9/25/2040		(1)	101,057
Edsouth Indenture No 3 LLC	0.878%, $513,854 par, due 4/25/2039		(1)	510,728
Edu Fund of South	1.198%, $2,319,169 par, due 3/25/2036		(1)	2,330,067
Edu Fund of South	0.865%, $726,495 par, due 4/25/2035		(1)	726,542
EMD Finance LLC	3.250%, $2,210,000 par, due 3/19/2025		(1)	2,421,055
EMD Finance LLC (Merck KGaA)	2.950%, $780,000 par, due 3/19/2022		(1)	800,842
Emerson Electric Co	0.875%, $160,000 par, due 10/15/2026		(1)	161,046
Emerson Electric Co	1.950%, $865,000 par, due 10/15/2030		(1)	912,608
Entergy Arkansas LLC	3.500%, $1,610,000 par, due 4/1/2026		(1)	1,818,300
Entergy Arkansas LLC	3.050%, $1,943,000 par, due 6/1/2023		(1)	2,048,458
Enterprise Products Operating LLC	3.750%, $420,000 par, due 2/15/2025		(1)	470,259
Enterprise Products Operating LLC	2.800%, $880,000 par, due 1/31/2030		(1)	953,761
Enterprise Products Operating LLC	3.500%, $99,000 par, due 2/1/2022		(1)	102,343
Equifax Inc	2.600%, $730,000 par, due 12/1/2024		(1)	781,871
Equifax Inc	2.300%, $479,000 par, due 6/1/2021		(1)	481,692
Equifax Inc	3.950%, $905,000 par, due 6/15/2023		(1)	977,743
Equinor ASA	3.000%, $990,000 par, due 4/6/2027		(1)	1,102,217
Equinor ASA	1.750%, $200,000 par, due 1/22/2026		(1)	210,096
ERP Operating LP	4.625%, $1,304,000 par, due 12/15/2021		(1)	1,341,586
Ethiopian Leasing 2012 LLC	2.566%, $655,298 par, due 8/14/2026		(1)	689,378
    44    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Ethiopian Leasing 2012 LLC	2.646%, $1,014,078 par, due 5/12/2026		(1)	$1,069,724
Evergy Metro Inc	2.250%, $1,080,000 par, due 6/1/2030		(1)	1,144,223
Experian Finance PLC	4.250%, $600,000 par, due 2/1/2029		(1)	722,348
Export Leasing 2009 LLC	1.859%, $158,361 par, due 8/28/2021		(1)	159,173
Exxon Mobil Corp	2.992%, $1,470,000 par, due 3/19/2025		(1)	1,608,921
Fannie Mae Grantor Trust 2002-T16	7.000%, $59,513 par, due 7/25/2042		(1)	72,269
Fannie Mae Grantor Trust 2002-T18	7.000%, $28,988 par, due 8/25/2042		(1)	35,640
Fannie Mae Grantor Trust 2004-T3	6.000%, $158,921 par, due 2/25/2044		(1)	187,123
Fannie Mae or Freddie Mac	2.000%, $12,718,000 par, due 1/1/2051		(1)	13,211,319
Fannie Mae or Freddie Mac	2.500%, $3,540,000 par, due 1/1/2051		(1)	3,731,659
Fannie Mae or Freddie Mac	2.500%, $3,540,000 par, due 2/1/2051		(1)	3,725,450
Fannie Mae or Freddie Mac	2.000%, $13,112,000 par, due 3/1/2051		(1)	13,576,060
Fannie Mae Pool	3.500%, $233,731 par, due 8/1/2032		(1)	250,349
Fannie Mae Pool	4.000%, $1,051,050 par, due 11/1/2045		(1)	1,160,468
Fannie Mae Pool	5.000%, $247,164 par, due 9/1/2033		(1)	284,843
Fannie Mae Pool	5.500%, $809,515 par, due 4/1/2033		(1)	949,151
Fannie Mae Pool	3.621%, $191,986 par, due 4/1/2036		(1)	194,973
Fannie Mae Pool	2.730%, $1,630,864 par, due 1/1/2023		(1)	1,698,891
Fannie Mae Pool	3.092%, $579,250 par, due 11/1/2022		(1)	594,555
Fannie Mae Pool	2.730%, $1,721,742 par, due 9/1/2023		(1)	1,813,146
Fannie Mae Pool	3.080%, $1,100,000 par, due 1/1/2026		(1)	1,213,218
Fannie Mae Pool	3.070%, $1,179,396 par, due 2/1/2026		(1)	1,301,742
Fannie Mae Pool	3.000%, $1,015,088 par, due 5/1/2031		(1)	1,085,545
Fannie Mae Pool	3.815%, $50,994 par, due 1/1/2041		(1)	53,161
Fannie Mae Pool	3.750%, $57,237 par, due 3/1/2042		(1)	58,815
Fannie Mae Pool	2.190%, $2,384,997 par, due 7/1/2023		(1)	2,481,587
Fannie Mae Pool	2.708%, $1,537,442 par, due 4/1/2022		(1)	1,555,442
Fannie Mae Pool	2.541%, $1,180,885 par, due 11/1/2022		(1)	1,207,307
Fannie Mae Pool	2.548%, $2,713,850 par, due 5/1/2023		(1)	2,794,104
Fannie Mae Pool	2.773%, $170,231 par, due 7/1/2035		(1)	173,376
Fannie Mae Pool	3.604%, $248,634 par, due 5/1/2036		(1)	260,583
Fannie Mae Pool	2.860%, $314,814 par, due 3/1/2044		(1)	325,349
Fannie Mae Pool	2.871%, $284,444 par, due 3/1/2044		(1)	293,519
Fannie Mae Pool	2.895%, $380,744 par, due 5/1/2044		(1)	393,589
Fannie Mae Pool	3.346%, $504,087 par, due 11/1/2048		(1)	526,875
Fannie Mae Pool	1.773%, $82,302 par, due 11/1/2041		(1)	82,716
Fannie Mae Pool	2.691%, $24,818 par, due 5/1/2036		(1)	25,934
Fannie Mae Pool	1.853%, $115,964 par, due 3/1/2034		(1)	120,371
Fannie Mae Pool	1.944%, $28,825 par, due 4/1/2044		(1)	29,287
Fannie Mae Pool	1.971%, $107,659 par, due 8/1/2034		(1)	111,336
Fannie Mae Pool	2.114%, $51,126 par, due 1/1/2035		(1)	52,795
Fannie Mae Pool	2.203%, $43,961 par, due 7/1/2035		(1)	45,470
Fannie Mae Pool	2.133%, $57,217 par, due 7/1/2035		(1)	59,208
Fannie Mae Pool	1.773%, $31,548 par, due 1/1/2037		(1)	32,430
Fannie Mae Pool	1.381%, $33,725 par, due 4/1/2037		(1)	34,539
Fannie Mae Pool	4.000%, $624,567 par, due 1/1/2041		(1)	681,507
Fannie Mae Pool	4.000%, $3,343,847 par, due 11/1/2040		(1)	3,647,087
Fannie Mae Pool	4.000%, $4,743,265 par, due 4/1/2041		(1)	5,173,346
Fannie Mae Pool	4.000%, $7,987,852 par, due 8/1/2051		(1)	8,899,042
Fannie Mae Pool	4.500%, $4,477,491 par, due 1/1/2051		(1)	5,023,002
Fannie Mae Pool	3.410%, $1,045,563 par, due 11/1/2023		(1)	1,118,486
Fannie Mae Pool	3.120%, $1,155,000 par, due 1/1/2024		(1)	1,235,479
Fannie Mae Pool	2.800%, $1,890,000 par, due 4/1/2024		(1)	2,011,570
Fannie Mae Pool	3.580%, $3,480,000 par, due 1/1/2026		(1)	3,897,819
Fannie Mae Pool	2.890%, $1,937,397 par, due 2/1/2025		(1)	2,094,377
Fannie Mae Pool	3.300%, $1,903,187 par, due 3/1/2026		(1)	2,111,609
Fannie Mae Pool	2.337%, $2,635,177 par, due 6/1/2022		(1)	2,655,336
Fannie Mae Pool	3.357%, $2,369,577 par, due 11/1/2026		(1)	2,636,616
Fannie Mae Pool	3.385%, $961,844 par, due 12/1/2027		(1)	1,084,239
Fannie Mae Pool	3.080%, $1,764,075 par, due 3/1/2027		(1)	1,965,398
Fannie Mae Pool	2.840%, $2,888,412 par, due 1/1/2027		(1)	3,182,556
Fannie Mae Pool	2.760%, $1,345,555 par, due 5/1/2025		(1)	1,452,959
Fannie Mae Pool	2.510%, $402,769 par, due 7/1/2025		(1)	431,436
Fannie Mae Pool	2.080%, $6,380,000 par, due 10/1/2026		(1)	6,789,953
Fannie Mae Pool	2.190%, $5,050,000 par, due 11/1/2026		(1)	5,408,414
Fannie Mae Pool	3.000%, $2,123,219 par, due 12/1/2049		(1)	2,258,759
Fannie Mae Pool	3.000%, $479,563 par, due 2/1/2031		(1)	513,733
Fannie Mae Pool	2.500%, $807,293 par, due 6/1/2031		(1)	858,559
    45    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	2.500%, $736,809 par, due 6/1/2031		(1)	$784,261
Fannie Mae Pool	2.500%, $823,529 par, due 6/1/2031		(1)	875,852
Fannie Mae Pool	2.500%, $839,545 par, due 6/1/2031		(1)	895,549
Fannie Mae Pool	5.000%, $352,890 par, due 11/1/2033		(1)	407,917
Fannie Mae Pool	5.500%, $102,275 par, due 4/1/2036		(1)	120,202
Fannie Mae Pool	6.000%, $29,092 par, due 9/1/2038		(1)	30,571
Fannie Mae Pool	5.000%, $489,529 par, due 10/1/2035		(1)	568,433
Fannie Mae Pool	5.000%, $778,392 par, due 6/1/2035		(1)	903,397
Fannie Mae Pool	5.000%, $1,594,213 par, due 3/1/2036		(1)	1,852,759
Fannie Mae Pool	3.000%, $1,213,761 par, due 3/1/2033		(1)	1,277,442
Fannie Mae Pool	2.500%, $1,221,525 par, due 9/1/2034		(1)	1,280,088
Fannie Mae Pool	2.500%, $2,547,567 par, due 10/1/2034		(1)	2,685,688
Fannie Mae Pool	2.500%, $1,976,030 par, due 10/1/2034		(1)	2,071,691
Fannie Mae Pool	3.000%, $1,319,067 par, due 1/1/2035		(1)	1,419,186
Fannie Mae Pool	3.000%, $1,287,451 par, due 1/1/2035		(1)	1,377,907
Fannie Mae Pool	3.000%, $1,025,235 par, due 1/1/2035		(1)	1,082,506
Fannie Mae Pool	2.500%, $2,852,200 par, due 12/1/2034		(1)	3,019,102
Fannie Mae Pool	4.500%, $2,928,644 par, due 6/1/2056		(1)	3,350,820
Fannie Mae Pool	4.500%, $1,852,592 par, due 6/1/2056		(1)	2,119,646
Fannie Mae Pool	4.000%, $2,190,081 par, due 6/1/2056		(1)	2,441,509
Fannie Mae Pool	4.000%, $3,866,103 par, due 7/1/2056		(1)	4,328,689
Fannie Mae Pool	4.500%, $4,882,932 par, due 6/1/2056		(1)	5,586,851
Fannie Mae Pool	3.500%, $2,471,550 par, due 11/1/2046		(1)	2,668,967
Fannie Mae Pool	4.000%, $2,672,995 par, due 7/1/2056		(1)	2,979,847
Fannie Mae Pool	3.500%, $829,568 par, due 4/1/2046		(1)	900,740
Fannie Mae Pool	3.000%, $903,183 par, due 7/1/2032		(1)	946,644
Fannie Mae Pool	4.500%, $2,253,047 par, due 11/1/2048		(1)	2,472,020
Fannie Mae REMIC Trust 2005-W1	6.500%, $137,307 par, due 10/25/2044		(1)	164,861
Fannie Mae REMICS	5.500%, $217,509 par, due 4/25/2035		(1)	254,865
Fannie Mae Trust 2003-W6	6.500%, $75,796 par, due 9/25/2042		(1)	88,946
Fannie Mae Trust 2003-W8	7.000%, $12,526 par, due 10/25/2042		(1)	14,988
Fannie Mae Trust 2004-W2	7.000%, $77,773 par, due 2/25/2044		(1)	91,942
Fannie Mae-Aces	2.614%, $692,354 par, due 10/25/2021		(1)	698,899
Fannie Mae-Aces	2.263%, $268,692 par, due 2/25/2023		(1)	271,542
Federal Realty Investment Trust	2.750%, $1,632,000 par, due 6/1/2023		(1)	1,705,786
FedEx Corp	3.250%, $1,200,000 par, due 4/1/2026		(1)	1,340,633
FedEx Corp	4.200%, $1,730,000 par, due 10/17/2028		(1)	2,054,797
Fifth Third Bancorp	3.650%, $1,310,000 par, due 1/25/2024		(1)	1,428,721
Fifth Third Bancorp	2.375%, $730,000 par, due 1/28/2025		(1)	776,895
Fifth Third Bank NA	3.950%, $785,000 par, due 7/28/2025		(1)	896,744
Fiserv Inc	3.800%, $1,630,000 par, due 10/1/2023		(1)	1,775,389
Fiserv Inc	2.750%, $390,000 par, due 7/1/2024		(1)	418,779
Fiserv Inc	3.200%, $570,000 par, due 7/1/2026		(1)	638,503
Florida Gas Transmission Co LLC	4.350%, $1,780,000 par, due 7/15/2025		(1)	2,021,425
Florida Water Pollution Control Financing Corp	2.300%, $2,650,000 par, due 1/15/2026		(1)	2,819,017
FMC Corp	4.100%, $1,000,000 par, due 2/1/2024		(1)	1,088,507
Ford Credit Auto Owner Trust	1.060%, $7,395,000 par, due 4/15/2033		(1)	7,465,911
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $2,617,000 par, due 3/15/2029		(1)	2,706,821
Ford Credit Auto Owner Trust 2020-REV1	2.040%, $4,800,000 par, due 8/15/2031		(1)	5,060,093
Ford Motor Credit Co LLC	3.350%, $1,300,000 par, due 11/1/2022		(1)	1,322,750
Fortune Brands Home & Security Inc	4.000%, $983,000 par, due 9/21/2023		(1)	1,071,040
Freddie Mac Gold Pool	6.000%, $158,049 par, due 8/1/2038		(1)	187,099
Freddie Mac Gold Pool	6.000%, $51,271 par, due 9/1/2038		(1)	60,521
Freddie Mac Gold Pool	6.000%, $271,512 par, due 8/1/2038		(1)	321,591
Freddie Mac Gold Pool	3.500%, $159,203 par, due 2/1/2043		(1)	174,003
Freddie Mac Gold Pool	3.000%, $2,244,608 par, due 1/1/2043		(1)	2,387,231
Freddie Mac Gold Pool	4.000%, $1,456,986 par, due 4/1/2046		(1)	1,602,098
Freddie Mac Gold Pool	4.000%, $1,156,984 par, due 1/1/2047		(1)	1,276,316
Freddie Mac Gold Pool	3.500%, $186,710 par, due 12/1/2025		(1)	198,232
Freddie Mac Gold Pool	4.000%, $166,557 par, due 2/1/2026		(1)	176,828
Freddie Mac Gold Pool	3.000%, $952,649 par, due 8/1/2027		(1)	1,000,307
Freddie Mac Multifam Struct PT Cert	0.633%, $128,494 par, due 9/25/2023		(1)	128,755
Freddie Mac Multifam Struct PT Cert	3.062%, $5,800,000 par, due 11/25/2023		(1)	6,189,128
Freddie Mac Multifamily Structured PT Certificates	2.862%, $6,240,000 par, due 5/25/2026		(1)	6,879,226
Freddie Mac Multifamily Structured PT Certificates	2.282%, $4,105,000 par, due 7/25/2026		(1)	4,419,981
Freddie Mac Non Gold Pool	2.882%, $66,853 par, due 12/1/2036		(1)	67,960
Freddie Mac Non Gold Pool	2.869%, $407,492 par, due 1/1/2044		(1)	421,114
Freddie Mac Non Gold Pool	2.687%, $486,457 par, due 8/1/2044		(1)	503,835
    46    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Non Gold Pool	2.864%, $1,129,935 par, due 7/1/2047		(1)	$1,177,123
Freddie Mac Non Gold Pool	2.980%, $334,742 par, due 8/1/2047		(1)	349,054
Freddie Mac Non Gold Pool	2.547%, $1,635,260 par, due 10/1/2047		(1)	1,705,358
Freddie Mac Non Gold Pool	2.622%, $50,928 par, due 7/1/2034		(1)	51,666
Freddie Mac Non Gold Pool	3.531%, $66,478 par, due 2/1/2042		(1)	69,197
Freddie Mac Non Gold Pool	2.252%, $29,978 par, due 11/1/2040		(1)	31,028
Freddie Mac Pool	2.500%, $10,826,618 par, due 12/1/2034		(1)	11,411,613
Freddie Mac Pool	2.500%, $2,426,361 par, due 1/1/2035		(1)	2,569,492
Freddie Mac Pool	2.500%, $8,405,455 par, due 1/1/2035		(1)	8,869,066
Freddie Mac Pool	3.000%, $899,674 par, due 1/1/2035		(1)	958,481
Freddie Mac Pool	3.000%, $870,119 par, due 1/1/2035		(1)	936,609
Freddie Mac Pool	3.000%, $712,667 par, due 1/1/2035		(1)	751,234
Freddie Mac Pool	2.500%, $2,452,992 par, due 12/1/2034		(1)	2,598,133
Freddie Mac Pool	3.500%, $258,820 par, due 8/1/2049		(1)	273,061
Freddie Mac Pool	3.000%, $5,514,659 par, due 11/1/2049		(1)	5,893,009
Freddie Mac Pool	3.000%, $5,239,413 par, due 12/1/2049		(1)	5,598,250
Freddie Mac Pool	3.000%, $5,744,127 par, due 1/1/2050		(1)	6,119,098
Freddie Mac Pool	2.000%, $5,789,333 par, due 11/1/2050		(1)	6,030,760
Freddie Struct PT Cert	7.000%, $583,140 par, due 7/25/2043		(1)	720,130
General Dynamics Corp	3.500%, $160,000 par, due 5/15/2025		(1)	178,848
General Electric Co	3.450%, $250,000 par, due 5/1/2027		(1)	282,761
General Mills Inc	3.700%, $550,000 par, due 10/17/2023		(1)	598,996
General Mills Inc	2.600%, $955,000 par, due 10/12/2022		(1)	990,813
General Mills Inc	2.875%, $895,000 par, due 4/15/2030		(1)	992,369
General Motors Financial Co Inc	3.550%, $1,260,000 par, due 7/8/2022		(1)	1,314,136
Georgia-Pacific LLC	3.734%, $1,725,000 par, due 7/15/2023		(1)	1,850,632
Georgia-Pacific LLC	2.100%, $675,000 par, due 4/30/2027		(1)	712,634
Georgia-Pacific LLC	3.163%, $275,000 par, due 11/15/2021		(1)	280,154
Ginnie Mae II Pool	4.585%, $1,972,553 par, due 3/20/2065		(1)	2,182,091
Ginnie Mae II Pool	4.457%, $1,370,637 par, due 1/20/2067		(1)	1,568,772
Ginnie Mae II Pool	4.393%, $1,355,753 par, due 12/20/2066		(1)	1,550,326
Ginnie Mae II Pool	4.413%, $2,844,636 par, due 2/20/2067		(1)	3,237,378
Ginnie Mae II Pool	4.531%, $3,069,380 par, due 1/20/2067		(1)	3,507,018
Ginnie Mae II pool	1.520%, $876,116 par, due 6/20/2058		(1)	890,184
Ginnie Mae II pool	0.770%, $2,141,876 par, due 5/20/2058		(1)	2,168,366
Ginnie Mae II pool	3.000%, $98,478 par, due 3/20/2042		(1)	102,292
GlaxoSmithKline Capital Inc	3.625%, $700,000 par, due 5/15/2025		(1)	785,931
GlaxoSmithKline Capital Inc	3.375%, $605,000 par, due 5/15/2023		(1)	648,175
GlaxoSmithKline Capital PLC	3.000%, $1,270,000 par, due 6/1/2024		(1)	1,368,398
GNMA	1.040%, $1,733,343 par, due 12/20/2066		(1)	1,763,843
GNMA	1.140%, $3,554,329 par, due 12/20/2066		(1)	3,629,165
GNMA	0.790%, $919,673 par, due 10/20/2065		(1)	926,657
Goldman Sachs Group Inc/The	5.250%, $500,000 par, due 7/27/2021		(1)	514,040
Goldman Sachs Group Inc/The	5.750%, $920,000 par, due 1/24/2022		(1)	972,436
Goldman Sachs Group Inc/The	3.500%, $630,000 par, due 1/23/2025		(1)	695,305
Goldman Sachs Group Inc/The	3.000%, $2,208,000 par, due 4/26/2022		(1)	2,225,916
Goldman Sachs Group Inc/The	3.272%, $1,405,000 par, due 9/29/2025		(1)	1,539,072
Goldman Sachs Group Inc/The	2.876%, $677,000 par, due 10/31/2022		(1)	690,740
Goldman Sachs Group Inc/The	3.625%, $1,513,000 par, due 2/20/2024		(1)	1,646,621
Government National Mortgage Association	0.860%, $6,102,017 par, due 1/20/2069		(1)	6,200,217
GS Mortgage Securities Trust 2013-GC16	4.271%, $2,004,000 par, due 11/10/2046		(1)	2,185,641
GS Mortgage Securities Trust 2014-GC26	3.629%, $6,460,000 par, due 11/10/2047		(1)	7,109,902
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $1,717,194 par, due 5/10/2045		(1)	1,738,265
Guardian Life Global Funding	2.900%, $840,000 par, due 5/6/2024		(1)	903,828
Gulfstream Natural Gas System LLC	6.190%, $1,510,000 par, due 11/1/2025		(1)	1,819,003
Halliburton Co	3.800%, $106,000 par, due 11/15/2025		(1)	118,881
Halliburton Co	3.500%, $22,000 par, due 8/1/2023		(1)	23,507
Halliburton Co	2.920%, $1,730,000 par, due 3/1/2030		(1)	1,823,330
Healthcare Trust of America Holdings LP	3.500%, $580,000 par, due 8/1/2026		(1)	656,818
Healthpeak Properties Inc	2.875%, $1,470,000 par, due 1/15/2031		(1)	1,584,406
Healthpeak Properties Inc	3.500%, $580,000 par, due 7/15/2029		(1)	657,916
Healthpeak Properties Inc	3.250%, $750,000 par, due 7/15/2026		(1)	846,629
Heineken NV	3.500%, $960,000 par, due 1/29/2028		(1)	1,092,509
Helios Leasing I LLC	1.562%, $333,973 par, due 9/28/2024		(1)	341,821
Hewlett Packard Enterprise Co	4.650%, $1,730,000 par, due 10/1/2024		(1)	1,963,723
Hewlett Packard Enterprise Co	0.974%, $154,000 par, due 10/5/2021		(1)	154,022
Hexcel Corp	3.950%, $1,230,000 par, due 2/15/2027		(1)	1,329,482
Home Depot Inc/The	2.700%, $365,000 par, due 4/15/2030		(1)	407,381
    47    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Honda Auto Receivables 2018-2 Owner Trust	3.010%, $1,036,910 par, due 5/18/2022		(1)	$1,045,555
HOUSTON TX UTILITY SYS REVENUE	3.973%, $685,000 par, due 11/15/2031		(1)	811,259
HSBC Holdings PLC	3.950%, $281,000 par, due 5/18/2024		(1)	303,105
HSBC Holdings PLC	2.013%, $2,200,000 par, due 9/22/2028		(1)	2,252,199
HSBC Holdings PLC	3.803%, $2,187,000 par, due 3/11/2025		(1)	2,387,821
HSBC Holdings PLC	3.262%, $1,530,000 par, due 3/13/2023		(1)	1,580,407
HSBC Holdings PLC	4.292%, $2,280,000 par, due 9/12/2026		(1)	2,598,470
HSBC Holdings PLC	3.033%, $940,000 par, due 11/22/2023		(1)	987,730
HSBC Holdings PLC	4.583%, $400,000 par, due 6/19/2029		(1)	473,221
Huntington National Bank/The	3.550%, $1,511,000 par, due 10/6/2023		(1)	1,635,952
IBM Credit LLC	3.000%, $473,000 par, due 2/6/2023		(1)	500,918
Ingredion Inc	3.200%, $600,000 par, due 10/1/2026		(1)	667,407
Intel Corp	3.900%, $2,770,000 par, due 3/25/2030		(1)	3,324,072
International Business Machines Corp	3.000%, $4,812,000 par, due 5/15/2024		(1)	5,212,748
Interstate Power and Light Co	3.250%, $870,000 par, due 12/1/2024		(1)	953,081
Jackson National Life Global Funding	2.650%, $1,470,000 par, due 6/21/2024		(1)	1,565,425
JobsOhio Beverage System	2.833%, $610,000 par, due 1/1/2038		(1)	657,983
John Deere Capital Corp	1.750%, $465,000 par, due 3/9/2027		(1)	488,299
John Deere Capital Corp	3.450%, $480,000 par, due 1/10/2024		(1)	523,416
Johns Hopkins Health System Corp/The	2.420%, $935,000 par, due 1/1/2030		(1)	981,958
JPMBB Commercial Mortgage Sec Trust 2014-C24	3.639%, $3,400,000 par, due 11/15/2047		(1)	3,730,273
JPMBB Commercial Mortgage Sec Trust 2014-C26	3.494%, $2,245,000 par, due 1/15/2048		(1)	2,468,245
JPMorgan Chase & Co	2.182%, $2,500,000 par, due 6/1/2028		(1)	2,653,693
JPMorgan Chase & Co	4.452%, $1,370,000 par, due 12/5/2029		(1)	1,671,542
JPMorgan Chase & Co	3.207%, $610,000 par, due 4/1/2023		(1)	632,151
JPMorgan Chase & Co	2.301%, $1,010,000 par, due 10/15/2025		(1)	1,072,141
JPMorgan Chase & Co	3.559%, $1,240,000 par, due 4/23/2024		(1)	1,329,052
JPMorgan Chase & Co	2.776%, $1,691,000 par, due 4/25/2023		(1)	1,745,678
JPMorgan Chase & Co	3.960%, $890,000 par, due 1/29/2027		(1)	1,022,687
JPMorgan Chase & Co	3.125%, $800,000 par, due 1/23/2025		(1)	876,207
JPMorgan Chase & Co	4.203%, $810,000 par, due 7/23/2029		(1)	968,426
JPMorgan Chase & Co	3.797%, $121,000 par, due 7/23/2024		(1)	131,255
JPMorgan Chase & Co	3.782%, $770,000 par, due 2/1/2028		(1)	885,013
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $770,000 par, due 12/15/2046		(1)	836,245
JPMorgan Comm Mtg Sec Tr	4.388%, $527,143 par, due 7/15/2046		(1)	530,945
JPMorgan Comm Mtg Sec Tr	3.143%, $2,461,239 par, due 12/15/2047		(1)	2,570,693
JPMorgan Comm Mtg Sec Tr	4.070%, $537,578 par, due 11/15/2043		(1)	537,053
JPMorgan Comm Mtg Sec Tr	4.717%, $528,326 par, due 2/15/2046		(1)	529,833
JPMorgan Comm Mtg Sec Tr	3.483%, $1,064,204 par, due 6/15/2045		(1)	1,080,976
Kellogg Co	3.400%, $690,000 par, due 11/15/2027		(1)	780,385
Kentucky Higher Education Student Loan Corp	1.349%, $5,105,000 par, due 11/25/2050		(1)	5,130,066
KeyBank NA/Cleveland OH	3.400%, $1,320,000 par, due 5/20/2026		(1)	1,482,058
KeyCorp	2.250%, $840,000 par, due 4/6/2027		(1)	896,146
Kimco Realty Corp	2.700%, $330,000 par, due 3/1/2024		(1)	348,329
KLA Corp	4.100%, $230,000 par, due 3/15/2029		(1)	275,646
Lake Central Multi-District School Building Corp	1.651%, $1,695,000 par, due 7/15/2028		(1)	1,760,969
Lake Orion Community School District	2.434%, $2,250,000 par, due 5/1/2026		(1)	2,449,395
Lam Research Corp	3.750%, $550,000 par, due 3/15/2026		(1)	628,671
Lam Research Corp	4.000%, $270,000 par, due 3/15/2029		(1)	323,891
Leland Stanford Junior University/The	1.289%, $975,000 par, due 6/1/2027		(1)	1,003,745
Lennox International Inc	1.350%, $1,190,000 par, due 8/1/2025		(1)	1,217,381
Lennox International Inc	1.700%, $490,000 par, due 8/1/2027		(1)	498,653
Los Angeles Community College District/CA	1.606%, $2,080,000 par, due 8/1/2028		(1)	2,157,792
M&T Bank Corp	0.895%, $560,000 par, due 7/26/2023		(1)	565,046
Magellan Midstream Partners LP	5.000%, $1,005,000 par, due 3/1/2026		(1)	1,197,719
Marathon Oil Corp	4.400%, $1,600,000 par, due 7/15/2027		(1)	1,778,610
Marathon Oil Corp	3.850%, $850,000 par, due 6/1/2025		(1)	911,158
Marathon Petroleum Corp	4.700%, $1,470,000 par, due 5/1/2025		(1)	1,683,966
Marsh & McLennan Cos Inc	4.375%, $1,320,000 par, due 3/15/2029		(1)	1,607,133
Marsh & McLennan Cos Inc	3.300%, $1,020,000 par, due 3/14/2023		(1)	1,079,882
Marsh & McLennan Cos Inc	2.750%, $275,000 par, due 1/30/2022		(1)	281,538
Martin Marietta Materials Inc	2.500%, $670,000 par, due 3/15/2030		(1)	713,862
Masco Corp	2.000%, $1,790,000 par, due 10/1/2030		(1)	1,822,442
Massachusetts Institute of Technology	3.959%, $500,000 par, due 7/1/2038		(1)	623,660
Massachusetts School Building Authority	1.134%, $2,115,000 par, due 8/15/2026		(1)	2,143,362
MassMutual Global Funding II	3.400%, $4,845,000 par, due 3/8/2026		(1)	5,444,990
Maxim Integrated Products Inc	3.375%, $1,216,000 par, due 3/15/2023		(1)	1,280,138
Maxim Integrated Products Inc	3.450%, $310,000 par, due 6/15/2027		(1)	347,667
    48    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
McCormick & Co Inc/MD	3.400%, $1,230,000 par, due 8/15/2027		(1)	$1,382,230
McCormick & Co Inc/MD	2.700%, $734,000 par, due 8/15/2022		(1)	759,880
McCormick & Co Inc/MD	3.150%, $2,220,000 par, due 8/15/2024		(1)	2,406,671
McDonald's Corp	1.450%, $990,000 par, due 9/1/2025		(1)	1,026,636
McDonald's Corp	3.600%, $365,000 par, due 7/1/2030		(1)	427,798
McDonald's Corp	3.500%, $780,000 par, due 7/1/2027		(1)	894,765
MD Comm Dev Admin Housing Rev	3.500%, $290,000 par, due 9/1/2047		(1)	299,208
Medtronic Inc	3.500%, $959,000 par, due 3/15/2025		(1)	1,076,202
METLIFE SECURITIZATION TRUST 2019-1	3.750%, $1,554,778 par, due 4/25/2058		(1)	1,666,675
Microchip Technology Inc	4.333%, $1,140,000 par, due 6/1/2023		(1)	1,234,065
Mid-America Apartments LP	3.950%, $420,000 par, due 3/15/2029		(1)	492,337
Mid-America Apartments LP	1.700%, $550,000 par, due 2/15/2031		(1)	547,973
Mill City Mortgage Loan Trust 2017-1	2.750%, $155,294 par, due 11/25/2058		(1)	157,658
Missouri Higher Ed Ln Auth	1.057%, $396,527 par, due 8/26/2030		(1)	391,265
Missouri Higher Ed Ln Auth	1.257%, $591,848 par, due 2/25/2036		(1)	593,387
Mitsubishi UFJ Financial Group Inc	2.665%, $1,127,000 par, due 7/25/2022		(1)	1,166,009
Mitsubishi UFJ Financial Group Inc	3.455%, $511,000 par, due 3/2/2023		(1)	544,466
Mitsubishi UFJ Financial Group Inc	3.761%, $1,271,000 par, due 7/26/2023		(1)	1,377,957
Mitsubishi UFJ Financial Group Inc	3.407%, $830,000 par, due 3/7/2024		(1)	901,966
Mitsubishi UFJ Financial Group Inc	2.193%, $1,600,000 par, due 2/25/2025		(1)	1,690,234
MMAF Equipment Finance LLC 2017-A	2.680%, $2,695,000 par, due 7/16/2027		(1)	2,797,919
MMAF Equipment Finance LLC 2017-A	2.410%, $418,135 par, due 8/16/2024		(1)	422,775
MMAF Equipment Finance LLC 2017-B	2.410%, $1,910,000 par, due 11/15/2024		(1)	1,931,220
MMAF Equipment Finance LLC 2018-A	3.390%, $1,250,000 par, due 1/10/2025		(1)	1,296,384
MMAF Equipment Finance LLC 2019-A	2.930%, $1,805,000 par, due 3/10/2026		(1)	1,898,495
MMAF Equipment Finance LLC 2019-B	2.010%, $4,090,000 par, due 12/12/2024		(1)	4,209,878
MO State Higher Ed Std Asst	1.152%, $1,851,566 par, due 5/20/2030		(1)	1,854,521
Mondelez International Holdings Netherlands BV	2.250%, $1,315,000 par, due 9/19/2024		(1)	1,385,118
Monongahela Power Co	4.100%, $2,137,000 par, due 4/15/2024		(1)	2,302,438
Morgan Stanley	2.188%, $1,280,000 par, due 4/28/2026		(1)	1,351,990
Morgan Stanley	3.950%, $600,000 par, due 4/23/2027		(1)	693,689
Morgan Stanley	3.875%, $940,000 par, due 1/27/2026		(1)	1,078,250
Morgan Stanley	3.625%, $2,465,000 par, due 1/20/2027		(1)	2,822,957
Morgan Stanley	3.750%, $500,000 par, due 2/25/2023		(1)	536,086
Morgan Stanley	4.431%, $610,000 par, due 1/23/2030		(1)	742,008
Morgan Stanley	3.875%, $83,000 par, due 4/29/2024		(1)	91,949
Morgan Stanley	2.720%, $540,000 par, due 7/22/2025		(1)	577,572
Morgan Stanley	3.700%, $1,000,000 par, due 10/23/2024		(1)	1,112,798
Morgan Stanley BAML Trust	2.858%, $1,683,755 par, due 11/15/2045		(1)	1,733,897
Morgan Stanley BAML Trust	3.102%, $2,170,000 par, due 5/15/2046		(1)	2,276,111
Morgan Stanley BAML Trust	3.176%, $2,400,000 par, due 8/15/2045		(1)	2,474,014
Morgan Stanley BAML Trust 2014 C19	3.526%, $3,020,000 par, due 12/15/2047		(1)	3,308,482
Morgan Stanley BAML Trust 2014-C15	4.051%, $1,155,000 par, due 4/15/2047		(1)	1,261,898
MPLX LP	4.000%, $490,000 par, due 3/15/2028		(1)	563,776
MPLX LP	1.750%, $810,000 par, due 3/1/2026		(1)	838,273
MS State Higher Ed Asst Co	0.828%, $804,326 par, due 10/25/2035		(1)	799,623
National Retail Properties Inc	3.900%, $1,590,000 par, due 6/15/2024		(1)	1,729,589
National Retail Properties Inc	4.300%, $650,000 par, due 10/15/2028		(1)	753,511
Navient Student Loan Trust 2016-6	0.898%, $299,207 par, due 3/25/2066		(1)	299,800
NC State Edu Asst Auth	0.648%, $635,279 par, due 12/26/2039		(1)	631,906
New York and Presbyterian Hospital/The	3.563%, $875,000 par, due 8/1/2036		(1)	971,610
New York Hospital for Special Surgery	3.737%, $285,000 par, due 4/1/2028		(1)	320,506
New York Life Global Funding	2.000%, $3,220,000 par, due 1/22/2025		(1)	3,387,865
New York State Dormitory Authority	2.657%, $1,535,000 par, due 2/15/2028		(1)	1,685,722
New York State Urban Development Corp	3.270%, $1,000,000 par, due 3/15/2027		(1)	1,125,480
NextEra Energy Capital Holdings Inc	3.150%, $1,359,000 par, due 4/1/2024		(1)	1,469,071
Norfolk Southern Corp	3.650%, $460,000 par, due 8/1/2025		(1)	514,182
North Carolina Housing Finance Agency	2.870%, $470,000 par, due 7/1/2032		(1)	480,157
North TX Highed Ed Auth	1.155%, $2,127,876 par, due 12/1/2034		(1)	2,140,175
Northern States Power Co/MN	2.600%, $1,965,000 par, due 5/15/2023		(1)	2,046,862
Northern States Power Co/WI	3.300%, $1,100,000 par, due 6/15/2024		(1)	1,184,920
Northrop Grumman Corp	4.400%, $465,000 par, due 5/1/2030		(1)	577,180
Northrop Grumman Corp	2.930%, $580,000 par, due 1/15/2025		(1)	630,840
Northrop Grumman Corp	3.250%, $1,865,000 par, due 1/15/2028		(1)	2,108,966
Northstar Edu Fin Inc	0.848%, $226,986 par, due 12/26/2031		(1)	227,702
Nutrien Ltd	2.950%, $540,000 par, due 5/13/2030		(1)	593,855
NYC Transit Fin Auth Future Tax Rev	3.430%, $1,500,000 par, due 8/1/2026		(1)	1,701,210
Occidental Petroleum Corp	3.200%, $1,140,000 par, due 8/15/2026		(1)	1,065,900
    49    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Oncor Electric Delivery Co LLC	2.750%, $2,652,000 par, due 6/1/2024		(1)	$2,844,233
Oncor Electric Delivery Co LLC	2.750%, $1,160,000 par, due 5/15/2030		(1)	1,298,802
Oracle Corp	2.950%, $2,220,000 par, due 11/15/2024		(1)	2,415,267
Oracle Corp	2.950%, $2,465,000 par, due 4/1/2030		(1)	2,756,208
Oracle Corp	2.650%, $1,300,000 par, due 7/15/2026		(1)	1,428,619
Orlando Health Obligated Group	3.777%, $1,000,000 par, due 10/1/2028		(1)	1,130,764
Orlando Health Obligated Group	2.291%, $1,250,000 par, due 10/1/2028		(1)	1,267,300
Otis Worldwide Corp	2.056%, $1,625,000 par, due 4/5/2025		(1)	1,722,245
PA State Higher Ed Asst	0.698%, $133,812 par, due 4/25/2030		(1)	132,420
PacifiCorp	3.500%, $506,000 par, due 6/15/2029		(1)	583,288
PacifiCorp	2.700%, $475,000 par, due 9/15/2030		(1)	522,038
PacifiCorp	3.600%, $1,385,000 par, due 4/1/2024		(1)	1,508,931
Packaging Corp of America	4.500%, $720,000 par, due 11/1/2023		(1)	794,004
Packaging Corp of America	3.400%, $1,100,000 par, due 12/15/2027		(1)	1,239,363
Parker-Hannifin Corp	2.700%, $884,000 par, due 6/14/2024		(1)	948,085
Parker-Hannifin Corp	3.300%, $1,600,000 par, due 11/21/2024		(1)	1,752,619
Parker-Hannifin Corp	3.500%, $680,000 par, due 9/15/2022		(1)	714,152
PECO Energy Co	2.375%, $832,000 par, due 9/15/2022		(1)	857,076
PepsiCo Inc	2.625%, $680,000 par, due 3/19/2027		(1)	748,163
Pernod Ricard International Finance LLC	1.250%, $860,000 par, due 4/1/2028		(1)	851,716
Petroleos Mexicanos	2.378%, $900,000 par, due 4/15/2025		(1)	937,567
Petroleos Mexicanos	2.290%, $341,250 par, due 2/15/2024		(1)	351,385
Petroleos Mexicanos	2.000%, $705,000 par, due 12/20/2022		(1)	718,326
Petroleos Mexicanos	1.950%, $220,000 par, due 12/20/2022		(1)	224,024
PHEAA Student Loan Trust 2016-2	1.098%, $1,744,486 par, due 11/25/2065		(1)	1,746,611
Phillips 66	4.300%, $700,000 par, due 4/1/2022		(1)	733,086
Phillips 66	3.900%, $1,210,000 par, due 3/15/2028		(1)	1,393,294
PNC Bank NA	3.500%, $1,430,000 par, due 6/8/2023		(1)	1,535,126
PNC Bank NA	3.250%, $1,030,000 par, due 6/1/2025		(1)	1,143,719
PNC Bank NA	4.050%, $1,030,000 par, due 7/26/2028		(1)	1,220,493
PPG Industries Inc	2.400%, $1,050,000 par, due 8/15/2024		(1)	1,112,241
PPG Industries Inc	2.550%, $1,330,000 par, due 6/15/2030		(1)	1,428,782
Pricoa Global Funding I	2.400%, $3,080,000 par, due 9/23/2024		(1)	3,269,325
Providence Health & Services Obligated Group	4.379%, $275,000 par, due 10/1/2023		(1)	302,357
Providence St Joseph Health Obligated Group	2.532%, $1,355,000 par, due 10/1/2029		(1)	1,449,872
Providence St Joseph Health Obligated Group	2.746%, $1,242,000 par, due 10/1/2026		(1)	1,355,750
PSNH Funding LLC 3	3.506%, $900,000 par, due 8/1/2028		(1)	1,006,292
Public Service Electric and Gas Co	2.375%, $2,060,000 par, due 5/15/2023		(1)	2,152,000
Public Service Electric and Gas Co	3.250%, $275,000 par, due 9/1/2023		(1)	294,448
Raytheon Technologies Corp	3.700%, $1,635,000 par, due 12/15/2023		(1)	1,777,866
Raytheon Technologies Corp	2.250%, $970,000 par, due 7/1/2030		(1)	1,030,328
Reckitt Benckiser Treasury Services PLC	2.375%, $281,000 par, due 6/24/2022		(1)	288,968
Reckitt Benckiser Treasury Services PLC	2.750%, $1,680,000 par, due 6/26/2024		(1)	1,796,701
RELX Capital Inc	3.000%, $220,000 par, due 5/22/2030		(1)	244,293
RELX Capital Inc	4.000%, $480,000 par, due 3/18/2029		(1)	569,808
RELX Capital Inc	3.500%, $740,000 par, due 3/16/2023		(1)	787,043
RI State Std Ln Authority	0.805%, $2,309,539 par, due 9/1/2036		(1)	2,308,314
Rochester Gas and Electric Corp	3.100%, $2,070,000 par, due 6/1/2027		(1)	2,288,470
Rogers Communications Inc	3.625%, $775,000 par, due 12/15/2025		(1)	877,361
Rolls-Royce PLC	3.625%, $780,000 par, due 10/14/2025		(1)	785,850
Roper Technologies Inc	2.350%, $340,000 par, due 9/15/2024		(1)	362,840
Roper Technologies Inc	3.650%, $1,303,000 par, due 9/15/2023		(1)	1,413,811
Roper Technologies Inc	1.000%, $430,000 par, due 9/15/2025		(1)	435,188
Roper Technologies Inc	3.800%, $500,000 par, due 12/15/2026		(1)	577,661
Royal Bank of Canada	4.650%, $380,000 par, due 1/27/2026		(1)	448,601
Royal Bank of Canada	3.700%, $3,731,000 par, due 10/5/2023		(1)	4,067,976
Ryder System Inc	3.650%, $1,703,000 par, due 3/18/2024		(1)	1,860,914
San Bernardino Community College District	2.540%, $2,035,000 par, due 8/1/2027		(1)	2,224,499
San Diego Community College District	2.807%, $3,020,000 par, due 8/1/2032		(1)	3,273,408
San Jose Evergreen Community College District	2.440%, $1,100,000 par, due 8/1/2029		(1)	1,187,967
San Jose Redevelopment Agency Successor Agency	3.375%, $1,530,000 par, due 8/1/2034		(1)	1,644,062
San Marcos Consolidated ISD	3.163%, $835,000 par, due 8/1/2026		(1)	930,875
SBA Small Business Investment Cos	2.283%, $3,605,000 par, due 9/10/2029		(1)	3,755,145
SBA Small Business Investment Cos	3.191%, $685,326 par, due 3/10/2024		(1)	708,014
SBA Small Business Investment Cos	3.015%, $468,425 par, due 9/10/2024		(1)	485,809
SBA Small Business Investment Cos	2.517%, $2,299,133 par, due 3/10/2025		(1)	2,374,800
SBA Small Business Investment Cos	2.829%, $2,268,255 par, due 9/10/2025		(1)	2,388,127
SBA Small Business Investment Cos	2.507%, $2,111,867 par, due 3/10/2026		(1)	2,208,159
    50    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
SBA Small Business Investment Cos	2.845%, $7,312,290 par, due 3/10/2027		(1)	$7,766,976
SBA Small Business Investment Cos	2.518%, $3,668,254 par, due 9/10/2027		(1)	3,855,339
SBA Small Business Investment Cos	3.548%, $4,564,216 par, due 9/10/2028		(1)	4,974,288
SBA Small Business Investment Cos	3.113%, $4,877,343 par, due 3/10/2029		(1)	5,188,006
SBA Small Business Investment Cos	2.078%, $4,411,529 par, due 3/10/2030		(1)	4,534,157
SC State Std Ln Corp	0.905%, $1,608,693 par, due 5/1/2030		(1)	1,607,797
SC State Std Ln Corp	0.648%, $180,598 par, due 1/25/2041		(1)	179,373
SC State Std Ln Corp	1.318%, $740,708 par, due 10/27/2036		(1)	745,581
Schlumberger Finance Canada Ltd	2.650%, $620,000 par, due 11/20/2022		(1)	643,123
Seasoned Credit Risk Transfer Trust Series 2018-3	3.500%, $4,904,999 par, due 8/25/2057		(1)	5,312,193
Seasoned Credit Risk Transfer Trust Series 2019-1	4.000%, $2,025,502 par, due 7/25/2058		(1)	2,227,616
Seasoned Credit Risk Transfer Trust Series 2019-2	4.000%, $2,407,921 par, due 8/25/2058		(1)	2,664,273
Seasoned Credit Risk Transfer Trust Series 2020-2	2.000%, $6,142,909 par, due 11/25/2059		(1)	6,331,416
Seasoned Credit Risk Transfer Trust Series 2020-3	2.500%, $5,785,659 par, due 5/25/2060		(1)	6,110,402
Sempra Energy	2.900%, $456,000 par, due 2/1/2023		(1)	478,422
Sequoia Union High School District	5.932%, $1,000,000 par, due 7/1/2025		(1)	1,240,410
Shell International Finance BV	3.250%, $395,000 par, due 5/11/2025		(1)	437,829
Shell International Finance BV	3.500%, $1,976,000 par, due 11/13/2023		(1)	2,150,989
Shell International Finance BV	2.750%, $1,110,000 par, due 4/6/2030		(1)	1,228,031
Sherwin-Williams Co/The	2.750%, $27,000 par, due 6/1/2022		(1)	27,860
Sherwin-Williams Co/The	3.450%, $860,000 par, due 6/1/2027		(1)	971,576
Sherwin-Williams Co/The	3.300%, $911,000 par, due 2/1/2025		(1)	987,782
Sherwin-Williams Co/The	2.950%, $500,000 par, due 8/15/2029		(1)	550,168
Sherwin-Williams Co/The	2.300%, $700,000 par, due 5/15/2030		(1)	731,001
Shire Acquisitions Investments Ireland DAC	2.400%, $203,000 par, due 9/23/2021		(1)	205,647
Simon Property Group LP	3.375%, $1,000,000 par, due 10/1/2024		(1)	1,087,418
Simon Property Group LP	2.000%, $1,620,000 par, due 9/13/2024		(1)	1,692,986
SMALL BUSINESS ADMINISTRATION	2.130%, $555,592 par, due 1/1/2033		(1)	573,707
Southern California Edison Co	2.400%, $570,000 par, due 2/1/2022		(1)	579,605
South-Western City School District	2.237%, $3,540,000 par, due 12/1/2025		(1)	3,768,436
Stanford Health Care	3.310%, $560,000 par, due 8/15/2030		(1)	637,767
Stanley Black & Decker Inc	3.400%, $1,630,000 par, due 3/1/2026		(1)	1,845,740
Starbucks Corp	2.000%, $715,000 par, due 3/12/2027		(1)	758,729
State of California	2.375%, $2,750,000 par, due 10/1/2026		(1)	2,999,398
State of Delaware	4.550%, $1,000,000 par, due 7/1/2029		(1)	1,266,190
State of Hawaii	1.518%, $2,300,000 par, due 10/1/2028		(1)	2,363,572
State of Louisiana	1.434%, $2,630,000 par, due 6/1/2028		(1)	2,675,999
State of Louisiana Gasoline & Fuels Tax Revenue	1.898%, $1,500,000 par, due 5/1/2031		(1)	1,532,055
State of New York	2.260%, $4,380,000 par, due 2/15/2026		(1)	4,627,820
State of Oregon	1.967%, $1,620,000 par, due 11/1/2026		(1)	1,732,153
State of Oregon Department of Transportation	1.330%, $925,000 par, due 11/15/2028		(1)	939,791
State of Texas	4.631%, $1,250,000 par, due 4/1/2033		(1)	1,594,038
State of Texas	2.704%, $2,410,000 par, due 4/1/2031		(1)	2,662,472
State of Utah	4.554%, $215,000 par, due 7/1/2024		(1)	232,417
State of Utah	3.539%, $2,410,000 par, due 7/1/2025		(1)	2,621,887
State of Washington	5.040%, $1,000,000 par, due 8/1/2031		(1)	1,269,930
State of Wisconsin	2.501%, $2,000,000 par, due 5/1/2032		(1)	2,205,160
State Street Corp	2.653%, $2,470,000 par, due 5/15/2023		(1)	2,547,210
State Street Corp	3.776%, $567,000 par, due 12/3/2024		(1)	623,320
Student Loan Corp	1.015%, $604,238 par, due 4/25/2037		(1)	607,374
Student Loan Corp	0.848%, $501,473 par, due 7/25/2036		(1)	497,447
Sumitomo Mitsui Financial Group Inc	3.936%, $2,467,000 par, due 10/16/2023		(1)	2,702,941
Sumitomo Mitsui Financial Group Inc	2.348%, $3,180,000 par, due 1/15/2025		(1)	3,374,301
Sutter Health	3.695%, $750,000 par, due 8/15/2028		(1)	850,352
Tagua Leasing LLC	1.732%, $2,356,205 par, due 9/18/2024		(1)	2,418,875
Tamalpais Union High School District	2.265%, $3,295,000 par, due 8/1/2026		(1)	3,521,762
Tayarra Ltd	3.628%, $228,380 par, due 2/15/2022		(1)	232,552
Teva Pharmaceutical Finance Netherlands III BV	2.200%, $1,280,000 par, due 7/21/2021		(1)	1,276,800
Texas A&M University	3.256%, $750,000 par, due 5/15/2029		(1)	839,535
Texas A&M University	3.477%, $1,000,000 par, due 5/15/2031		(1)	1,136,760
Texas Transportation Commission	1.533%, $2,010,000 par, due 10/1/2029		(1)	2,070,561
Texas Transportation Commission State Highway Fund	5.178%, $1,200,000 par, due 4/1/2030		(1)	1,547,448
Thermo Fisher Scientific Inc	4.497%, $540,000 par, due 3/25/2030		(1)	674,877
Toronto-Dominion Bank/The	0.750%, $1,260,000 par, due 9/11/2025		(1)	1,264,714
Toronto-Dominion Bank/The	2.250%, $1,331,000 par, due 3/15/2021		(1)	1,336,432
Toronto-Dominion Bank/The	3.350%, $430,000 par, due 10/22/2021		(1)	440,446
Toronto-Dominion Bank/The	3.250%, $1,908,000 par, due 3/11/2024		(1)	2,072,107
Total Capital International SA	2.434%, $250,000 par, due 1/10/2025		(1)	266,834
    51    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Total Capital International SA	3.700%, $793,000 par, due 1/15/2024		(1)	$868,694
Towd Point Mortgage Trust 2015-6	3.500%, $162,495 par, due 4/25/2055		(1)	166,050
Towd Point Mortgage Trust 2016-1	2.750%, $201,208 par, due 2/25/2055		(1)	203,395
Towd Point Mortgage Trust 2016-3	2.250%, $468,234 par, due 4/25/2056		(1)	472,676
Towd Point Mortgage Trust 2016-4	2.250%, $77,124 par, due 7/25/2056		(1)	78,316
Towd Point Mortgage Trust 2017-1	2.750%, $1,247,685 par, due 10/25/2056		(1)	1,278,755
Towd Point Mortgage Trust 2017-5	0.748%, $114,216 par, due 2/25/2057		(1)	113,850
Towd Point Mortgage Trust 2017-6	2.750%, $127,724 par, due 10/25/2057		(1)	131,502
Towd Point Mortgage Trust 2019-4	2.900%, $5,919,854 par, due 10/25/2059		(1)	6,248,755
Towd Point Mortgage Trust 2019-HY1	1.148%, $1,552,880 par, due 10/25/2048		(1)	1,558,916
Towd Point Mortgage Trust 2019-HY2	1.148%, $1,368,039 par, due 5/25/2058		(1)	1,377,043
Toyota Auto Loan Extended Note Trust 2019-1	2.560%, $3,255,000 par, due 11/25/2031		(1)	3,476,037
Toyota Auto Loan Extended Note Trust 2020-1	1.350%, $3,875,000 par, due 5/25/2033		(1)	3,990,037
Toyota Motor Corp	2.358%, $690,000 par, due 7/2/2024		(1)	732,196
Toyota Motor Corp	3.419%, $495,000 par, due 7/20/2023		(1)	533,434
Toyota Motor Credit Corp	2.800%, $575,000 par, due 7/13/2022		(1)	596,779
Toyota Motor Credit Corp	3.450%, $1,960,000 par, due 9/20/2023		(1)	2,123,642
Trane Technologies Luxembourg Finance SA	3.500%, $1,310,000 par, due 3/21/2026		(1)	1,477,291
Trinity Health	3.084%, $2,235,000 par, due 12/1/2034		(1)	2,467,060
Truist Bank	2.150%, $1,390,000 par, due 12/6/2024		(1)	1,473,166
Truist Bank	3.200%, $1,935,000 par, due 4/1/2024		(1)	2,100,373
Truist Financial Corp	4.000%, $390,000 par, due 5/1/2025		(1)	441,622
Truist Financial Corp	3.050%, $760,000 par, due 6/20/2022		(1)	788,806
TSMC Global Ltd	1.000%, $1,370,000 par, due 9/28/2027		(1)	1,356,725
UBS Commercial Mortgage Trust 2012-C1	3.400%, $546,758 par, due 5/10/2045		(1)	557,296
UBS Group AG	3.491%, $1,850,000 par, due 5/23/2023		(1)	1,925,153
UBS Group AG	2.859%, $340,000 par, due 8/15/2023		(1)	352,468
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $4,770,000 par, due 12/10/2045		(1)	4,944,396
UDR Inc	4.000%, $930,000 par, due 10/1/2025		(1)	1,055,412
Unilever Capital Corp	3.250%, $720,000 par, due 3/7/2024		(1)	781,865
Union Electric Co	2.950%, $1,460,000 par, due 3/15/2030		(1)	1,629,361
Union Electric Co	2.950%, $850,000 par, due 6/15/2027		(1)	938,797
Union Pacific Corp	3.500%, $457,000 par, due 6/8/2023		(1)	489,936
Union Pacific Corp	2.950%, $481,000 par, due 1/15/2023		(1)	502,757
Union Pacific Corp	3.750%, $2,160,000 par, due 7/15/2025		(1)	2,450,971
United States Small Business Administration	3.230%, $901,748 par, due 2/1/2034		(1)	970,218
United States Small Business Administration	5.540%, $77,013 par, due 9/1/2026		(1)	82,453
United States Small Business Administration	5.600%, $340,210 par, due 9/1/2028		(1)	373,028
United States Small Business Administration	3.210%, $902,064 par, due 3/1/2034		(1)	967,646
United States Small Business Administration	5.630%, $382,854 par, due 10/1/2028		(1)	421,966
United States Small Business Administration	3.370%, $2,258,190 par, due 10/1/2033		(1)	2,432,846
United States Small Business Administration	2.840%, $2,682,920 par, due 4/1/2037		(1)	2,895,742
United States Small Business Administration	2.850%, $2,227,510 par, due 10/1/2037		(1)	2,379,631
United States Small Business Administration	5.340%, $11,216 par, due 11/1/2021		(1)	11,405
United States Small Business Administration	5.510%, $217,429 par, due 11/1/2027		(1)	239,609
United States Small Business Administration	5.310%, $232,770 par, due 5/1/2027		(1)	252,806
United States Small Business Administration	6.770%, $125,115 par, due 11/1/2028		(1)	139,914
United States Small Business Administration	5.680%, $130,245 par, due 6/1/2028		(1)	143,777
United States Small Business Administration	2.980%, $1,326,092 par, due 6/1/2035		(1)	1,435,748
United States Small Business Administration	2.810%, $560,219 par, due 12/1/2036		(1)	597,447
United States Small Business Administration	2.810%, $2,973,481 par, due 6/1/2037		(1)	3,184,461
United States Small Business Administration	2.780%, $2,733,178 par, due 12/1/2037		(1)	2,930,374
United States Small Business Administration	3.150%, $1,408,225 par, due 7/1/2033		(1)	1,503,172
United States Small Business Administration	2.800%, $1,482,724 par, due 1/1/2037		(1)	1,598,633
United States Small Business Administration	2.980%, $1,227,515 par, due 7/1/2037		(1)	1,319,548
United States Small Business Administration	2.880%, $940,880 par, due 7/1/2035		(1)	1,013,684
United States Small Business Administration	5.720%, $1,068,689 par, due 1/1/2029		(1)	1,179,301
United States Treasury Note/Bond	2.750%, $800,000 par, due 6/30/2025		(1)	887,094
United States Treasury Note/Bond	0.875%, $14,894,000 par, due 11/15/2030		(1)	14,845,133
United States Treasury Note/Bond	1.500%, $1,500,000 par, due 11/30/2024		(1)	1,572,950
United States Treasury Note/Bond	2.125%, $2,250,000 par, due 5/31/2026		(1)	2,456,280
United States Treasury Note/Bond	2.125%, $2,175,000 par, due 11/30/2024		(1)	2,333,623
United States Treasury Note/Bond	2.875%, $11,650,000 par, due 5/31/2025		(1)	12,962,442
United States Treasury Note/Bond	2.875%, $2,000,000 par, due 11/30/2025		(1)	2,245,546
United States Treasury Note/Bond	1.750%, $460,000 par, due 12/31/2024		(1)	487,295
United States Treasury Note/Bond	0.250%, $7,425,000 par, due 9/30/2025		(1)	7,396,867
United States Treasury Note/Bond	3.000%, $2,000,000 par, due 10/31/2025		(1)	2,254,532
United States Treasury Note/Bond	2.250%, $4,000,000 par, due 4/30/2024		(1)	4,272,500
    52    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	United States Treasury Note/Bond	2.375%, $2,000,000 par, due 4/30/2026		(1)	$2,208,516
	United States Treasury Note/Bond	3.125%, $6,500,000 par, due 11/15/2028		(1)	7,695,896
	United States Treasury Note/Bond	0.625%, $27,529,000 par, due 5/15/2030		(1)	26,913,892
	United States Treasury Note/Bond	0.250%, $29,950,000 par, due 10/31/2025		(1)	29,821,305
	United States Treasury Note/Bond	0.625%, $16,320,000 par, due 8/15/2030		(1)	15,912,000
	United States Treasury Note/Bond	2.125%, $270,000 par, due 3/31/2024		(1)	286,864
	United States Treasury Note/Bond	2.750%, $650,000 par, due 2/28/2025		(1)	716,448
	United States Treasury Note/Bond	2.625%, $16,000,000 par, due 2/15/2029		(1)	18,367,504
	United States Treasury Note/Bond	1.500%, $39,475,000 par, due 2/15/2030		(1)	41,761,787
	United States Treasury Note/Bond	2.875%, $10,000,000 par, due 7/31/2025		(1)	11,162,500
	United States Treasury Note/Bond	1.750%, $21,300,000 par, due 7/31/2024		(1)	22,466,516
	UnitedHealth Group Inc	3.500%, $1,310,000 par, due 2/15/2024		(1)	1,433,821
	University of Arkansas	2.550%, $3,265,000 par, due 11/1/2028		(1)	3,561,821
	University of California	3.349%, $1,170,000 par, due 7/1/2029		(1)	1,349,174
	University of Colorado	2.447%, $1,560,000 par, due 6/1/2026		(1)	1,670,978
	University of Nebraska Facilities Corp	2.265%, $3,325,000 par, due 10/1/2027		(1)	3,562,006
	University of North Carolina at Chapel Hill	3.327%, $500,000 par, due 12/1/2036		(1)	585,230
	UNIVERSITY OF PENNSYLVANIA	2.942%, $1,500,000 par, due 8/15/2039		(1)	1,619,205
	US Bancorp	2.400%, $980,000 par, due 7/30/2024		(1)	1,044,673
	US Bank NA/Cincinnati OH	2.050%, $820,000 par, due 1/21/2025		(1)	867,742
	US Bank NA/Cincinnati OH	2.800%, $540,000 par, due 1/27/2025		(1)	587,701
	USAA Capital Corp	2.125%, $190,000 par, due 5/1/2030		(1)	199,783
	Ventas Realty LP	3.100%, $1,103,000 par, due 1/15/2023		(1)	1,157,433
	Ventas Realty LP	3.500%, $721,000 par, due 2/1/2025		(1)	794,036
	Ventas Realty LP	4.400%, $1,370,000 par, due 1/15/2029		(1)	1,606,735
	Ventas Realty LP	2.650%, $200,000 par, due 1/15/2025		(1)	214,048
	Verizon Communications Inc	2.625%, $530,000 par, due 8/15/2026		(1)	580,758
	Verizon Communications Inc	3.376%, $1,476,000 par, due 2/15/2025		(1)	1,639,297
	Verizon Communications Inc	4.125%, $460,000 par, due 3/16/2027		(1)	542,197
	Verizon Communications Inc	3.500%, $271,000 par, due 11/1/2024		(1)	299,325
	Verizon Owner Trust 2018-A	3.230%, $2,703,954 par, due 4/20/2023		(1)	2,739,849
	Verizon Owner Trust 2019-A	2.930%, $2,811,000 par, due 9/20/2023		(1)	2,865,522
	Verizon Owner Trust 2019-C	1.940%, $7,415,000 par, due 4/22/2024		(1)	7,574,089
	Verizon Owner Trust 2020-C	0.410%, $4,820,000 par, due 4/21/2025		(1)	4,828,898
	Vermont Std Asst Corp	0.848%, $1,917,103 par, due 7/28/2034		(1)	1,917,122
	Virginia Housing Development Authority	3.100%, $478,374 par, due 6/25/2041		(1)	501,470
	VIRGINIA STATE RESOURCES AUTHORITY	2.450%, $2,755,000 par, due 11/1/2027		(1)	3,026,643
	Vodafone Group PLC	4.125%, $880,000 par, due 5/30/2025		(1)	1,006,276
	Volkswagen Group of America Finance LLC	2.850%, $590,000 par, due 9/26/2024		(1)	630,116
	Vornado Realty LP	3.500%, $1,195,000 par, due 1/15/2025		(1)	1,263,795
	Walt Disney Co/The	3.800%, $1,385,000 par, due 3/22/2030		(1)	1,650,459
	Washington & Multnomah Counties School
	Dist No 48J	1.407%, $2,355,000 par, due 6/15/2027		(1)	2,413,051
*	Wells Fargo Commercial Mortgage Trust 2013-LC12	4.218%, $743,000 par, due 7/15/2046		(1)	798,081
	Welltower Inc	3.625%, $308,000 par, due 3/15/2024		(1)	335,687
	Welltower Inc	4.125%, $2,191,000 par, due 3/15/2029		(1)	2,555,966
	Welltower Inc	3.950%, $700,000 par, due 9/1/2023		(1)	759,485
	West Haymarket Joint Public Agency	5.400%, $1,250,000 par, due 12/15/2030		(1)	1,617,413
	Westpac Banking Corp	3.300%, $2,018,000 par, due 2/26/2024		(1)	2,193,419
	WFRBS Commercial Mortgage Trust 2013-C11	3.071%, $3,600,000 par, due 3/15/2045		(1)	3,760,142
	WFRBS Commercial Mortgage Trust 2013-C12	3.198%, $3,700,000 par, due 3/15/2048		(1)	3,870,411
	WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $468,000 par, due 12/15/2046		(1)	506,160
	WFRBS Commercial Mortgage Trust 2013-UBS1	4.079%, $1,130,923 par, due 3/15/2046		(1)	1,226,429
	WFRBS Commercial Mortgage Trust 2014-C20	3.995%, $3,274,000 par, due 5/15/2047		(1)	3,586,559
	Wisconsin Electric Power Co	2.050%, $1,920,000 par, due 12/15/2024		(1)	2,032,378
	WISCONSIN ST GEN FUND APPROP	2.096%, $1,605,000 par, due 5/1/2026		(1)	1,711,765
	WISCONSIN ST GEN FUND APPROP	5.700%, $1,335,000 par, due 5/1/2026		(1)	1,569,506
	WRKCo Inc	4.650%, $330,000 par, due 3/15/2026		(1)	388,100
	WRKCo Inc	3.000%, $1,260,000 par, due 9/15/2024		(1)	1,356,708
	WRKCo Inc	3.900%, $920,000 par, due 6/1/2028		(1)	1,066,699
	Yale University	1.482%, $1,465,000 par, due 4/15/2030		(1)	1,503,716
*	Wells Fargo/BlackRock Short Term Investment Fund S	68,078,260 shares		(1)	68,078,260
					1,522,912,177
		Accrued income receivable			7,508,504
		Payable for securities purchased on a forward commitment basis			(51,260,824)
		Receivable for securities sold on a forward
		commitment basis			17,320,315
		Receivables for investment payments due			234,864
    53    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
	Adjustment from fair value to current value			$(71,316,350)
	Total			1,425,398,686

American General Life Ins. Co.	2.00%		(1)	—
Massachsetts Mutual Life Ins. Co.	2.31%		(1)	—
Pacific Life Ins. Co.	2.46%		(1)	—
Prudential Ins. Co. of America	2.52%		(1)	—
Royal Bank of Canada	2.18%		(1)	—
State Street Bank and TrustCo.	2.34%		(1)	—
Transamerica Premier Life Ins. Co.	2.37%		(1)	—
Voya Ins. and Annuity Co.	2.15%		(1)	—
3M COMPANY	2.650%, $380,000 par, due 04/15/2025		(1)	412,722
ABBVIE INC	2.950%, $785,000 par, due 11/21/2026		(1)	868,092
ABBVIE INC	3.200%, $1,285,000 par, due 11/21/2029		(1)	1,440,100
AIG GLOBAL FUNDING	0.800%, $345,000 par, due 07/07/2023		(1)	348,402
Ally Auto Receivables Trust	1.840%, $155,000 par, due 06/17/2024		(1)	157,328
Ally Auto Receivables Trust	2.350%, $48,069 par, due 06/15/2022		(1)	48,176
ALTRIA GROUP INC	2.350%, $525,000 par, due 05/06/2025		(1)	557,807
AMAZON.COM INC	1.200%, $145,000 par, due 06/03/2027		(1)	147,920
American Electric Power	1.000%, $570,000 par, due 11/01/2025		(1)	576,783
American Express	2.500%, $625,000 par, due 08/01/2022		(1)	644,856
American Honda Finance	0.650%, $340,000 par, due 09/08/2023		(1)	342,149
American Honda Finance	2.050%, $825,000 par, due 01/10/2023		(1)	853,124
American International Group	3.900%, $440,000 par, due 04/01/2026		(1)	501,728
American Tower Corp	1.875%, $1,125,000 par, due 10/15/2030		(1)	1,134,810
Amgen Incorporated	2.200%, $1,065,000 par, due 02/21/2027		(1)	1,141,691
ANHEUSER-BUSCH CO/INBEV	3.650%, $725,000 par, due 02/01/2026		(1)	819,518
ANHEUSER-BUSCH INBEV WOR	4.150%, $785,000 par, due 01/23/2025		(1)	893,872
ANTHEM INC	2.375%, $310,000 par, due 01/15/2025		(1)	331,560
Apple Inc.	2.750%, $1,475,000 par, due 01/13/2025		(1)	1,600,331
ASTRAZENECA PLC	3.500%, $570,000 par, due 08/17/2023		(1)	613,998
AT&T INC	1.650%, $845,000 par, due 02/01/2028		(1)	862,145
AT&T INC	4.350%, $885,000 par, due 03/01/2029		(1)	1,055,504
Avalonbay Communities	2.450%, $890,000 par, due 01/15/2031		(1)	957,195
BAE SYSTEMS PLC	4.750%, $845,000 par, due 10/11/2021		(1)	872,133
Bank of America Funding Corp	3.194%, $265,000 par, due 07/23/2030		(1)	296,983
Bank of America Funding Corp	3.419%, $2,335,000 par, due 12/20/2028		(1)	2,637,476
Bank of America Funding Corp	3.970%, $395,000 par, due 03/05/2029		(1)	461,198
Bank of America Funding Corp	3.974%, $1,060,000 par, due 02/07/2030		(1)	1,248,500
Bank of America Funding Corp	4.000%, $245,000 par, due 01/22/2025		(1)	275,302
Bank of America Funding Corp	4.450%, $735,000 par, due 03/03/2026		(1)	856,679
BANK OF NY MELLON CORP	2.100%, $1,310,000 par, due 10/24/2024		(1)	1,391,272
BANK OF THE WEST AUTO TRUST	2.400%, $96,360 par, due 10/17/2022		(1)	96,590
BAT CAPITAL CORP	2.259%, $1,250,000 par, due 03/25/2028		(1)	1,297,562
BB&T CORPORATION	2.200%, $1,085,000 par, due 03/16/2023		(1)	1,126,295
BERKSHIRE HATHAWAY ENERG	3.700%, $1,305,000 par, due 07/15/2030		(1)	1,543,632
BERKSHIRE HATHAWAY ENERG	4.050%, $640,000 par, due 04/15/2025		(1)	724,653
BG ENERGY CAPITAL PLC	4.000%, $595,000 par, due 10/15/2021		(1)	610,863
BMW US CAPITAL LLC	3.800%, $745,000 par, due 04/06/2023		(1)	800,130
Boeing Co	2.700%, $480,000 par, due 02/01/2027		(1)	499,272
Boeing Co	4.508%, $790,000 par, due 05/01/2023		(1)	853,856
BOSTON GAS COMPANY	3.001%, $365,000 par, due 08/01/2029		(1)	402,905
BOSTON PROPERTIES LP	3.400%, $1,105,000 par, due 06/21/2029		(1)	1,233,467
BP CAP MARKETS AMERICA	3.194%, $825,000 par, due 04/06/2025		(1)	907,492
BP CAP MARKETS AMERICA	3.216%, $925,000 par, due 11/28/2023		(1)	992,016
Bristol-Meyers Squibb	3.200%, $560,000 par, due 06/15/2026		(1)	630,073
Capital One Auto Finance Trust	0.739%, $950,000 par, due 07/15/2027		(1)	959,253
CHEVRON CORP	1.995%, $390,000 par, due 05/11/2027		(1)	413,591
CHEVRON CORP	2.895%, $115,000 par, due 03/03/2024		(1)	123,232
CHEVRON USA INC	1.018%, $730,000 par, due 08/12/2027		(1)	733,584
Citibank Credit Card Iss Trust	0.764%, $1,960,000 par, due 04/22/2026		(1)	1,977,699
Citibank Credit Card Iss Trust	0.929%, $2,670,000 par, due 05/14/2029		(1)	2,666,689
Citigroup Incorporated	3.142%, $1,410,000 par, due 01/24/2023		(1)	1,449,889
Citigroup Incorporated	3.200%, $1,135,000 par, due 10/21/2026		(1)	1,268,555
Citigroup Incorporated	3.352%, $680,000 par, due 04/24/2025		(1)	739,282
Citigroup Incorporated	3.700%, $690,000 par, due 01/12/2026		(1)	784,088
Citigroup Incorporated	4.412%, $770,000 par, due 03/31/2031		(1)	933,748
Citigroup Incorporated	4.600%, $1,205,000 par, due 03/09/2026		(1)	1,412,127
Coca-Cola Company	1.450%, $325,000 par, due 06/01/2027		(1)	335,702
    54    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Comcast Corporation	1.500%, $1,595,000 par, due 02/15/2031		(1)	$1,584,202
Comcast Corporation	3.000%, $370,000 par, due 02/01/2024		(1)	398,028
Comcast Corporation	3.300%, $510,000 par, due 04/01/2027		(1)	579,921
Comcast Corporation	3.600%, $110,000 par, due 03/01/2024		(1)	121,021
Comcast Corporation	3.950%, $915,000 par, due 10/15/2025		(1)	1,051,225
CREDIT SUISSE GROUP AG	4.207%, $1,035,000 par, due 06/12/2024		(1)	1,121,340
CVS Health Corp	3.625%, $1,380,000 par, due 04/01/2027		(1)	1,570,412
CVS Health Corp	3.750%, $450,000 par, due 04/01/2030		(1)	523,696
CVS Health Corp	3.875%, $130,000 par, due 07/20/2025		(1)	147,226
CVS Health Corp	4.780%, $245,000 par, due 03/25/2038		(1)	310,410
DAIMLER FINANCE NA LLC	2.700%, $1,215,000 par, due 06/14/2024		(1)	1,300,840
DAIMLER FINANCE NA LLC	3.350%, $535,000 par, due 05/04/2021		(1)	540,131
Discover Card Master Trust	0.489%, $1,890,000 par, due 08/15/2025		(1)	1,896,142
Discover Card Master Trust	0.759%, $1,465,000 par, due 12/15/2026		(1)	1,476,075
Dominion Resources Inc	2.750%, $465,000 par, due 01/15/2022		(1)	475,072
Dow Chemical	3.625%, $615,000 par, due 05/15/2026		(1)	692,976
DOWDUPONT INC	4.493%, $1,255,000 par, due 11/15/2025		(1)	1,465,024
Drive Auto Receivables Trust	1.990%, $26,361 par, due 12/15/2022		(1)	26,406
DTE Energy Company	2.529%, $590,000 par, due 10/01/2024		(1)	628,633
DTE Energy Company	2.600%, $255,000 par, due 06/15/2022		(1)	262,982
DTE Energy Company	3.850%, $950,000 par, due 12/01/2023		(1)	1,033,619
DUKE ENERGY FLORIDA LLC	1.750%, $1,330,000 par, due 06/15/2030		(1)	1,359,925
DUKE ENERGY FLORIDA LLC	3.200%, $475,000 par, due 01/15/2027		(1)	530,242
DUKE ENERGY OHIO INC	2.125%, $285,000 par, due 06/01/2030		(1)	298,489
EQUINIX INC	1.550%, $980,000 par, due 03/15/2028		(1)	996,190
EQUINOR ASA	2.875%, $1,865,000 par, due 04/06/2025		(1)	2,036,972
EQUINOR ASA	3.000%, $1,040,000 par, due 04/06/2027		(1)	1,157,884
ERP Operating LP	3.000%, $490,000 par, due 07/01/2029		(1)	545,169
EVERSOURCE ENERGY	2.750%, $1,110,000 par, due 03/15/2022		(1)	1,139,282
Exelon Corporation	3.950%, $1,050,000 par, due 06/15/2025		(1)	1,187,750
Exxon Mobil Corporation	2.992%, $2,430,000 par, due 03/19/2025		(1)	2,659,635
Fannie- 55 UMBS	3.000%, $2,153,985 par, due 09/01/2050		(1)	2,261,879
Fannie Mae - UBMS	3.500%, $82,625 par, due 01/01/2050		(1)	87,678
Fannie Mae ARM Pool	5.000%, $78,734 par, due 12/01/2048		(1)	87,319
Fannie Mae Pool	3.500%, $218,744 par, due 01/01/2050		(1)	230,854
Fannie Mae Pool	3.500%, $319,259 par, due 07/01/2049		(1)	338,782
Fannie Mae Pool	3.500%, $93,324 par, due 05/01/2049		(1)	99,030
Fannie Mae Pool	3.790%, $255,000 par, due 12/01/2025		(1)	274,987
Fannie Mae Pool	3.820%, $84,624 par, due 07/01/2027		(1)	93,751
Fannie Mae Pool	4.000%, $172 par, due 01/01/2050		(1)	184
Fannie Mae Pool	4.000%, $29,783 par, due 09/01/2049		(1)	31,825
Fannie Mae Pool	4.000%, $359,358 par, due 06/01/2049		(1)	385,494
Fannie Mae Pool	4.500%, $66,960 par, due 04/01/2049		(1)	72,979
Fannie Mae Pool	5.000%, $390,905 par, due 05/01/2048		(1)	433,033
Fannie Mae	2.000%, $7,035,000 par, due 03/25/2051		(1)	7,282,773
Fannie Mae	4.200%, $570,000 par, due 01/01/2029		(1)	648,905
Fannie Mae	5.000%, $1,586,118 par, due 05/01/2049		(1)	1,757,054
Fannie Mae	5.000%, $71,004 par, due 03/01/2049		(1)	79,034
FHLMC	0.000%, $1,620,000 par, due 03/15/2031		(1)	1,406,679
FHLMC	0.000%, $205,000 par, due 07/15/2031		(1)	176,678
FHLMC	0.000%, $450,000 par, due 07/15/2032		(1)	380,103
Florida Power and Light	2.850%, $510,000 par, due 04/01/2025		(1)	555,008
FNMA	0.000%, $155,000 par, due 11/15/2030		(1)	135,643
Ford Credit Auto Owner Trust	1.870%, $130,567 par, due 09/15/2022		(1)	130,888
FORD CREDIT AUTO OWNER TRUST	3.030%, $79,485 par, due 11/15/2022		(1)	80,191
FOX CORP	3.500%, $410,000 par, due 04/08/2030		(1)	465,719
Freddie 55 -UMBS	4.000%, $48,838 par, due 05/01/2049		(1)	52,192
Freddie Mac 55 - UMBS	4.000%, $71,002 par, due 02/01/2050		(1)	75,722
Freddie Mac 55- UMBS	3.500%, $112,574 par, due 01/01/2050		(1)	119,445
Freddie Mac 55-UMBS	5.000%, $150,538 par, due 06/01/2049		(1)	167,139
Freddie Mac-55 UMBS	4.000%, $165,905 par, due 07/01/2049		(1)	177,991
General Electric Company	3.625%, $355,000 par, due 05/01/2030		(1)	405,726
Glaxosmithkline Capital	3.000%, $230,000 par, due 06/01/2024		(1)	247,820
Goldman Sachs Group Inc	2.905%, $2,200,000 par, due 07/24/2023		(1)	2,285,008
Goldman Sachs Group Inc	3.691%, $140,000 par, due 06/05/2028		(1)	161,283
Goldman Sachs Group Inc	4.000%, $1,095,000 par, due 03/03/2024		(1)	1,209,942
Goldman Sachs Group Inc.	3.750%, $945,000 par, due 02/25/2026		(1)	1,073,473
GUARDIAN LIFE GLOB FUND	0.875%, $1,070,000 par, due 12/10/2025		(1)	1,076,260
    55    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
GUARDIAN LIFE GLOB FUND	1.100%, $375,000 par, due 06/23/2025		(1)	$380,355
Home Depot Incorporated	2.500%, $525,000 par, due 04/15/2027		(1)	576,124
HSBC Holdings PLC	1.645%, $2,320,000 par, due 04/18/2026		(1)	2,372,803
HSBC Holdings PLC	4.300%, $200,000 par, due 03/08/2026		(1)	230,432
HSBC Holdings PLC	4.583%, $755,000 par, due 06/19/2029		(1)	893,203
HSBC Holdings PLC	4.950%, $260,000 par, due 03/31/2030		(1)	325,936
Hyundai Auto Receivables Trust	1.940%, $125,000 par, due 02/15/2024		(1)	127,298
JP Morgan Chase & Company	3.900%, $1,680,000 par, due 07/15/2025		(1)	1,908,547
JPMORGAN CHASE & CO	2.005%, $925,000 par, due 03/13/2026		(1)	971,611
JPMORGAN CHASE & CO	2.956%, $490,000 par, due 05/13/2031		(1)	537,329
JPMORGAN CHASE & CO	3.797%, $720,000 par, due 07/23/2024		(1)	781,027
JPMORGAN CHASE & CO	4.452%, $850,000 par, due 12/05/2029		(1)	1,037,085
KEURIG DR PEPPER INC	4.417%, $750,000 par, due 05/25/2025		(1)	864,705
Key Corp	2.250%, $1,390,000 par, due 04/06/2027		(1)	1,482,908
Key Corp	5.100%, $735,000 par, due 03/24/2021		(1)	742,703
Kimberly-Clark Corporation	3.100%, $230,000 par, due 03/26/2030		(1)	264,863
Kinder Morgan Energy Partners	3.500%, $500,000 par, due 03/01/2021		(1)	500,000
KINDER MORGAN INC/DELAWA	4.300%, $920,000 par, due 06/01/2025		(1)	1,049,720
Lowes Companies	1.300%, $805,000 par, due 04/15/2028		(1)	812,100
Lowes Companies	4.500%, $1,055,000 par, due 04/15/2030		(1)	1,313,232
MASTERCARD INC	3.300%, $510,000 par, due 03/26/2027		(1)	581,849
McDonald's Corporation	2.625%, $575,000 par, due 09/01/2029		(1)	629,349
McDonald's Corporation	3.500%, $1,585,000 par, due 07/01/2027		(1)	1,818,201
McDonald's Corporation	3.600%, $690,000 par, due 07/01/2030		(1)	808,714
MERCK & CO INC	1.450%, $1,375,000 par, due 06/24/2030		(1)	1,394,140
MET LIFE GLOB FUNDING I	0.950%, $1,970,000 par, due 07/02/2025		(1)	1,996,122
Mondelez International	2.750%, $315,000 par, due 04/13/2030		(1)	345,987
Morgan Stanley Dean Witter	2.720%, $720,000 par, due 07/22/2025		(1)	770,098
Morgan Stanley Dean Witter	3.622%, $2,350,000 par, due 04/01/2031		(1)	2,733,285
Morgan Stanley Dean Witter	4.431%, $590,000 par, due 01/23/2030		(1)	717,682
MORGAN STANLEY	3.125%, $1,210,000 par, due 07/27/2026		(1)	1,352,502
MORGAN STANLEY	3.125%, $630,000 par, due 01/23/2023		(1)	664,883
Morgan Stanley	3.875%, $260,000 par, due 04/29/2024		(1)	288,033
NATIONAL SECS CLEARING	1.200%, $455,000 par, due 04/23/2023		(1)	464,082
NAVIENT STUDENT LOAN TRUST	1.310%, $530,000 par, due 01/15/2069		(1)	534,934
New York Life Global Funding	2.900%, $1,670,000 par, due 01/17/2024		(1)	1,791,559
NIKE INC	2.750%, $865,000 par, due 03/27/2027		(1)	957,148
NVIDIA CORP	2.850%, $1,015,000 par, due 04/01/2030		(1)	1,141,814
ORACLE CORP	2.950%, $230,000 par, due 11/15/2024		(1)	250,231
OTIS WORLDWIDE CORPElectrical	2.056%, $975,000 par, due 04/05/2025		(1)	1,033,344
PAYPAL HOLDINGS INC	1.650%, $2,220,000 par, due 06/01/2025		(1)	2,319,412
Pfizer Incorporated	2.625%, $610,000 par, due 04/01/2030		(1)	680,852
PHILIP MORRIS INTL INC	2.875%, $1,500,000 par, due 05/01/2024		(1)	1,611,120
PHILLIPS 66	1.300%, $340,000 par, due 02/15/2026		(1)	344,553
PROLOGIS INC	2.125%, $520,000 par, due 04/15/2027		(1)	557,986
PUBLIC SERVICE ENTERPRIS	1.600%, $830,000 par, due 08/15/2030		(1)	818,363
PUBLIC SERVICE ENTERPRIS	2.650%, $745,000 par, due 11/15/2022		(1)	776,484
Reckitt Benckiser TSY	2.750%, $1,605,000 par, due 06/26/2024		(1)	1,716,499
REPUBLIC SERVICES INC	1.450%, $1,270,000 par, due 02/15/2031		(1)	1,242,949
RESOLUTION FUNDING STRIP	0.000%, $705,000 par, due 01/15/2030		(1)	627,604
RFCSP	0.000%, $350,000 par, due 01/15/2030		(1)	311,367
RFCSP	0.000%, $920,000 par, due 04/15/2030		(1)	815,831
ROPER TECHNOLOGIES INC	1.000%, $340,000 par, due 09/15/2025		(1)	344,104
SCHLUMBERGER FIN CA	1.400%, $300,000 par, due 09/17/2025		(1)	308,511
SHELL INTERNATIONAL FIN	2.375%, $1,590,000 par, due 04/06/2025		(1)	1,705,275
Simon Property Group LP	2.000%, $465,000 par, due 09/13/2024		(1)	485,948
Simon Property Group LP	2.750%, $170,000 par, due 06/01/2023		(1)	178,680
SOUTHERN CO	2.950%, $920,000 par, due 07/01/2023		(1)	974,243
STANDFORD UNIVERSITY	1.289%, $510,000 par, due 06/01/2027		(1)	525,035
STATE STREET CORP	2.901%, $895,000 par, due 03/30/2026		(1)	974,941
STATOIL ASA	3.700%, $50,000 par, due 03/01/2024		(1)	54,942
Target Corporation	2.250%, $450,000 par, due 04/15/2025		(1)	481,707
Thermo Electron Corporation	4.133%, $680,000 par, due 03/25/2025		(1)	773,187
TJX COS INC	3.750%, $1,610,000 par, due 04/15/2027		(1)	1,861,901
Toyota Auto Receivables Owner	1.920%, $84,980 par, due 07/15/2022		(1)	85,359
Toyota Auto Receivables	1.670%, $99,160 par, due 11/15/2022		(1)	99,705
TOYOTA MOTOR CREDIT CORP	2.900%, $1,290,000 par, due 03/30/2023		(1)	1,364,691
Trans- Cananda Piplines	4.625%, $75,000 par, due 03/01/2034		(1)	91,652
    56    (Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	TSMC Global LTD	1.375%, $1,515,000 par, due 09/28/2030		(1)	$1,487,306
	Unilever Capital Corporation	2.600%, $445,000 par, due 05/05/2024		(1)	474,219
	Union Pacific Corporation	3.950%, $400,000 par, due 09/10/2028		(1)	474,880
	UNITED PARCEL SERVICE	3.900%, $975,000 par, due 04/01/2025		(1)	1,101,545
	United States Treasury	1.375%, $1,475,000 par, due 08/15/2050		(1)	1,381,426
	United States Treasury	1.375%, $9,160,000 par, due 11/15/2040		(1)	9,059,790
	United States Treasury	1.625%, $5,580,000 par, due 11/15/2050		(1)	5,558,182
	United States Treasury	2.750%, $4,730,000 par, due 08/31/2025		(1)	5,259,524
	UNIV OF CALIFORNIA CA REVENUES	1.316%, $550,000 par, due 05/15/2027		(1)	558,794
	UPJOHN Inc	2.300%, $385,000 par, due 06/22/2027		(1)	409,879
	US 10yr Note CBT	0.000%, $46 par, due 03/22/2071		(1)	—
	US 20yr Note CBT	0.000%, $147 par, due 03/22/2071		(1)	—
	US Bancorp	2.400%, $1,340,000 par, due 07/30/2024		(1)	1,428,427
	US TREASURY	0.125%, $61,870,000 par, due 12/15/2023		(1)	61,797,612
	US TREASURY	0.375%, $44,875,000 par, due 12/31/2025		(1)	44,910,002
	US TREASURY	0.625%, $39,315,000 par, due 12/31/2027		(1)	39,272,147
	US ULTRA BOND	0.000%, $5 par, due 03/22/2071		(1)	—
	Usaa Captial	2.125%, $275,000 par, due 05/01/2030		(1)	289,160
	VERIZON COMMUNICATIONS	1.750%, $1,820,000 par, due 01/20/2031		(1)	1,810,900
	VERIZON COMMUNICATIONS	4.500%, $675,000 par, due 08/10/2033		(1)	851,722
	Visa Inc.	1.900%, $560,000 par, due 04/15/2027		(1)	596,019
	VOLKSWAGEN GROUP AMERICA	0.875%, $840,000 par, due 11/22/2023		(1)	844,729
	VOLKSWAGEN GROUP AMERICA	2.900%, $1,145,000 par, due 05/13/2022		(1)	1,181,182
	WAL-MART STORES INC	3.050%, $680,000 par, due 07/08/2026		(1)	765,551
	Walt Disney Company	3.350%, $1,380,000 par, due 03/24/2025		(1)	1,529,854
	YALE UNIVERSITY	0.873%, $490,000 par, due 04/15/2025		(1)	497,737
*	Wells Fargo/BlackRock Short Term Investment Fund S	25,035,851 shares		(1)	25,035,851
					369,686,266
		Accrued income receivable			1,156,653
		Payable for daily variation margin on futures contracts			(49,250)
		Payable for securities purchased on a forward
		commitment basis			(66,904,049)
		Receivable for securities sold on a forward commitment basis			59,927,990
		Payable for investment payments due			(24,973,573)
		Receivable for investment payments due			25,378,518
		Adjustment from fair value to current value			(17,469,848)
					346,752,707
		Total underlying securities of security-backed contracts			4,657,232,143
		Wrapper contract fee payable			(1,451,913)
		Investment management fee payable			(91,263)
		Pending trades			55,145
					4,655,744,112
	Collective Investment Fund
*	Wells Fargo/BlackRock Short Term Investment Fund S	222,618,539 units		(1)	222,618,539
					222,618,539
					4,878,362,651

*	Money market funds - unallocated	Collective investment fund	40,030,014	40,030,014	40,030,014

*	Wells Fargo – ESOP Fund
	Wells Fargo & Company common stock - allocated	Common stock fund	201,378,438	8,299,701,264	6,077,601,259
	Wells Fargo ESOP – unallocated	Convertible preferred stock	822,242	874,843,715	989,631,427
	Money market funds - allocated	Collective investment fund	80,704,480	80,704,480	80,704,480
	Money market funds - unallocated	Collective investment fund	25,292,257	25,292,257	25,292,257
					7,173,229,423
					$48,542,300,492
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

EXHIBITS

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Mark Hickman
Mark Hickman
Senior Vice President
Director of Compensation and Benefits
Wells Fargo & Company

June 24, 2021